    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              MORGAN PRODUCTS LTD.
             (Exact name of registrant as specified in its charter)
                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)

                                   06-1095650
                                (I.R.S. Employer
                             Identification Number)
                            ------------------------
                469 MCLAWS CIRCLE, WILLIAMSBURG, VIRGINIA 23185
                                 (757) 564-1700
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                            MR. DOUGLAS H. MACMILLAN
             VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                               469 MCLAWS CIRCLE
                             WILLIAMSBURG, VA 23185
                                 (757) 564-1700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                        COPIES OF ALL COMMUNICATIONS TO:

        FRODE JENSEN, III, ESQ.                   CURT B. GLEAVES, ESQ.
  Winthrop, Stimson, Putnam & Roberts           Foster Pepper & Shefelman
           Financial Centre                          One Main Place
         695 East Main Street               101 S.W. Main Street, 15th Floor
        Stamford, CT 06901-6760                  Portland, OR 97204-3223
            (203) 348-2300                           (503) 221-0607

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
                 TITLE OF SHARES                       AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
                TO BE REGISTERED                     BE REGISTERED        PER SHARE(1)       OFFERING PRICE     REGISTRATION FEE
Common Stock, par value $.10 per share              4,010,000 shares         $7.375          $29,573,750.00        $10,197.84

(1) ESTIMATED SOLELY FOR PURPOSES OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457(C) OF THE SECURITIES ACT OF 1933.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 1, 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,400,000 SHARES

                                     [LOGO]

                              MORGAN PRODUCTS LTD.

                                  COMMON STOCK
                               ------------------

    Of the 3,400,000 shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock"), of Morgan Products Ltd. ("Morgan" or the "Company") offered hereby, 1,500,000 Shares are being sold by the Company and 1,900,000 Shares are being sold by Saugatuck Capital Company Limited Partnership ("Saugatuck" or the "Selling Shareholder"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholder. See "Selling Shareholder." The Common Stock is listed on the New York Stock Exchange, under the symbol MGN. On September 30, 1996, the last reported transaction in the Common Stock on the New York Stock Exchange was at $7.50 per share. See "Common Stock Price Range and Dividend Policy."
                            ------------------------

    SEE "RISK FACTORS" ON PAGES 8 TO 12 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                       UNDERWRITING                            PROCEEDS TO
                                                      DISCOUNTS AND        PROCEEDS TO           SELLING
                                 PRICE TO PUBLIC      COMMISSIONS(1)        COMPANY(2)        SHAREHOLDER(3)
Per Share.....................          $                   $                   $                   $
Total(4)......................          $                   $                   $                   $

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $         .

(3) Before deducting expenses payable by the Selling Shareholder estimated at
    $         .

(4) The Company has granted to the Underwriter an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 510,000 additional shares at the price to public less the underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriter exercises such option in full, the total price to public, underwriting discounts and commissions, and proceeds to the Company will be
    $         , $         and $         , respectively. See "Underwriting."

    The Shares being offered hereby are offered, subject to prior sale, when, as and if accepted by the Underwriter, subject to certain other conditions including the Underwriter's right to reject orders in whole or in part. It is
expected that delivery of the Shares will be made on or about            , 1996
at the office of Black & Company, Inc., Portland, Oregon.
                            ------------------------

                             BLACK & COMPANY, INC.
                                ---------------

                  The date of this Prospectus is       , 1996

                           [INSIDE FRONT COVER PAGE]

[PHOTOGRAPH COLLAGE DEPICTING VARIOUS INTERIOR AND EXTERIOR DOORS MANUFACTURED BY THE COMPANY AND WINDOW SYSTEMS DISTRIBUTED BY THE COMPANY; PHOTOGRAPHIC CHART DEPICTING THE COMPONENTS OF A COMPANY--MANUFACTURED DOOR]

                           [RESERVED FOR PHOTOGRAPHS]

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED ELSEWHERE IN THIS PROSPECTUS, AS WELL AS THE INFORMATION APPEARING IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

    CERTAIN INFORMATION CONTAINED IN THIS SUMMARY, ELSEWHERE IN THIS PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN, INCLUDING INFORMATION UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND INFORMATION WITH RESPECT TO THE COMPANY'S EXPECTED OPERATIONS, EXPECTED FINANCIAL RESULTS, COST SAVINGS, PLANS AND STRATEGY FOR ITS BUSINESS AND RELATED FINANCING, ARE FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS."

                                  THE COMPANY

    The Company is a leading marketer, manufacturer and distributor of premium wood door systems and other specialty building products primarily under the brand names "Morgan" and "Nicolai." The Company also distributes millwork products manufactured by third parties, including, in nine of its fourteen distribution centers, premium window systems manufactured by Andersen Corporation ("Andersen"). The Company's manufactured products are sold through the Company's distribution centers as well as through independent distributors, home center chains and other retail stores throughout most of the United States. The Company believes that approximately half of its sales are to the residential and light commercial improvement, maintenance and repair markets, and the balance is to the residential and light commercial new construction markets.

    The Company is organized into three primary operating business units: Morgan Manufacturing, which is headquartered in Oshkosh, Wisconsin and directs the Company's manufacturing operations; Morgan Distribution, which is headquartered in Mechanicsburg, Pennsylvania and directs the Company-operated distribution centers; and Morgan National Accounts, which is headquartered in Williamsburg, Virginia and serves large home center chains, marketing and merchandising millwork and specialty building products for Morgan Manufacturing and Morgan Distribution. The Company's manufactured and distributed products are virtually all considered to be "millwork."

    The Company believes that it is well-positioned in the millwork industry to capitalize on its well-known brand names, market leadership in wood panel doors, outstanding reputation for product quality and customer service, multi-channel distribution capabilities and access to financial resources, all of which it believes are substantial competitive advantages. However, during the late 1980's and early 1990's, the Company was hurt by reduced housing starts, industry overcapacity, rising raw material prices, and other business and economic conditions which led to reduced demand for the Company's products, substantial manufacturing overcapacity, and poor financial results.

    Since 1994, the Company has adopted a comprehensive strategic plan to restore profitability and regain industry leadership by providing customers with quality products and optimum service at the best price/value relationship. As part of this plan, the Company has made several key management changes, including the naming of a new chief executive officer in 1994 and the recent naming of new management in each of the Morgan Manufacturing, Morgan Distribution and Morgan National Accounts units to establish a qualified and experienced leadership team committed to achieving Morgan's strategic plan. These recent additions, combined with the Company's existing management, have enabled the Company to strengthen and enhance its core competencies in operations finance, manufacturing operations management and marketing/merchandising.

    The Company has taken a series of major initiatives to implement this plan and to respond to continuing challenges in the industry. At Morgan Manufacturing, three manufacturing facilities have been closed or sold and, with the sale of the Lexington, North Carolina manufacturing facility, all door manufacturing has been consolidated in the Company's Oshkosh, Wisconsin facility. The Company has committed to approximately $6.0 million in capital expenditures for a new high-speed door assembly line to significantly improve the efficiency and manufacturing capacity of the Oshkosh facility and reduce manufacturing lead times. Management has also committed to control manufacturing costs and has achieved substantial savings through innovative raw material purchasing and manufacturing practices. The Company has also taken steps to increase revenues by making its manufacturing business more customer-focused and by better managing relationships with its distributors and home center customers. The Company is developing a "good, better, best" merchandising strategy which is intended to improve its product mix and to meet a broader range of consumer needs and price ranges, to increase the likelihood that the customer will purchase a higher quality and priced product. If successful, this approach would result in a higher average gross margin for the Company's total mix of products.

    At Morgan Distribution, management has implemented a number of strategic initiatives to increase the profitability of its distribution business. In 1995, the Company took steps to focus its efforts on increasing sales of Andersen products and as a result, Morgan's sales of Andersen products for the first half of 1996 increased by approximately 14% over the first half of 1995, which the Company believes is a significantly greater increase than what was realized by the other Andersen distributors in the market areas served by the Company. Management believes that Morgan has substantially strengthened its relationship with Andersen and has regained its position as one of the largest distributors of Andersen products in the United States. The Company has also adopted initiatives to place greater sales emphasis on a mix of products which yield a higher profitability and has implemented activity-based costing analysis and value pricing systems to better price certain products and services. In addition, the Company has also taken steps to reduce costs by streamlining management, restructuring its transportation fleet and delivery systems and reviewing its purchasing practices.

    An important part of the Company's strategic plan is to expand its distribution capabilities in the South and other areas where the Company believes opportunities for significant growth may exist. In August 1996, the Company acquired substantially all of the business and assets of Tennessee Building Products, Inc., a regional millwork and specialty building products distributor and light manufacturer headquartered in Nashville, Tennessee, and its subsidiary, Titan Building Products, Inc. (collectively, "TBP"). In 1995 and for the first six months of 1996, TBP had sales of $46.8 million and $24.4 million, respectively, and would have contributed $.05 per share to the Company's earnings on a pro forma basis during each of such periods. With this acquisition (the "TBP Acquisition") the Company expanded its operations to include Nashville and Chattanooga, Tennessee; Charlotte, North Carolina; Greenville, South Carolina; and Huntsville, Alabama. The Company intends to further grow its distribution business, including through acquisitions, as opportunities permit.

    In order to enhance the Company's relationships with home centers and other large Morgan Manufacturing and Morgan Distribution retail accounts, the Company established its Morgan National Accounts unit as a separate operation in 1995. Morgan National Accounts serves these larger customers as a single Morgan relationship contact and through Morgan National Accounts the Company will be able to support category management services and to work with these accounts to develop a more profitable product mix.

    As the final major element of its strategic initiatives, the Company is committed to improving its management information systems. A new Company-wide integrated management information system has been selected and is in the process of implementation. Upon completion of this project, the Company will have achieved significant progress in meeting its goal of being the industry leader in customer-friendly order processing and fulfillment systems as well as having contributed to substantial cost savings internally.

    The Company intends to continue aggressively pursuing successful completion of the plan with initiatives to complement, expand and advance the steps previously taken. Specifically, the Company intends, with respect to its distribution business, to continue to emphasize the growth of the operations, including through acquisitions, as opportunities permit. With respect to its manufacturing operations, the Company's immediate focus is to complete the successful implementation and start-up of the new high-speed door assembly line at the Oshkosh facility in order to fully realize the advantages in capacity, flexibility, reduced lead times and other efficiencies that such line is expected to afford and to take full advantage of the benefits of the consolidation stemming from the sale of the Lexington facility. In addition, the Company intends to continue to pursue general cost-reduction and efficiency-enhancing measures.

                              SELLING SHAREHOLDER

    Saugatuck, the Selling Shareholder, is a venture capital partnership which acquired a controlling interest in the Company in 1984. Mr. Frank J. Hawley, Jr., the Chairman of the Board of Directors of the Company, is the managing partner of Laurel Partners, the general partner of Saugatuck. See "Selling Shareholder."

    Under the terms of Saugatuck's partnership agreement, Saugatuck was terminated on December 31, 1995 and is in the process of winding up its affairs. The Shares offered by the Selling Shareholder are being offered in order to further the liquidation of Saugatuck.

    In connection with the liquidation of Saugatuck, Mr. Hawley and Mr. Owen S. Crihfield will receive 97,561 and 2,439 shares of Common Stock of the Company, respectively, immediately following the Offering. Neither Saugatuck nor Laurel Partners will own any Common Stock of the Company following the Offering. Mr. Hawley's holdings will increase by the 97,561 shares distributed to him, which, when added to the 50,000 shares owned by him individually, will result in his beneficially owning 147,561 shares or 1.5% of the Common Stock which will be outstanding after the Offering (assuming that the Underwriter's over-allotment option is not exercised). Mr. Crihfield will be the holder of 2,439 shares after the Offering. See "Certain Transactions" for a discussion of transactions between the Selling Shareholder and the Company during the last three years.

                                  THE OFFERING

Common Stock offered by the Company...........  1,500,000 Shares(1)

Common Stock offered by the Selling
  Shareholder.................................  1,900,000 Shares

Estimated net proceeds to the Company.........  $

Common Stock to be outstanding after this
  offering (the "Offering")...................  10,149,308 shares(1)(2)

Use of proceeds received by the Company.......  Reduction of bank debt. See "Use of
                                                Proceeds."

NYSE Symbol...................................  MGN

------------------------
(1) Excludes up to 510,000 Shares of Common Stock subject to an over-allotment option granted to the Underwriter. See "Underwriting."

(2) Excludes a total of 843,300 shares of Common Stock reserved under the Morgan Products Ltd. Incentive Stock Option Plan (the "Stock Option Plan") and the Non-employee Director Stock Option Plan (the "Director Plan"), 120,865 shares reserved under the Morgan Products Ltd. 1992 Employee Stock Purchase Plan, and 90,000 shares of Common Stock as to which the Company has agreed to grant an option to Mr. Brett D. Hoyt. See "Management."

                                  RISK FACTORS

    See "Risk Factors" beginning on page 8 for a discussion of certain risks that should be considered in connection with an investment in the Common Stock offered hereby.

        SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION

    The following summary historical and pro forma combined financial information of the Company was derived from, and should be read in conjunction with, the historical financial statements of the Company and TBP and the pro forma combined financial information of the Company, including the notes thereto, that appear elsewhere in this Prospectus. The unaudited pro forma combined statement of operations data give effect to the TBP Acquisition and the Offering as if they had occurred on January 1, 1995. The unaudited pro forma combined balance sheet data give effect to the TBP Acquisition and the Offering as if they had occurred on June 29, 1996.

                       SUMMARY HISTORICAL FINANCIAL DATA

                                                                                      THREE                   SIX
                                                                                   MONTHS ENDED           MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,        --------------------  ----------------------
                                           ----------------------------------   JULY 1,   JUNE 29,    JULY 1,     JUNE 29,
                                              1993        1994        1995       1995       1996        1995        1996
                                           ----------  ----------  ----------  ---------  ---------  ----------  ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..............................  $  392,702  $  358,357  $  338,026  $  84,262  $  95,208  $  164,926  $  169,744
  Gross profit...........................      52,797      52,398      47,463     11,553     14,379      23,521      24,877
  Sales, general and administrative
    expenses.............................      49,347      47,001      46,685     11,343     12,187      23,085      22,712
  Provision for restructuring(1).........           0      11,291          51          0        881           9         881
  Operating income (loss)................       3,450      (5,894)        727        210      1,311         427       1,284
  Interest/other expense.................      (2,248)     (3,307)     (3,313)      (909)      (719)     (1,606)     (1,232)
  Income (loss) before income taxes......       1,202      (9,201)     (2,586)      (699)       592      (1,179)         52
  Net income (loss)......................         952      (9,401)     (2,628)      (729)       562      (1,239)          3
  Earnings (loss) per share..............         .11       (1.10)       (.30)      (.08)       .06       (0.14)       0.00
  Weighted average common and common
    equivalent shares outstanding(2).....       8,495       8,549       8,644      8,642      8,697       8,642       8,684

                                                                                                               AT
                                                    AT DECEMBER 31,                                  ----------------------
                                           ----------------------------------                         JULY 1,     JUNE 29,
                                              1993        1994        1995                              1995        1996
                                           ----------  ----------  ----------                        ----------  ----------
BALANCE SHEET DATA:
  Working capital........................  $   77,225  $   61,639  $   58,674                        $   67,319  $   61,319
  Total assets...........................     133,280     113,308     109,515                           120,518     112,440
  Long-term debt.........................      46,669      33,245      35,574                            41,456      32,057
  Stockholders' equity...................      64,481      55,192      52,835                            54,078      52,963
  Long-term debt, net of cash to total
    capitalization.......................        40.1%       32.9%       36.6%                             41.9%       36.1%
  Stockholders' equity per share (2).....  $     7.59  $     6.39  $     6.11                        $     6.26  $     6.12

------------------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of income before the provision for restructuring and earnings per share before the provision for restructuring.

(2) Stockholders' equity per share represents stockholders' equity divided by common shares outstanding at the respective period end.

                SUMMARY PRO FORMA COMBINED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          YEAR ENDED      SIX MONTHS ENDED
                                                       DECEMBER 31, 1995    JUNE 29, 1996
                                                       -----------------  -----------------
STATEMENT OF OPERATIONS DATA:
  Net sales..........................................     $   384,848        $   194,131
  Gross profit.......................................          58,852             31,076
  Sales, general and administrative expenses.........          56,245             27,818
  Provision for restructuring........................              51                881
  Operating income...................................           2,556              2,377
  Interest/other expense.............................          (3,808)            (1,418)
  Income (loss) before income taxes..................          (1,252)               959
  Net income (loss)..................................          (1,294)               910
  Earnings (loss) per share..........................           (0.13)              0.09
  Weighted average common and common equivalent
    shares outstanding...............................          10,144             10,184

                                                                 AT JUNE 29, 1996
                                                       ------------------------------------
                                                            MORGAN            PRO FORMA
                                                          HISTORICAL          COMBINED
                                                       -----------------  -----------------
BALANCE SHEET DATA:
  Working capital....................................     $    61,319        $    70,687
  Total assets.......................................         112,440            133,199
  Long-term debt.....................................          32,057             37,549
  Stockholders' equity...............................          52,963             63,126

                                  THE COMPANY

    The Company's business has been conducted through various predecessors since 1855. Morgan was organized in 1983 by Saugatuck to acquire the assets of the building materials business of C-E Morgan, Inc., a subsidiary of Combustion Engineering, Inc., which had operated the Company's business since 1972.

    The Company is a leading marketer, manufacturer and distributor of premium wood door systems and other specialty building products primarily under the brand names "Morgan" and "Nicolai." The Company also distributes millwork products manufactured by third parties, including, in nine of its fourteen distribution centers, premium window systems manufactured by Andersen. The Company's manufactured products are sold through the Company's distribution centers as well as through independent distributors, home center chains and other retail stores throughout most of the United States. The Company believes that approximately half of its sales are to the residential and light commercial improvement, maintenance and repair markets, and the balance is to the residential and light commercial new construction markets.

    The Company is organized into three primary operating business units: Morgan Manufacturing, which is headquartered in Oshkosh, Wisconsin and directs the Company's manufacturing operations; Morgan Distribution, which is headquartered in Mechanicsburg, Pennsylvania and directs the Company-operated distribution centers; and Morgan National Accounts, which is headquartered in Williamsburg, Virginia and serves large home center chains, marketing and merchandising millwork and specialty building products for Morgan Manufacturing and Morgan Distribution. The Company's manufactured and distributed products are virtually all considered to be "millwork." In view of the nature of its products and the method of distribution, management believes that the Company's business constitutes a single industry segment.

    The Company's executive offices are located at 469 McLaws Circle, Williamsburg, Virginia 23185; and its telephone number is (757) 564-1700.

                                  RISK FACTORS

HISTORY OF LOSSES

    The Company has incurred a net loss in four of the last five fiscal years . The Company's net losses for 1991, 1992, 1994 and 1995, respectively, were $8.1 million, $10.2 million, $9.4 million and $2.6 million. From 1991 to 1995, stockholders' equity decreased from $73.6 million to $52.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Although the Company has taken steps over the past few years to reduce costs, improve efficiency and to increase revenues, there can be no assurance that the Company will be able to achieve and maintain profitability. The Company's ability to sustain profitability is dependent upon a number of factors, including the continued successful implementation of its manufacturing improvement and cost reduction efforts, as well as various factors beyond the Company's control, such as the impact of raw material price fluctuations, the demand for the Company's higher quality products and the effect of general economic conditions on the Company's markets. The failure of the Company to sustain profitability could hinder its ability to service its debt, to make capital expenditures and to take advantage of business opportunities, the failure to perform any one of which could have a material adverse effect on the Company's financial condition and results of operations.

CONSOLIDATION OF MANUFACTURING OPERATIONS; FUTURE NON-RECURRING CHARGES

    In 1994 the Company closed its Springfield, Oregon and Weed, California manufacturing facilities and in the second quarter of 1996 the Company sold its Lexington, North Carolina door manufacturing facility. The entire manufacturing operation and product line of doors previously manufactured in Lexington has been shifted to the Company's Oshkosh, Wisconsin door manufacturing facility. Accordingly, all of its door manufacturing operations have been consolidated at its Oshkosh facility. It is expected that the Company will incur restructuring expenses in the third and fourth quarters of 1996 of approximately $2.6 to $3.0 million related to the sale of its Lexington facility and the consolidation of all door manufacturing operations into its Oshkosh facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Restructuring of Operations" and "--Recent Developments."

    In order to expand its capacity to meet anticipated demand and to reduce its costs of production, the Company is installing a new high-speed door assembly line at its Oshkosh facility. It is expected that delivery, installation and start-up of the new line will be completed during the first quarter of 1997. Delays in the timely delivery, installation or start-up of the equipment or performance shortfall could have a material adverse effect on the profitability of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments" and "Business--Operations and Products."

    Further, since all of its manufacturing facilities are now at one location, a catastrophic loss or destruction of the facility or a general labor dispute at this site, would stop all production of its doors and would have a material adverse effect on the Company and its results of operations.

RELATIONSHIP WITH ANDERSEN

    Approximately 40% of the Company's 1995 sales were derived from products sold under the "Andersen" name. The Company's agreement with Andersen grants to the Company the non-exclusive right to distribute certain of Andersen's products in specified territories and provides that Andersen can terminate any of the Company's distributorships at any time upon 60 days notice. The Company believes that such a termination provision is Andersen's standard arrangement with its distributors. Although the Company currently has no indication that a termination or significant modification of the Company's relationship with Andersen is being considered, such a termination or significant modification would have a material adverse impact on the Company's profitability.

    Andersen currently sells its products exclusively through distributors such as the Company. In 1994, Andersen realigned its distribution territories which resulted in some reduction in the territories in which the Company was permitted to sell Andersen products, although such realignment also reduced the number of third parties who have also been granted the right to sell Andersen products in such territories. Such realignment contributed to a decline in unit sales by Morgan of Andersen products in 1994 by approximately 20% compared to 1993. Although the Company has no current indication that Andersen is planning another such realignment or that Andersen might implement a different distribution system such as direct sales, the occurrence of such an event could have a material adverse effect on the Company's profitability. See "Business--Operations and Products" and "Business--Competition."

ACQUISITION STRATEGY

    In furtherance of the Company's expansion strategy, it acquired TBP, a regional millwork and specialty building products distributor and light manufacturer headquartered in Nashville, Tennessee, in August 1996. See "The Company" and "Business." The Company's growth strategy includes the possible acquisition of additional distribution businesses. The Company's ability to accomplish its strategy will depend upon a number of factors including, among others, the Company's ability to identify acceptable acquisition candidates, to consummate the acquisition of such businesses on terms that are favorable to the Company, to retain, hire and train professional management and sales personnel at each such acquired business, and to promptly and profitably integrate the acquired operations into the Company. No assurance can be given that the Company will be successful with respect to such factors or that any acquired operations will be profitable or be successfully integrated into the Company.

    Acquiring additional distribution businesses will require additional capital and the consent of the Company's lenders and may have a significant impact on the Company's financial position. Any such acquisitions may involve the use of cash (including, indirectly, cash generated by the net proceeds of this Offering), the issuance of additional debt or the issuance of one or more classes or series of classes of the

Company's equity securities, which could have a dilutive effect on the then-outstanding capital stock of the Company. Acquisitions could result in the accumulation of substantial goodwill and intangible assets, which may result in substantial amortization charges to the Company which could reduce reported earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Strategy."

KEY CUSTOMERS OF MANUFACTURED PRODUCTS

    The Company does not have formal distribution agreements with any of its independent distributors or home center chain customers which, in 1995, purchased approximately 80% of the products manufactured by the Company's manufacturing unit, accounting for approximately 24% of total Company sales. Such distribution relationships may generally be terminated by either party at any time. The Company's largest independent distributor purchased approximately 11% of the products manufactured by the Company, accounting for approximately 3% of total Company sales. The Company's largest home center chain customer purchased approximately 23% of the products manufactured by the Company, accounting for slightly less than 10% of total Company sales. The loss of one or more independent distributors or home center chains may have a material adverse effect on the Company. See "Business--Operations and Products."

ECONOMIC AND SEASONALITY FACTORS AFFECTING INDUSTRY

    Historically, the level of the Company's business activity has been cyclical, fluctuating with economic cycles, in particular, with housing starts and remodelling levels. Housing starts and remodelling are, in turn, heavily influenced by mortgage interest rates, consumer debt levels, changes in disposable income, employment growth, consumer confidence and, on a short term basis, weather conditions. There can be no assurance that a downturn in these factors affecting housing starts and remodelling will not occur and if housing and remodelling starts are materially reduced, it is likely such reduction would have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Significant Industry Trends/Uncertainties." The Company's business is somewhat seasonal with the Company's lowest sales traditionally occurring in the first and fourth quarters. Since a high percentage of the Company's overhead and expenses are relatively fixed throughout the year, profits tend to be lower in quarters with lower sales.

FLUCTUATIONS IN PRICE OF RAW MATERIAL

    The Company's manufacturing operation is dependent upon outside suppliers for all of its raw material needs and, therefore, is subject to price increases and delays in receiving supplies of such materials. Wood constitutes approximately 90% of the Company's raw material costs. The cost of wood generally fluctuates significantly from quarter to quarter and is influenced by regulatory constraints which reduce supply from public timberlands and by housing starts which affect demand. No assurance can be given that the Company will continue to have available the necessary raw material at a reasonable price or that significant increases in material costs would not have a material adverse effect on the Company. See "Business--Operations and Products."

COMPETITION

    Competition in the residential specialty building products market is substantial, both from within the United States and from foreign manufacturers and importers of building products. The Company has numerous competitors at the manufacturers' level in the interior and exterior premium wood door market, although the Company believes that it has the largest market share among the manufacturers of interior and exterior premium wood panel doors. The Company's distribution centers compete principally with other distributors of specialty building products, including window systems, manufactured by third parties and manufacturers of specialty building products which sell directly to the Company's target customers.

The Company's manufactured product lines and the Andersen window systems that it distributes are positioned primarily at the premium price end of their respective markets. In addition, the Company's agreement with Andersen restricts the ability of the Company to offer for sale the window systems of other manufacturers through those of the Company's distribution locations carrying Andersen products. The Company believes, therefore, that producers and distributors of lower priced or lower cost products may enjoy a competitive advantage where price is the consumer's primary concern and that the Company may be competitively disadvantaged in certain market areas by being restricted in offering its customers a more varied product mix. In addition, certain of the Company's competitors may have greater financial and other resources than the Company and may have greater sales than the Company. Competition could adversely affect the Company's operating results by forcing the Company to reduce its sales prices, offer enhanced credit terms, increase customer discounts or incentives, increase spending for shipping or providing other services. See "Business--Operations and Products" and "Business--Competition."

RESTRICTIVE COVENANTS

    The Company's financing agreements include certain covenants that, among other things, restrict the ability of the Company to: dispose of assets; incur additional indebtedness; incur guarantee obligations; prepay other indebtedness; pay dividends; create liens on assets; enter into sale and leaseback transactions; make investments, loans or advances; make acquisitions; engage in mergers or consolidations; change the business conducted by the Company; make capital expenditures; or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the financing agreements, the Company is required to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios, annual capital expenditures limitations and net worth tests. There can be no assurance that these requirements will be met in the future.

DEPENDENCE ON KEY PERSONNEL

    The success of the Company depends to a large extent on a number of key employees, and the loss of the services provided by them could materially adversely affect the Company. In particular, the loss of the services provided by Larry R. Robinette, the President, Chief Executive Officer and a director of the Company, could materially adversely affect the Company. Mr. Robinette entered into an employment agreement with the Company for a period ending December 31, 1997 with automatic one year renewal terms, unless either party delivers written notice of its desire not to renew 180 days prior to the end of such term. See "Management."

ABSENCE OF DIVIDENDS

    The Company has never paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any payment of future dividends and the amounts thereof will be dependent upon the Company's earnings, financial condition, cash flow and other factors deemed relevant by the Company's Board of Directors. The Company is restricted in its ability to pay dividends during the period ending July 13, 1998 by its bank agreements. See "Common Stock Price Range and Dividend Policy."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

    The Company's Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue 5,000,000 shares of Preferred Stock, par value $.10 per share. The Board of Directors is expressly authorized to divide the shares of Preferred Stock into one or more classes or series and to fix and determine the voting powers and other rights and preferences of such Preferred Stock. Although the Company has no current plans to issue any shares of Preferred Stock, issuance of such Preferred Stock could materially and adversely affect the voting powers and other rights of the holders of Common Stock.

The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

    In addition, certain provisions of Delaware law applicable to the Company could delay or make more difficult a merger, tender offer or proxy contest involving the Company. Section 203 of the Delaware General Corporation Law ("Section 203") prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Shares offered hereby
by the Company are estimated to be $         million ($      million if the
Underwriter's over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The principal purposes of the sale of the Shares by the Company are to increase the Company's equity base and reduce indebtedness to banks. All of the proceeds received by the Company will be used to reduce indebtedness to banks currently used for working capital including debt incurred in connection with the TBP Acquisition. In addition, with consent of the lender, the bank debt may be drawn on for future acquisitions. The bank debt currently bears interest at floating rates, the weighted average of which is currently 8.33% per annum, and matures on July 13, 1998.

    The Company will not receive any proceeds from the sale of the Shares of Common Stock offered hereby by the Selling Shareholder.

                            COMMON STOCK PRICE RANGE
                                      AND
                                DIVIDEND POLICY

    The Common Stock commenced trading on the New York Stock Exchange on March 7, 1988 (NYSE Symbol: MGN). As of September 10, 1996, there were approximately 2,874 holders of record of such Common Stock. The Company has never paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any payment of future dividends and the amounts thereof will be dependent upon the Company's earnings, financial condition, cash flow and other factors deemed relevant by the Company's Board of Directors. The Company is restricted in its ability to pay dividends through July 13, 1998 by its bank agreements. See "Risk Factors--Restrictive Covenants." The following table sets forth the high and low sale prices of the Company's Common Stock reported in the New York Stock Exchange Consolidated Transaction Reporting System.

                                                                                HIGH        LOW
                                                                              ---------  ---------
1994:
First Quarter...............................................................  $  8- 7/8  $  5- 7/8
Second Quarter..............................................................     6- 3/4     4- 3/4
Third Quarter...............................................................     5- 7/8     4- 1/2
Fourth Quarter..............................................................     6- 1/4          5

1995:
First Quarter...............................................................  $  6- 1/2  $  5- 3/4
Second Quarter..............................................................     6- 7/8     5- 3/8
Third Quarter...............................................................     7- 3/4     5- 5/8
Fourth Quarter..............................................................          7     5- 1/4

1996:
First Quarter...............................................................  $       6  $       5
Second Quarter..............................................................     6- 1/2     4- 7/8
Third Quarter...............................................................     8- 1/8     6- 1/8

    On September 30, 1996, the last reported transaction in the Common Stock on the New York Stock Exchange was at $7.50 per Share.

                                 CAPITALIZATION

    The following table sets forth (i) the capitalization of the Company as of June 29, 1996 ("Actual"), (ii) the capitalization of the Company as of June 29, 1996 on a pro forma combined basis to give effect to the TBP Acquisition ("Pro Forma Acquisition"), and (iii) the capitalization of the Company as of June 29, 1996, as adjusted to give effect to the TBP Acquisition and the Offering (at an assumed public offering price of $7.50 per Share) and the application of the proceeds therefrom ("Pro Forma as Adjusted"). See "Use of Proceeds." This table should be read in conjunction with the historical and pro forma combined financial information of the Company included elsewhere in this Prospectus.

                                                                           JUNE 29, 1996
                                                                -----------------------------------
                                                                            PRO FORMA    PRO FORMA
                                                                 ACTUAL    ACQUISITION  AS ADJUSTED
                                                                ---------  -----------  -----------
                                                                      (DOLLARS IN THOUSANDS)
LONG-TERM DEBT, NET OF CURRENT PORTION:
Revolving credit facilities(1)................................  $  25,300   $  40,910    $  30,747
Other long-term debt:
    Industrial revenue bonds..................................      1,400       1,400        1,400
    Obligations under capital leases(2).......................      2,975       2,975        2,975
    Obligations under financing leases........................      1,808       1,808        1,808
    Other.....................................................        574         619          619
                                                                ---------  -----------  -----------
        Total long-term debt..................................     32,057      47,712       37,549
                                                                ---------  -----------  -----------
STOCKHOLDERS' EQUITY:
    Common stock, 8,648,822, 8,648,822 and 10,148,822 shares
      outstanding, respectively...............................        865         865        1,015
    Paid-in capital...........................................     33,779      33,779       43,792
    Retained earnings.........................................     18,632      18,632       18,632
    Treasury stock, 2,386 shares, at cost.....................        (48)        (48)         (48)
    Unearned compensation--restricted stock...................       (265)       (265)        (265)
                                                                ---------  -----------  -----------
        Total stockholders' equity(3).........................     52,963      52,963       63,126
                                                                ---------  -----------  -----------
Total capitalization..........................................  $  85,020   $ 100,675    $ 100,675
                                                                ---------  -----------  -----------
                                                                ---------  -----------  -----------

------------------------

(1) See Note 5 of the Notes to Annual Consolidated Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) See Note 6 of the Notes to Annual Consolidated Financial Statements of the Company.

(3) Excludes a total of 843,300 shares of Common Stock reserved under the Stock Option Plan and the Director Plan, 120,865 shares reserved under the Morgan Products Ltd. 1992 Employee Stock Purchase Plan, and 90,000 shares of Common Stock as to which the Company has agreed to grant an option to Mr. Hoyt. See "Management."

        SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION

    Set forth below are selected historical consolidated financial data of the Company at July 1, 1995 and June 29, 1996 and for the three and six months then ended, and at December 31, 1991, 1992, 1993, 1994 and 1995 and for the years then ended. Also set forth below are unaudited pro forma combined financial data of the Company at June 29, 1996 and for the six months then ended, and for the fiscal year ended December 31, 1995.

    The selected historical consolidated financial data of the Company for the three and six months ended July 1, 1995 and June 29, 1996 is unaudited, but, in the opinion of management, such information reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for the corresponding full years. The selected historical consolidated financial data of the Company at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 were derived from the historical consolidated financial statements of the Company for such periods that were audited by Price Waterhouse LLP, independent accountants, whose report appears elsewhere in this Prospectus. The selected historical consolidated financial data of the Company at December 31, 1991, 1992 and 1993 and for the years ended December 31, 1991 and 1992 were derived from the historical audited consolidated financial statements of the Company for such periods.

    The Company's Unaudited Pro Forma Combined Statements of Operations and the Company's Unaudited Pro Forma Combined Balance Sheet give effect to the TBP Acquisition and the Offering described in Note 1 hereto as if such events had been consummated as of January 1, 1995 (in the case of the Unaudited Pro Forma Combined Statements of Operations) and on June 29, 1996 (in the case of the Unaudited Pro Forma Combined Balance Sheet). The Unaudited Pro Forma Combined Financial Statements of the Company do not purport to present the financial position or results of operations of the Company had the events assumed herein occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future.

    The TBP Acquisition will be accounted for by the Company as a purchase whereby the basis for accounting for TBP's assets and liabilities will be based upon their fair values at the date of the TBP Acquisition. Pro forma adjustments, including the preliminary purchase price allocation resulting from the TBP Acquisition as described in Note 1 of the Notes to the Unaudited Pro Forma Combined Financial Statements, represent the Company's preliminary determination of these adjustments and are based upon preliminary information, assumptions and operating decisions which the Company considers reasonable under the circumstances. Final amounts may differ from those set forth herein.

    The selected historical and pro forma combined financial information of the Company were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and TBP, including the notes thereto, that appear elsewhere in this Prospectus.

                       SELECTED HISTORICAL FINANCIAL DATA

                                                                                           THREE                   SIX
                                                                                        MONTHS ENDED           MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 ----------------------  --------------------
                            -----------------------------------------------------   JULY 1,    JUNE 29,     JULY 1,   JUNE 29,
                              1991       1992       1993       1994       1995       1995        1996        1995       1996
                            ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
  Net sales...............  $ 353,144  $ 387,393  $ 392,702  $ 358,357  $ 338,026  $  84,262   $  95,208   $ 164,926  $ 169,744
  Gross profit............     44,924     51,833     52,797     52,398     47,463     11,553      14,379      23,521     24,877
  Sales, general and
    administrative
    expenses..............     47,721     50,824     49,347     47,001     46,685     11,343      12,187      23,085     22,712
  Provision for
    restructuring(1)......      5,571      7,866          0     11,291         51          0         881           9        881
  Operating income
    (loss)................     (8,368)    (6,857)     3,450     (5,894)       727        210       1,311         427      1,284
  Interest/other expense..     (4,141)    (4,325)    (2,248)    (3,307)    (3,313)      (909)       (719)     (1,606)    (1,232)
  Income (loss) before
    income taxes..........    (12,509)   (11,182)     1,202     (9,201)    (2,586)      (699)        592      (1,179)        52
  Net income (loss).......     (8,131)   (10,178)       952     (9,401)    (2,628)      (729)        562      (1,239)         3
  Earnings (loss) per
    share.................       (.96)     (1.20)       .11      (1.10)      (.30)      (.08)        .06       (0.14)      0.00
  Weighted average common
    and common equivalent
    shares outstanding....      8,466      8,490      8,495      8,549      8,644      8,642       8,697       8,642      8,684

                                                                                                                  AT
                                               AT DECEMBER 31,                                           --------------------
                            -----------------------------------------------------                         JULY 1,   JUNE 29,
                              1991       1992       1993       1994       1995                             1995       1996
                            ---------  ---------  ---------  ---------  ---------                        ---------  ---------
BALANCE SHEET DATA:
  Working capital.........  $  71,274  $  69,534  $  77,225  $  61,639  $  58,674                        $  67,319  $  61,319
  Total assets............    136,003    130,355    133,280    113,308    109,515                          120,518    112,440
  Long-term debt..........     39,958     44,414     46,669     33,245     35,574                           41,456     32,057
  Stockholders' equity....     73,640     63,499     64,481     55,192     52,835                           54,078     52,963
  Long-term debt, net of
    cash to total
    capitalization........       34.1%      38.8%      40.1%      32.9%      36.6%                            41.9%      36.1%
  Stockholders' equity per
    share(2)..............  $    8.68  $    7.48  $    7.59  $    6.39  $    6.11                        $    6.26  $    6.12

--------------------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of income before the provision for restructuring and earnings per share before the provision for restructuring.

(2) Stockholders' equity per share represents stockholders' equity divided by common shares outstanding at the respective period end.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                PRO FORMA              PRO FORMA     OFFERING        PRO FORMA
                                           MORGAN     TBP      ADJUSTMENTS             COMBINED    ADJUSTMENTS       COMBINED
                                          --------  -------  ----------------          ---------   ------------      ---------
STATEMENT OF OPERATIONS DATA:
  Net sales.............................  $338,026  $46,822    $--                     $384,848      $--             $384,848
  Cost of goods sold....................   290,563   35,013        420(2)(4)            325,996       --              325,996
                                          --------  -------    -------                 ---------     ------          ---------
  Gross profit..........................    47,463   11,809       (420)                  58,852       --               58,852
                                          --------  -------    -------                 ---------     ------          ---------
  Operating expenses:
  Sales and marketing...................    35,652    6,739     --                       42,391       --               42,391
  General and administrative............    11,033    2,505        316(2)                13,854       --               13,854
  Management fees.......................     --       1,719     (1,719)(3)                --          --                --
  Provision for restructuring...........        51    --        --                           51       --                   51
                                          --------  -------    -------                 ---------     ------          ---------
                                            46,736   10,963     (1,403)                  56,296       --               56,296
                                          --------  -------    -------                 ---------     ------          ---------
  Operating income......................       727      846        983                    2,556       --                2,556
                                          --------  -------    -------                 ---------     ------          ---------
  Other (expense) income:
  Interest..............................    (3,763)     (73)    (1,473)(5)               (5,309)        892(11)        (4,417)
  Other.................................       450      159     --                          609       --                  609
                                          --------  -------    -------                 ---------     ------          ---------
                                            (3,313)      86     (1,473)                  (4,700)        892            (3,808)
                                          --------  -------    -------                 ---------     ------          ---------
  Income (loss) before income taxes.....    (2,586)     932       (490)                  (2,144)        892            (1,252)
  Provision for income taxes............        42      316       (316)(6)                   42       --                   42
                                          --------  -------    -------                 ---------     ------          ---------
  Net income (loss) before minority
    interest............................    (2,628)     616       (174)                  (2,186)        892            (1,294)
  Minority interest in earnings of
    subsidiary..........................     --         129       (129)(7)                --          --                --
                                          --------  -------    -------                 ---------     ------          ---------
  Net income (loss).....................  $ (2,628) $   487    $   (45)                $ (2,186)     $  892          $ (1,294)
                                          --------  -------    -------                 ---------     ------          ---------
                                          --------  -------    -------                 ---------     ------          ---------
  Earnings (loss) per share.............  $  (0.30)                                    $  (0.25)                     $  (0.13)
                                          --------                                     ---------                     ---------
                                          --------                                     ---------                     ---------
  Weighted average common and common
    equivalent shares outstanding.......     8,644                                        8,644                        10,144(11)
                                          --------                                     ---------                     ---------
                                          --------                                     ---------                     ---------

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 29, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           PRO FORMA              PRO FORMA      OFFERING         PRO FORMA
                                      MORGAN     TBP      ADJUSTMENTS             COMBINED     ADJUSTMENTS         COMBINED
                                     --------  -------  ----------------         -----------   ------------      ------------
STATEMENT OF OPERATIONS DATA:
  Net sales........................  $169,744  $24,387   $ --                    $194,131        $--             $194,131
  Cost of goods sold...............   144,867   18,060        128(2)(4)           163,055         --              163,055
                                     --------  -------   --------                -----------     ------          ------------
  Gross profit.....................    24,877    6,327       (128)                 31,076         --               31,076
                                     --------  -------   --------                -----------     ------          ------------
  Operating expenses:
  Sales and marketing..............    16,641    3,713     --                      20,354         --               20,354
  General and administrative.......     6,071    1,235        158(2)                7,464         --                7,464
  Management fees..................     --       1,127     (1,127)(3)               --            --                --
  Provision for restructuring......       881    --        --                         881         --                  881
                                     --------  -------   --------                -----------     ------          ------------
                                       23,593    6,075       (969)                 28,699         --               28,699
                                     --------  -------   --------                -----------     ------          ------------
  Operating income.................     1,284      252        841                   2,377         --                2,377
                                     --------  -------   --------                -----------     ------          ------------
  Other (expense) income:
  Interest.........................    (1,369)     (27)      (725)(5)              (2,121)          446(11)        (1,675)
  Other............................       137      120     --                         257         --                  257
                                     --------  -------   --------                -----------     ------          ------------
                                       (1,232)      93       (725)                 (1,864)          446            (1,418)
                                     --------  -------   --------                -----------     ------          ------------
  Income before income taxes.......        52      345        116                     513           446               959
  Provision for income taxes.......        49      145       (145)(6)                  49         --                   49
                                     --------  -------   --------                -----------     ------          ------------
  Net income before minority
    interest.......................         3      200        261                     464           446               910
  Minority interest in earnings of
    Subsidiary.....................     --          83        (83)(7)               --            --                --
                                     --------  -------   --------                -----------     ------          ------------
  Net income.......................  $      3  $   117   $    344                $    464        $  446          $    910
                                     --------  -------   --------                -----------     ------          ------------
                                     --------  -------   --------                -----------     ------          ------------
  Earnings per share...............  $   0.00                                    $   0.05                        $   0.09
                                     --------                                    -----------                     ------------
                                     --------                                    -----------                     ------------
  Weighted average common and
    common equivalent shares
    outstanding....................     8,684                                       8,684                          10,184(11)
                                     --------                                    -----------                     ------------
                                     --------                                    -----------                     ------------

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 29, 1996
                                 (IN THOUSANDS)

                                                              PRO FORMA          PRO FORMA         OFFERING        PRO FORMA
                                           MORGAN     TBP    ADJUSTMENTS         COMBINED        ADJUSTMENTS       COMBINED
                                          --------  -------  -----------         ---------     ----------------   -----------
                                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............  $  2,105  $   153    $ (153)(1)        $  2,105      $   --             $  2,105
  Accounts receivable, net..............    32,906    6,640     --                 39,546          --               39,546
  Inventories...........................    52,924    6,443     1,193(1)           60,560          --               60,560
  Other current assets..................       804      254       (58)(1)           1,000          --                1,000
                                          --------  -------  -----------         ---------     ----------------   -----------
      Total current assets..............    88,739   13,490       982             103,211          --              103,211
                                          --------  -------  -----------         ---------     ----------------   -----------

  PROPERTY, PLANT & EQUIPMENT, net......    19,490    1,361       700(1)           21,551          --               21,551

  OTHER ASSETS..........................     4,211      167     4,059(8)            8,437          --                8,437
                                          --------  -------  -----------         ---------     ----------------   -----------

      TOTAL ASSETS......................  $112,440  $15,018    $5,741            $133,199      $   --             $133,199
                                          --------  -------  -----------         ---------     ----------------   -----------
                                          --------  -------  -----------         ---------     ----------------   -----------

                                             LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt.......................  $    221  $   985    $--               $  1,206      $   --             $  1,206
  Current maturities of long-term debt..       928       81     --                  1,009          --                1,009
  Accounts payable......................    16,060    2,602      (443)(1)          18,219          --               18,219
  Other current liabilities.............    10,211    1,909       (30)(9)          12,090          --               12,090
                                          --------  -------  -----------         ---------     ----------------   -----------
      Total current liabilities.........    27,420    5,577      (473)             32,524          --               32,524
                                          --------  -------  -----------         ---------     ----------------   -----------

LONG-TERM DEBT..........................    32,057       45    15,610(10)          47,712         (10,163)(11)      37,549

SALARY CONTINUATION PLAN OBLIGATION.....     --         191      (191)(1)           --             --                --

MINORITY INTEREST.......................     --         792      (792)(1)           --             --                --

STOCKHOLDERS' EQUITY:
  Common stock..........................       865       23       (23)                865             150(11)        1,015
  Paid-in capital.......................    33,779    3,671    (3,671)             33,779          10,013(11)       43,792
  Retained earnings.....................    18,632    4,719    (4,719)             18,632          --               18,632
                                          --------  -------  -----------         ---------     ----------------   -----------
                                            53,276    8,413    (8,413)             53,276          10,163           63,439
  Treasury stock........................       (48)   --        --                    (48)         --                  (48)
  Unearned compensation--
    restricted stock....................      (265)   --        --                   (265)         --                 (265)
                                          --------  -------  -----------         ---------     ----------------   -----------
      Total stockholders' equity........    52,963    8,413    (8,413)(1)          52,963          10,163           63,126
                                          --------  -------  -----------         ---------     ----------------   -----------
      TOTAL LIABILITIES & STOCKHOLDERS'
        EQUITY..........................  $112,440  $15,018    $5,741            $133,199      $   --             $133,199
                                          --------  -------  -----------         ---------     ----------------   -----------
                                          --------  -------  -----------         ---------     ----------------   -----------

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    1. The Company's Unaudited Pro Forma Combined Financial Statements assume the following transactions occurred (1) as of January 1, 1995 for purposes of the Unaudited Pro Forma Combined Statements of Operations and (2) on June 29, 1996 for purposes of the Unaudited Pro Forma Combined Balance Sheet:

    (a) TBP Acquisition--Under the terms of the Asset Purchase Agreement, certain assets of TBP were excluded and certain liabilities were not assumed. Accordingly, the pro forma adjustments reflect decreases in cash ($153), other current assets ($58), other assets ($167), accounts payable ($443), other current liabilities ($1,207), salary continuation plan obligation ($191), and minority interest ($792), along with a corresponding increase to TBP stockholders' equity ($2,255).

    The TBP Acquisition was financed through borrowings of $15,300 under the Company's existing credit facility and will include a purchase price adjustment based on the change in net book value from December 31, 1995 to the TBP Acquisition closing date, estimated at June 29, 1996 to be $1,177.

    The excess of cost over fair value of net assets acquired resulting from the preliminary purchase price allocation is assumed to be as follows:

  Pro forma purchase price--
    Fixed amount stated in Asset Purchase Agreement................  $  15,300
    Variable amount related to assumed purchase price adjustment;
      calculated based on TBP net book value and excluded assets
      and liabilities at June 29, 1996.............................      1,177
    Acquisition costs..............................................        310
                                                                     ---------
      Total pro forma purchase price...............................     16,787
                                                                     ---------
  Pro forma historical net book value of assets acquired--
    Book value per historical financial statements.................      8,413
    Net liabilities excluded as described above....................      2,255
                                                                     ---------
      Total pro forma historical net book value of assets
        acquired...................................................     10,668
                                                                     ---------
  Excess of purchase price over net book value of assets
    acquired.......................................................      6,119
                                                                     ---------
    Allocated to:
      Inventories..................................................      1,193
      Machinery and equipment......................................        700
      Intangible assets............................................        500
                                                                     ---------
  Remaining excess of cost over fair value of net assets acquired
    (goodwill).....................................................  $   3,726
                                                                     ---------
                                                                     ---------

    The foregoing preliminary purchase price allocation is based on available information and certain assumptions the Company considers reasonable. The final purchase price allocation will be based upon a determination of the fair value of the net assets acquired at the date of the TBP Acquisition as determined by valuations and other studies, including an audit of the closing balance sheet, which are not yet complete. The final purchase price allocation may differ from the preliminary allocation.

    (b) The issuance of 1,500,000 Shares of Common Stock in connection with the Offering.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    2. The pro forma adjustment to reflect the effect of the preliminary purchase price allocation on cost of goods sold and general and administrative expense assumes:

                                                              YEAR ENDED        SIX MONTHS ENDED
                                                           DECEMBER 31, 1995      JUNE 29, 1996
                                                          -------------------  -------------------
Cost of goods sold--
  Depreciation of amounts allocated to machinery and
    equipment over six years............................       $     117            $      58
                                                                   -----                -----
General and administrative expenses--
  Amortization of amounts allocated to intangible assets
    over three years....................................       $     167            $      83
  Amortization of goodwill over 25 years................             149                   75
                                                                   -----                -----
                                                               $     316            $     158
                                                                   -----                -----
                                                                   -----                -----

    3. The management fees previously charged by a related party to TBP will not be incurred after the TBP Acquisition due to the cancellation of the management agreement.

    4. The Company has elected the FIFO inventory method for the costing of inventory; as such, the LIFO effect on cost of goods sold of $303 and $70 for the year ended December 31, 1995 and the six months ended June 29, 1996, respectively, was eliminated.

    5. The pro forma adjustment to interest expense assumes:

                                                             YEAR ENDED       SIX MONTHS ENDED
                                                          DECEMBER 31, 1995     JUNE 29, 1996
                                                          -----------------  -------------------
Additional interest expense related to--
  $15,610 of net additional borrowings under the
    Company's credit facility...........................      $   1,370           $     674
  Purchase price adjustment of $1,177...................            103                  51
                                                                 ------               -----
                                                              $   1,473           $     725
                                                                 ------               -----
                                                                 ------               -----

    Interest expense is calculated assuming an average rate of 8.78% and 8.63% for 1995 and 1996, respectively.

    6. The pro forma adjustment to the provision for income taxes assumes no federal or state income taxes as income would be offset by the Company's existing net operating loss position.

    7. The allocation of income to a minority interest will not occur after the TBP Acquisition due to the elimination of the minority shareholder.

    8. The pro forma adjustment to other assets assumes:

Eliminate excluded assets in the Asset Purchase Agreement...........  $    (167)
Record certain intangible assets....................................        500
Record goodwill related to the TBP Acquisition......................      3,726
                                                                      ---------
                                                                      $   4,059
                                                                      ---------
                                                                      ---------

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    9. The pro forma adjustment to other current liabilities assumes:

Eliminate excluded liabilities in the Asset Purchase Agreement.....  $  (1,207)
Record purchase price adjustment...................................      1,177
                                                                     ---------
                                                                     $     (30)
                                                                     ---------
                                                                     ---------

    10. The pro forma adjustment to long-term debt assumes:

    Record net additional borrowings under the Company's credit facility:

Cash purchase price to seller......................................  $  15,300
Acquisition transaction costs......................................        310
                                                                     ---------
                                                                     $  15,610
                                                                     ---------
                                                                     ---------

    11. The pro forma adjustment to reflect the sale of 1,500,000 Shares of Common Stock offered by the Company at a per share price of $7.50 and the anticipated application of the net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. Included is a discussion of certain significant business trends and uncertainties as well as other certain forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

RESTRUCTURING OF OPERATIONS

    Since 1994, the Company has incurred substantial restructuring charges primarily as a result of the implementation of the Company's strategic plan. See "Business--Strategy" and Note 2 to Notes to Annual Consolidated Financial Statements of the Company. In 1994 and 1995, the Company incurred $11.3 million and $51,000 in restructuring charges, respectively, to cover the costs of closing the Company's Springfield, Oregon door and Weed, California veneer plants, the downsizing of Morgan Manufacturing, Company-wide management structure changes (including terminations and the elimination of certain positions), the restructuring of the Morgan Distribution operations, the relocation of the Company's corporate headquarters, and other cost reduction and consolidation actions.

    In the second quarter of 1996, the Company sold its Lexington, North Carolina door manufacturing facility. The entire production line of doors previously manufactured in Lexington has been shifted to the Company's Oshkosh door manufacturing facility. The Company recorded an additional restructuring charge in the second quarter of 1996 of $881,000, of which $356,000 related to the sale of the Lexington facility and the consolidation of door manufacturing operations into the Oshkosh facility, and the balance of which was used to cover incremental costs related to the Springfield and Weed plant closings and the reorganization of the management structure at Morgan Manufacturing. It is anticipated that the Company will incur additional restructuring expenses in the third and fourth quarters of 1996 of approximately $2.6 to $3.0 million. These expense estimates are approximately $1.0 to $1.4 million higher than previously announced by the Company due to unexpectedly high labor, materials handling, and shipping and logistical costs incurred as a result of increasing production levels at the Oshkosh facility to nearly double fourth quarter 1995 requirements. Such increased output at Oshkosh is necessary to meet current demand as well as to replace door output previously generated at Lexington. The increased production requirement and related inefficiencies encountered by the Company due to the consolidation process have also resulted in increased lead times to fill orders in September and early October 1996 from three weeks to approximately eight weeks.

    Management believes that upon completion of the installation and start-up of the new high-speed door assembly line at the Oshkosh facility, which is anticipated to occur in the first quarter of 1997, such lead time increases will be reversed and, in fact, that normal lead times may be reduced by up to two weeks. When the new high-speed door assembly line is fully operational, management believes that the Oshkosh facility will be operating at approximately 70% of capacity, based upon current production levels. The consolidation of all door manufacturing at a single facility is believed to offer the Company significant cost savings as well as providing customers with the advantage of purchasing a full range of solid wood door products and wood species from a single manufacturing facility. See "Risk Factors--Consolidation of Manufacturing Operations." Pending such full installation and start-up of the new high-speed door assembly line, the Company expects to incur the additional costs described above to bring lead times back to within acceptable ranges. Management's efforts to control lead times will be assisted as manufacturing equipment continues to be transferred to Oshkosh from Lexington, thereby diminishing difficulties caused by equipment breakdown and current lack of back-up equipment.

RECENT DEVELOPMENTS

    An important part of the Company's strategic plan is to expand its distribution capabilities in the South and other areas where the Company believes opportunities for significant growth may exist. In a first step toward achieving that objective, in August 1996, the Company acquired substantially all of the business and assets of TBP, a regional millwork and specialty building products distributor and light manufacturer headquartered in Nashville, Tennessee. With the TBP Acquisition, the Company expanded its operations to include Nashville and Chattanooga, Tennessee; Charlotte, North Carolina; Greenville, South Carolina; and Huntsville, Alabama. The total purchase price paid by the Company in connection with the TBP Acquisition was approximately $15.3 million in cash plus assumed liabilities which were approximately $4.0 million at June 29, 1996. In 1995 TBP had sales of $46.8 million, and would have contributed $.05 per share to the Company's earnings on a pro forma basis. For the first six months of 1996, TBP had sales of $24.4 million and would have contributed $.05 per share to the Company's earnings on a pro forma basis. See "Risk Factors--Acquisition Strategy" and the Unaudited Pro Forma Combined Financial Statements of the Company.

    The Company is currently in the process of installing in its Oshkosh facility a production line for a new and much more efficient method of manufacturing solid wood doors. The Company estimates that it will make a total investment of approximately $6.0 million in new machinery and equipment and other process-related improvements associated with the new high-speed door assembly line, virtually all of which will be incurred by the end of 1996. Management believes that this project will substantially improve the efficiency and manufacturing capacity of the Oshkosh facility, reduce manufacturing lead times by as much as two weeks and will provide the Company with opportunities for growth in new and expanded product areas, such as patio doors. In addition, management estimates that consolidation of its door manufacturing operations at the Oshkosh facility, combined with the Company's new high-speed door assembly line, will generate annual savings to the Company of approximately $3.0 million. Actual delivery and installation of equipment and machinery began in the first quarter of 1996, with full-scale production to commence during the first quarter of 1997. See "Risk Factors--Consolidation of Manufacturing Operations."

    As of December 31, 1995, the Company had unused operating loss carryforwards for tax purposes of approximately $15.7 million, which expire in years 2002 through 2010. These operating loss carryforwards will be utilized by the Company to offset future tax liabilities to the extent taxable income is generated. At such time as the Company believes it is more likely than not that these operating loss carryforwards will be utilized, the valuation reserve recorded against the deferred tax asset will be reversed. This will result in a tax benefit in the period the valuation reserve is reversed. Once the valuation reserve is fully reversed, the Company will record income tax expense to the extent taxable income is generated. However, the expense will not result in a cash outlay until the operating loss carryforwards are completely utilized.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED JUNE 29, 1996 VS. THREE MONTHS ENDED JULY 1, 1995

    The Company's net sales for the second quarter of 1996 were $95.2 million, representing a 13.0% increase over the same period in 1995, when sales were $84.3 million. The increase in sales reflected an 11.8% increase in sales of distributed products and a 21.0% improvement in sales of manufactured products. Based upon F.W. Dodge statistics for April, May and June of 1995 and 1996, single family housing starts were at a seasonally adjusted annual rate of 1.130 million units. This increase of 19.0% over the same period in 1995 reflected an increase in construction activity. However, the Northeast region, where the Company derives a significant portion of its business, experienced a 3.6% decrease.

    For the second quarter of 1996, the Company reported net income of $.6 million or $.06 per share compared to a net loss of $.7 million or $.08 per share for the same period in 1995, on average shares outstanding of 8,697,176 and 8,642,173, respectively. Included in the second quarter 1996 results was a restructuring charge of $.9 million related to the closing of the Company's Lexington, North Carolina manufacturing plant and incremental exit costs at the previously discontinued operations at Springfield, Oregon and Weed, California. Excluding the $.9 million restructuring charge for 1996, the Company reported net income of $1.5 million or $.17 per share. The increase in net income, exclusive of the restructuring charge, was primarily caused by higher sales volume and improved profit margins. The 1995 second quarter included a $.5 million unfavorable inventory adjustment at the Company's distribution center in Virginia.

    The gross profit increase of $2.8 million from the second quarter of 1995 to the corresponding period of 1996 was primarily the result of the aforementioned sales volume increase, cost reductions, material cost improvements, and the impact of the 1995 inventory losses at Virginia.

    Operating expenses for the second quarter of 1996 were $12.2 million, excluding the restructuring charge, or 12.8% of net sales, compared to 1995 second quarter operating expenses of $11.3 million, or 13.5% of net sales. The increase in operating expenses was primarily due to employment-related costs, including increased performance-based bonus accruals in 1996 as compared to 1995, as well as severance pay caused by certain terminations made for cost reduction purposes in 1996. However, operating expenses as a percentage of net sales for the second quarter of 1996 declined from the same period in 1995 due to net sales increasing at a greater rate than the operating expenses.

    The provision for income taxes for the three month periods in both years related to the recording of state taxes. The provision for federal taxes was offset by the Company's net operating loss position.

    SIX MONTHS ENDED JUNE 29, 1996 VS. SIX MONTHS ENDED JULY 1, 1995

    The Company's net sales for the 1996 six-month period were $169.7 million, representing a 2.9% increase from the 1995 six-month period, when net sales were $164.9 million. The increase in net sales was primarily the result of a 1.5% increase in the sales of distributed products and a 7.3% increase in the sales of manufactured products. This increase was a reflection of an increase in construction activity. According to F.W. Dodge, single family housing starts for the first six months of 1996 were 21.0% greater than for the same period in 1995. However, the Northeast region, where the Company derives a significant portion of its business, experienced only a 3.0% increase.

    The Company reported breakeven net income for the first six months in 1996 compared to a net loss of $1.2 million or $.14 per share for 1995 on average shares outstanding of 8,684,274 and 8,641,620, respectively. Excluding the $.9 million restructuring charge in 1996, the Company reported earnings of $.9 million or $.10 per share. The increase in net income, exclusive of the restructuring charge, was primarily caused by the impact of a higher sales volume, material and other cost reductions, and the 1995 inventory losses at Virginia on gross profit, as well as reduced operating expenses and lower interest expense. These favorable items were somewhat offset by less favorable pricing and mix, and higher overhead costs.

    The gross profit increase of $1.4 million from the first six months of 1995 to the corresponding period of 1996 was primarily the result of the effect of the aforementioned increase in sales at both the manufacturing and distribution divisions, in addition to the impact of the 1995 inventory losses in the Company's Virginia distribution center. The gross profit percentage improved from 14.3% in the first half of 1995 to 14.7% in 1996. Excluding the restructuring charges in 1996, operating expenses for the six-month period decreased $.4 million from 1995 to 1996. Operating expenses for 1996 were $22.7 million or 13.4% of net sales (excluding the restructuring charge), compared to 1995 expenses of $23.1 million or 14.0% of net sales. The decline in operating expenses was a consequence of tighter cost controls on non-personnel costs and lower salaries. These were partially offset by higher 1996 accruals for incentive bonuses and profit sharing, as compared to 1995.

    Interest expense in the first six months of 1996 was $.5 million lower than for the similar period of 1995. Of this, $.3 million was due to the capitalization of interest incurred in connection with the door manufacturing expansion. The remainder was a result of lower bank debt levels and lower interest rates in 1996.

    The provision for income taxes in both years related to the recording of state taxes. The provision for federal taxes was offset by the Company's net operating loss position.

    YEAR ENDED DECEMBER 31, 1995 VS. YEAR ENDED DECEMBER 31, 1994

    The Company's net sales for 1995 were $338.0 million, representing a decrease of 5.7% from 1994 net sales of $358.4 million. The reduction in net sales resulted from a 9.4% drop in the sales of manufactured products and a 4.0% decline in the sales of distributed products. Management believes that the sales declines were a reflection of the overall weakness in the residential construction and repair and remodeling markets, including the attendant competitive pressures on pricing and margins. Lower wood costs also contributed to a rollback in unit selling prices.

    The Company reported a net loss of $2.6 million or $.30 per share for 1995 compared to a net loss of $9.4 million or $1.10 per share for 1994, on average shares outstanding of 8,643,941 and 8,549,159, respectively. Included in the 1994 results was a net restructuring charge of $11.3 million ($1.32 per share) to cover the cost of closing the Springfield, Oregon plant and the Weed, California veneer operation and to provide for other cost reductions and consolidation within Morgan.

    Excluding the $11.3 million restructuring charge for 1994, the Company had net income of $1.9 million. The $4.5 million decrease in net income from 1994, before the restructuring charge, reflected lower gross profit partially offset by lower operating expenses.

    The gross profit decrease of $4.9 million from 1994 to 1995 was primarily the result of the aforementioned decrease in sales at both the manufacturing and distribution divisions. A $.5 million inventory shortage reflecting management problems which have been corrected at the Virginia distribution center, under absorption of fixed overhead and material substitutions at the manufacturing facilities, and declining sales prices depressed the gross margins at both divisions from 1994 levels. The Company's gross profit as a percentage of net sales receded from 14.6% in 1994 to 14.0% in 1995.

    Operating expenses for 1995 were $46.7 million, or 13.8% of net sales, compared to 1994 operating expenses of $58.3 million, or 16.3% of net sales. Excluding the restructuring charge, 1994 operating expenses were $47.0 million, or 13.1% of net sales. The $.3 million decrease in 1995 from 1994 (excluding the restructuring charge) was achieved despite $1.1 million greater spending for advertising and sales promotion and $.7 million to recruit and relocate a new management team.

    Interest expense and other non-operating income were unchanged from 1994 at $3.3 million, representing 1.0% of sales in 1995 and .9% of net sales in 1994. Higher debt levels in 1994 were offset by lower borrowing rates.

    The provisions for income taxes in both 1995 and 1994 related to the recording of state taxes. There was no provision for federal taxes in either period given the Company's net operating loss position. See Note 10 of Notes to Annual Consolidated Financial Statements of the Company.

    YEAR ENDED DECEMBER 31, 1994 VS. YEAR ENDED DECEMBER 31, 1993

    The Company's net sales for 1994 were $358.4 million, representing a decrease of 8.7% from 1993 net sales of $392.7 million. The reduction in net sales resulted from a 13.3% decrease in sales of manufactured products and a 7.5% decrease in sales of distributed products. Management believes that the decline in sales of products distributed by the Company was due to Andersen's reallocation of sales regions among its network of distributors, and by an anticipated up-front loss of some business as a result of margin improvement programs, which were expected to generate additional profit in 1995 and beyond. Management also believes part of the decline in sales of products manufactured by the Company was due to the ongoing weakness in demand for high quality wood doors in a very cost conscious market. In addition, the manufacturing sales decline reflected the loss of low margin business following the closing of the Springfield, Oregon plant.

    The Company reported a net loss of $9.4 million or $1.10 per share for 1994 compared to net income of $1.0 million or $.11 per share for 1993, on average shares outstanding of 8,549,159 and 8,494,602, respectively. Included in the 1994 results was a net restructuring charge of $11.3 million ($1.32 per share) to cover the cost of closing the Springfield plant and the Weed, California veneer operation and to provide for other cost reductions and consolidation within Morgan.

    Excluding the $11.3 million restructuring charge for 1994, the Company had income of $1.9 million. The increase in income from 1993, net of the restructuring charge, was primarily caused by a decrease in operating expenses partially offset by a decrease in gross profit and an increase in other expense.

    The gross profit decrease of $.4 million from 1993 to 1994 was primarily the result of the aforementioned decrease in sales at both the manufacturing and distribution divisions. Partially offsetting this was an improvement in gross margins for products distributed and manufactured. The Company's gross profit as a percentage of net sales improved from 13.4% in 1993 to 14.6% in 1994.

    Operating expenses for 1994 were $58.3 million, or 16.3% of net sales, compared to 1993 operating expenses of $49.3 million, or 12.6% of net sales. Excluding the restructuring charge, 1994 operating expenses were $47.0 million, or 13.1% of net sales. Contributing to the year-to-year decline in operating expenses (excluding the restructuring charge) were decreases in employment-related costs, travel and entertainment, advertising and promotion, and bad debt expenses.

    Other expense increased $1.1 million from 1993 to 1994, primarily due to the 1993 disposition of idle assets in excess of their carrying value by approximately $1.0 million which offset other expense. Interest expense decreased to $3.8 million in 1994 from $4.0 million in 1993 due to lower debt levels throughout 1994. Partially offsetting this was the impact of higher borrowing rates.

    The provision for income taxes in both 1994 and 1993 relates to the recording of state taxes. There was no provision for federal taxes in either period given the Company's net operating loss position. See Note 10 of Notes to Annual Consolidated Financial Statements of the Company.

    During 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits." This adoption had no material effect on net income.

SIGNIFICANT INDUSTRY TRENDS/UNCERTAINTIES

    Management believes that housing starts have a significant influence on the Company's level of business activity. Currently available industry data suggests that housing starts for single family dwellings will improve in 1996 over 1995, particularly in the Midwest region. For the first six months of 1996, F.W. Dodge has reported that single family housing starts were 16.0% higher than in the similar period of 1995 for the U.S. as a whole and 18.0% higher in the Midwest. However, management believes that industry growth may moderate as the year progresses.

    Management also believes that the Company's ability to continue to penetrate the residential repair and remodeling markets through sales to home center chains may have a significant influence on the Company's level of business activity. Management believes this market will continue to grow in importance to the Company. Management further believes that in certain areas of the United States, sales by distributors directly to the end-user may over time replace, as the primary channel of distribution, the distribution method of selling to the retail dealer, who then sells to the end-user. The Company intends to respond aggressively to such changes in distribution methods, including, where opportunities permit, through the acquisition of distribution businesses that sell directly to the end-user.

    In the past, raw material prices have fluctuated substantially for pine and fir lumber. Fir prices at 1995 year-end remained at record high levels, while pine lumber prices declined by 18.5% during 1995. Due to intense competitive pricing, this has resulted in reduced selling prices rather than increased profit margins.

For the first six months of 1996, fir prices continued to remain unchanged at the record level, while pine prices escalated 6.5% from the 1995 year-end price. As a result, the Company continues its efforts to expand the utilization, where appropriate, of engineered materials in wood door components and to switch to alternate wood species. In addition, the Company has established new offshore material resources. Management believes that these actions, together with aggressive pricing increases where competitive factors allow, will partially offset the impact of the high cost of raw material.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital requirements are related to its sales which, because of the dependency of sales on housing starts and the repair and remodeling market, are weather dependent and, therefore, to a degree seasonal in nature. This seasonality affects the need for working capital inasmuch as it is necessary to carry larger inventories and receivables during certain months of the year. The Company expects that the new high-speed door assembly line at the Oshkosh facility will significantly improve the efficiency and volume capacity of the present Oshkosh manufacturing operations and reduce manufacturing lead times, thereby reducing the amount of capital invested in inventory by the Company as well as by its customers.

    Working capital at June 29, 1996 was $61.3 million with a current ratio of
3.2 to 1.0, while at December 31, 1995 working capital was $58.7 million with a current ratio of 3.8 to 1.0. The increase in working capital was primarily the result of a $12.1 million increase in receivables reflecting the aforementioned seasonality of the Company's operations. This increase was partially offset by inventories which were lower by $.4 million, a $5.8 million increase in current liabilities, and improved cash planning and management.

    Long-term debt, net of cash, decreased to $30.0 million at June 29, 1996, from $30.4 million at December 31, 1995. The Company's ratio of long-term debt, net of cash, to total capitalization decreased from 36.6% at December 31, 1995 to 36.1% at June 29, 1996. These decreases since December 31, 1995 were primarily due to the $.5 million decrease in long-term debt, net of cash and higher stockholders' equity. The higher working capital requirements were more than offset by the $4.1 million proceeds from the sale of the Lexington plant. The Company maintains a credit agreement with a group of banks which provides for a revolving credit facility of up to $65.0 million and includes a letter of credit facility of up to $9.0 million through July 13, 1998. Under the credit agreement, loans may be priced at the Company's election at rates based on a spread over either the prime rate or LIBOR. Subsequent to June 29, 1996, the Company borrowed $15.3 million under its credit facility to finance the TBP Acquisition. The Company was in compliance with the specific financial covenants in its amended credit agreement as of the date of this Prospectus.

    Cash used by operating activities amounted to $3.0 million for the six months ended June 29, 1996, primarily to support the higher level of receivables. By comparison, the six months ended July 1, 1995, reflected cash used by operating activities of $9.4 million. Investing activities in the first six months of 1996 generated $3.3 million, compared to the corresponding period in 1995, when investing activities used $2.4 million. The 1996 investing activities included $.9 million in cash provided by the surrender of life insurance policies on former executives, $1.5 million expended for asset acquisitions, and $4.1 million generated by asset disposals. Financing activities used $3.3 million through June 29, 1996, primarily to repay debt. During the same period in 1995, financing activities provided $8.0 million in cash. The $11.3 million difference in the financing requirements between the first six months of 1995 and of 1996 primarily reflected the need to finance the cash used by operating activities, which was $6.3 million greater in 1995 due to higher working capital, as well as a $.6 million decline in capital spending in 1996, proceeds of $.9 million from the surrender of life insurance policies, and $4.1 million from the disposal of property and equipment.

SEASONAL NATURE OF BUSINESS

    The building product industry is seasonal, particularly in the Northeast and Midwest regions of the United States, where inclement weather during the winter months usually reduces the level of building activity in both the improvement, maintenance and repair market and the new construction market. The Company's lowest sales levels generally occur during the first and fourth quarters. Since a high percentage of the Company's overhead and expenses are relatively fixed throughout the year, profits tend to be lower in quarters with lower sales.

    The table below sets forth the Company's quarterly net sales during the years ended December 31, 1994 and 1995:

                                                                               1994                      1995
                                                                     ------------------------  ------------------------
                                                                      NET SALES   % OF TOTAL    NET SALES   % OF TOTAL
                                                                     -----------  -----------  -----------  -----------

                                                                     (MILLIONS)                (MILLIONS)
First Quarter......................................................   $    82.8         23.1%   $    80.7         23.9%
Second Quarter.....................................................        95.2         26.6         84.2         24.9
Third Quarter......................................................        95.2         26.6         90.7         26.8
Fourth Quarter.....................................................        85.2         23.7         82.4         24.4
                                                                     -----------       -----   -----------       -----
Total Year.........................................................   $   358.4        100.0%   $   338.0        100.0%
                                                                     -----------       -----   -----------       -----
                                                                     -----------       -----   -----------       -----

    See Note 14 of Notes to Annual Consolidated Financial Statements of the Company for further quarterly information.

                             THE MILLWORK INDUSTRY

    Virtually all of the products manufactured and distributed by the Company are considered millwork. Millwork includes wood windows (including vinyl-clad wood), doors, moldings, stairways, mantels, cabinets and flooring. Millwork is also generally considered to include vinyl and aluminum windows, steel and fiberglass doors, plastic moldings and other nonwood products. Based upon 1994 United States Department of Commerce statistics (1995 statistics are not yet available), the fabricated wood products portion of millwork is a $10.1 billion industry. Manufacturers of residential specialty millwork products in the United States are a highly fragmented group that management believes includes approximately 2,000 companies, ranging from local custom millwork manufacturers to larger regional and national producers.

    The market for millwork products is significantly affected by the fundamental economic factors that affect the housing industry in general, including demographic trends, growth in personal disposable income, the availability and cost of financing, and consumer confidence.

    Total residential door production in the U.S. in 1995 was 53.1 million units according to a recent National Wood Window and Door Association ("NWWDA") market report. From a functional viewpoint, residential doors fall into several major categories, including: interior passage and French, interior closet, exterior front entrance, and exterior service and French doors. Historically, certain geographic areas have demonstrated preferences for particular species of wood doors (pine, oak, fir, etc.). The NWWDA market report indicates that total wood door production (which includes molded hardboard, flush, and solid wood doors) in 1995 was roughly 22% exterior doors and 78% interior doors. Wood doors comprise approximately 29% of the 11.5 million unit exterior door market and 95% of the 41.6 million unit interior door market.

    Solid wood doors, which are referred to in the industry as stile and rail or panel doors, constitute a subset of wood doors at the premium end of the price spectrum. The NWWDA estimated total 1995 production of residential solid wood doors was 4.9 million units or slightly more than 9% of the entire residential wood door market. Nearly three quarters of solid wood doors are for interior residential usage.

    As a consequence of the position of solid wood doors as a premium product, they are most often found in custom built single family homes. The builder is the primary decision maker on type, style and brand. However, the more expensive the home, the greater the likelihood that the buyer will be involved in the decision. Management believes that roughly 70% of solid wood door purchases are from either a lumberyard or a wholesaler/distributor, with the share of each being about equal. Traditionally, installation is nearly always done by the builder or his subcontractor.

    Morgan Manufacturing participates only in the traditional solid wood door market segment. In 1995, Morgan Manufacturing sold approximately 346,000 exterior doors and 565,000 interior doors, which represents market shares of approximately 26% and 16%, respectively, based upon 1995 NWWDA figures. On a combined basis, management believes that Morgan's overall market share is about 19% of the solid wood market, which would make it the market leader.

    Morgan Distribution competes in the millwork market and offers a broad range of products including, at most locations, Andersen windows, Therma-Tru Steel doors, Premdor molded and flush doors, as well as moldings, mantels, stairports and other products. In 1995, approximately 40% of the Company's sales were Andersen windows. Andersen produces high-quality, premium-priced windows, and has been a technological leader in developing energy-efficient window systems. Andersen believes that it has a dominant position in the wood window market, with a market share larger than the next four windowmakers combined. Andersen window systems are sold through nine of the Company's fourteen distribution centers and management believes that Morgan is one of the largest distributors of Andersen products.

    The 1995 NWWDA report estimates that the 1995 residential window market was
44.5 million windows, with 48% being wood (including vinyl clad wood), 19% aluminum, and 33% vinyl. As with wood doors, wood windows represent the upper end of the product line.

                                    BUSINESS

GENERAL

    The Company is a leading marketer, manufacturer and distributor of premium wood door systems and other specialty building products primarily under the brand names "Morgan" and "Nicolai." The Company also distributes millwork products manufactured by third parties, including, in nine of its fourteen distribution centers, premium window systems manufactured by Andersen. The Company's manufactured products are sold through the Company's distribution centers as well as through independent distributors, home center chains and other retail stores throughout most of the United States. The Company believes that approximately half of its sales are to the residential and light commercial improvement, maintenance and repair markets, and the balance is to the residential and light commercial new construction markets.

    The Company is organized into three primary operating business units: Morgan Manufacturing, which is headquartered in Oshkosh, Wisconsin and directs the Company's manufacturing operations; Morgan Distribution, which is headquartered in Mechanicsburg, Pennsylvania and directs the Company-operated distribution centers; and Morgan National Accounts, which is headquartered in Williamsburg, Virginia and serves large home center chains, marketing and merchandising millwork and specialty building products for Morgan Manufacturing and Morgan Distribution. The Company's manufactured and distributed products are virtually all considered to be "millwork."

STRATEGY

    The Company believes that it is well-positioned in the millwork industry to capitalize on its well-known brand names, market leadership in wood panel doors, outstanding reputation for product quality and customer service, multi-channel distribution capabilities and access to financial resources, all of which it believes are substantial competitive advantages. However, during the late 1980's and early 1990's, the Company was hurt by reduced housing starts, industry overcapacity, rising raw material prices, and other business and economic conditions which led to reduced demand for the Company's products, substantial manufacturing overcapacity, and poor financial results.

    Since 1994, the Company has adopted a comprehensive strategic plan to restore profitability and regain industry leadership by providing customers with quality products and optimum service at the best price/value relationship. As part of this plan, the Company has made several key management changes, including the naming of a new chief executive officer in 1994 and the recent naming of new management in each of the Morgan Manufacturing, Morgan Distribution and Morgan National Accounts units to establish a qualified and experienced leadership team committed to achieving Morgan's strategic plan. These recent additions, combined with the Company's existing management, have enabled the Company to strengthen and enhance its core competencies in operations finance, manufacturing operations management and marketing/merchandising.

    The Company has taken a series of major initiatives to implement this plan and to respond to continuing challenges in the industry. At Morgan Manufacturing, three manufacturing facilities have been closed or sold and, with the sale of the Lexington, North Carolina manufacturing facility, all door manufacturing has been consolidated in the Company's Oshkosh, Wisconsin facility. The Company has committed to approximately $6.0 million in capital expenditures for a new high-speed door assembly line to significantly improve the efficiency and manufacturing capacity of the Oshkosh facility and reduce manufacturing lead times. Management has also committed to control manufacturing costs and has achieved substantial savings through innovative raw material purchasing and manufacturing practices. The Company has also taken steps to increase revenues by making its manufacturing business more customer-focused and by better managing relationships with its distributors and home center customers. The Company is developing a "good, better, best" merchandising strategy which is intended to improve its product mix and to meet a broader range of consumer needs and price ranges, to increase the likelihood that the customer will purchase a higher quality and priced product. If successful, this approach would result in a higher average gross margin for the Company's total mix of products.

    At Morgan Distribution, management has implemented a number of strategic initiatives to increase the profitability of its distribution business. In 1995, the Company took steps to focus its efforts on increasing sales of Andersen products and as a result, Morgan's sales of Andersen products for the first half of 1996 increased by approximately 14% over the first half of 1995, which the Company believes is a significantly greater increase than what was realized by the other Andersen distributors in the market areas served by the Company. Management believes that Morgan has substantially strengthened its relationship with Andersen and has regained its position as one of the largest distributors of Andersen products in the United States. The Company has also adopted initiatives to place greater sales emphasis on a mix of products which yield a higher profitability and has implemented activity-based costing analysis and value pricing systems to better price certain products and services. In addition, the Company has also taken steps to reduce costs by streamlining management, restructuring its transportation fleet and delivery systems and reviewing its purchasing practices.

    An important part of the Company's strategic plan is to expand its distribution capabilities in the South and other areas where the Company believes opportunities for significant growth may exist. In August 1996, the Company acquired substantially all of the business and assets of TBP, a regional millwork and specialty building products distributor and light manufacturer headquartered in Nashville, Tennessee. In 1995 and for the first six months of 1996, TBP had sales of $46.8 million and $24.4 million, respectively, and would have contributed $.05 per share to the Company's earnings on a pro forma basis during each of such periods. With the TBP Acquisition the Company expanded its operations to include Nashville and Chattanooga, Tennessee; Charlotte, North Carolina; Greenville, South Carolina; and Huntsville, Alabama. The Company intends to further grow its distribution business, including through acquisitions, as opportunities permit.

    In order to enhance the Company's relationships with home centers and other large Morgan Manufacturing and Morgan Distribution retail accounts, the Company established its Morgan National Accounts unit as a separate operation in 1995. Morgan National Accounts serves these larger customers as a single Morgan relationship contact and through Morgan National Accounts the Company will be able to support category management services and to work with these accounts to develop a more profitable product mix.

    As the final major element of its strategic initiatives, the Company is committed to improving its management information systems. A new Company-wide integrated management information system has been selected and is in the process of implementation. Upon completion of this project, the Company will have achieved significant progress in meeting its goal of being the industry leader in customer-friendly order processing and fulfillment systems as well as having contributed to substantial cost savings internally.

    The Company intends to continue aggressively pursuing successful completion of the plan with initiatives to complement, expand and advance the steps previously taken. Specifically, the Company intends, with respect to its distribution business, to continue to emphasize the growth of the operations, including through acquisitions, as opportunities permit. With respect to its manufacturing operations, the Company's immediate focus is to complete the successful implementation and start-up of the new high-speed door assembly line at the Oshkosh facility in order to fully realize the advantages in capacity, flexibility, reduced lead times and other efficiencies that such line is expected to afford and to take full advantage of the benefits of the consolidation stemming from the sale of the Lexington facility. In addition, the Company intends to continue to pursue general cost-reduction and efficiency-enhancing measures.

OPERATIONS AND PRODUCTS

    MANUFACTURING. The Company's manufacturing operations produce premium solid wood interior and exterior doors, entrance systems, and other specialty millwork such as fireplace mantels. The Company offers a broad product line of solid wood doors, and many doors are available with special features such as energy-efficient glass, carved panels, leaded glass and other options. Various woods, including pine, fir and oak, are used to meet customer preferences. Company-manufactured products, sold primarily under the "Morgan" and "Nicolai" trade names, constituted approximately 30% of 1995 sales.

    As part of the Company's strategy, all of its door manufacturing operations have been consolidated at its Oshkosh facility. In addition, the Company is in the process of installing a new high-speed door assembly line at its Oshkosh facility. This new assembly line, which includes proprietary processes and custom designed equipment, will be used to produce high volume runs of products and is expected to add capacity to produce an additional 10,000 doors per week. The Company estimates that it will make a total investment of approximately $6.0 million in new machinery and equipment and other process-related improvements associated with the new high-speed door assembly line, the substantial total of which will be incurred by the end of 1996. Management believes that this project will enhance the Company's competitiveness by significantly improving the efficiency and volume capacity of the Oshkosh facility and may provide the Company with opportunities for growth in new and expanded product areas. The new assembly line is also expected to reduce manufacturing lead times by as much as two weeks, thereby reducing the amount of inventory which the Company, as well as its customers, must carry. Actual delivery and installation of equipment and machinery began in the first quarter of 1996, with full-scale production to commence during the first quarter of 1997. When the new high-speed door assembly line is fully operational, management believes that the Oshkosh facility will be operating at approximately 70% of capacity, based upon current production levels. The consolidation of all door manufacturing at a single facility is believed to offer the Company significant cost savings as well as providing customers with the advantage of purchasing a full range of solid wood door products and wood species from a single manufacturing facility. In addition, because of the flexible design of the new high-speed door assembly line, the Company will be able to make quick change-overs to provide the customer with the full range of products, as requested. However, see "Risk Factors--Consolidation of Manufacturing Operations."

    In addition to its Oshkosh facility, the Company operates a facility in Weed, California which warehouses Company-manufactured products and performs certain light manufacturing functions with respect to such products, primarily to service home center customers of the Company in the western United States. Certain of the former TBP locations also perform some light manufacturing, primarily with respect to shop windows, which are sold under the "Tennessee Building Products" and "Titan Building Products" names.

    The Company's primary raw material is wood which the Company purchases almost entirely in cut stock or higher grade form. The Company purchases softwoods from a variety of suppliers located in Idaho, Washington, Oregon and California and hardwoods from various suppliers in Tennessee and in the Great Lakes region. The cost of solid, long clear lengths of the Company's traditional softwoods and hardwoods has fluctuated during the last several years, generally as a result of changes in supply and demand, and, in the case of softwood, as a result of the curtailment of logging on public land. As a result the Company continues to expand the utilization, where appropriate, of veneered and laminated solid wood components in the manufacture of its products. The Company believes that it is not dependent upon any single supplier for any of its raw material. The Company has also begun a program of importing certain styles and species of finished wood doors, primarily from the far east, in order to fill out its product line offering.

    The Company's manufactured products are sold throughout most of the United States through fourteen Company-operated distribution centers, independent distributors, home center chains and other retail stores. The Company has relationships with approximately 200 independent distributors and home center chains, which, in 1995, purchased approximately 80% of the products manufactured by the Company's manufacturing unit. Although the Company has longstanding relationships with its independent distributors and home center customers, some in excess of forty years, the Company does not have formal distribution agreements with any of such parties. Such distribution relationships may generally be terminated by either party at any time. The Company's largest independent distributor purchased approximately 11% of the products manufactured by the Company, accounting for approximately 3% of total Company sales. The Company's largest home center chain customer purchased approximately 23% of the products manufactured by the Company, accounting for slightly less than 10% of total Company sales. The loss of one or more independent distributors or home center chains may have a material adverse effect on the Company.

    DISTRIBUTION. The Company distributes specialty building products manufactured by Morgan Manufacturing and by third parties, including, in nine of the Company's fourteen distribution centers, Andersen window systems. Approximately 10% of Morgan Distribution's sales are sales of Company-manufactured products. The major products distributed by the Company-operated distribution centers are Morgan doors, mantels and stairway systems; Andersen premium window systems; Therma-Tru steel and composite doors; flush doors; molded doors; wood bi-fold and louvered doors; and moldings. See "--Properties" for a discussion of the Company-operated distribution centers.

    In 1995 approximately 78% of the Company's total sales were generated by Company-operated distribution centers, including sales of products produced by the Company's manufacturing operations. Andersen products, which are sold under the "Andersen" trademark through nine of the Company's fourteen distribution centers and which the Company has sold for about forty years, accounted for approximately 40% of the Company's sales in 1995. Andersen produces high quality, premium priced windows, and has been a technological leader in developing energy-efficient window systems. Andersen has informed the Company that it sells exclusively through distributors such as the Company. The Company's agreement with Andersen grants to the Company the non-exclusive right to distribute certain of Andersen's products in specified territories and provides that Andersen can terminate any of the Company's distributorships at any time upon 60 days notice. The Company believes that such non-exclusive territory and termination provisions are Andersen's standard arrangements with its distributors. See "Risk Factors--Relationship with Andersen."

    Recently, Andersen has determined to sell its Fibrex-TM- window systems through retail stores aimed at the replacement window buyer, which retail stores will be devoted exclusively to the promotion and sale of such systems. These stores will be established in various areas throughout the country and will be principally owned and operated by independent distributors. Andersen has designated the Company to open the first such "Renewal-TM- by Andersen" store in Overland Park, Kansas. Fibrex-TM- is a proprietary material developed by Andersen that is made of a composite of wood fibers and vinyl and is considered to be superior in certain characteristics to pure vinyl core window systems. In the event the Kansas location is successful, the Company and Andersen may consider establishing additional stores.

    The Company's distribution centers warehouse, assemble, and ship products to customers,which are generally within a 150-mile radius of each center. All of the Company's distribution centers are operated as stand-alone profit centers and major supplier purchasing negotiations are controlled centrally in order to obtain the best prices for total volume purchased and to minimize inventory levels. Approximately 50% of the products sold through the Company's warehouses (i.e., excluding direct shipments to distribution customers from manufacturers) have been enhanced by value-added light manufacturing services provided by the Company before shipping. For example, the Company assembles and pre-hangs door systems and assembles and/or mulls window systems and specialty shaped windows. The Company's assembly and modification allow the builder, contractor or consumer to install pre-assembled units at a lower cost than modifying and assembling component parts at the job site. At the Company's locations acquired from TBP, the Company provides such value-added assembly and modification light manufacturing services with respect to approximately 75% of the products sold. Andersen window systems are not distributed through the former TBP locations; however, the manufacturing of shop windows and window components, which are then sold by the Company under the "Tennessee Building Products" and the "Titan Building Products" names, is also performed at several former TBP locations.

    The Company intends to grow its distribution business, including through acquisitions, as opportunities permit. See "--Strategy" and "Risk
Factors--Acquisition Strategy."

    NATIONAL ACCOUNTS. In 1995, Morgan National Accounts began serving large retail chains by marketing and merchandising millwork and specialty building products for Morgan Manufacturing and Morgan Distribution. This allows the Company to offer such customers a single contact with respect to such customers' entire buying and selling processes, and enables the Company to more effectively participate in category management and to work with these accounts to develop a more profitable product mix.

COMPETITION

    Manufacturers of residential specialty millwork products in the United States are a highly fragmented group which management believes includes approximately 2,000 companies with annual revenues ranging from less than $1.0 million to hundreds of millions of dollars. Competition in the residential specialty building products market is substantial, both from within the United States and from foreign manufacturers and importers of building products. The Company has numerous competitors at the manufacturers' level in the interior and exterior premium wood door market, although the Company believes that it has the largest market share among the manufacturers of interior and exterior premium wood panel doors. The Company believes that it competes with other manufacturers on the basis of the breadth of its product lines, the reliability and speed of its service and the quality and design of its products.

    The Company's distribution centers compete principally with other distributors of specialty building products manufactured by third parties, distributors of window systems, and manufacturers of specialty building products which sell directly to the Company's target customers. For example, the Company generally competes with up to two other distributors of Andersen products in each territory in which the Company has been granted the right to distribute, as well as manufacturers and distributors of premium wood window products that compete with Andersen products. As in its manufacturing business, the Company believes that it competes in the distribution arena primarily on the basis of the breadth of its product lines, the quality and speed of its service and the quality and design of its products. The Company also believes that it has a leading position in premium interior and exterior doors and wood windows in the market areas surrounding most of its distribution centers. The Company is also committed to accommodating the purchase requirements of its customers by providing value-added services which are tailored to address each customer's unique needs.

    The Company's manufactured product lines and the Andersen window systems that it distributes are positioned primarily at the premium price end of their respective markets. In addition, the Company's agreement with Andersen restricts the ability of the Company to offer for sale the window systems of other manufacturers through those of the Company's distribution locations carrying Andersen products. The Company believes, therefore, that producers and distributors of lower priced or lower cost products may enjoy a competitive advantage where price is the consumer's primary concern and that the Company may be competitively disadvantaged in being restricted in offering its customers a more varied product mix.

SALES AND MARKETING

    As of September 1, 1996, the Company employed approximately ten salespersons with respect to its manufacturing operations, who sell directly to independent distributors and approximately 119 salespersons with respect to its distribution operations, who sell directly to building supply dealers, builders and remodelers and pre-fabricated home manufacturers. In addition, as of September 1, 1996, Morgan National Accounts employed two salespersons who manage the Company's relationships with large home center chains.

    Most of the Company's advertising and promotion for its manufactured products is directed to the wholesale and retail trade through catalogs, brochures, retail product displays, newspapers, trade magazines and trade shows. In addition, the Company engages in a cooperative advertising program with its distributors and dealers through brochures, product displays, radio and television. Through its advertising program, the Company emphasizes the residential improvement, maintenance and repair markets and promotes the Morgan name and logos, and the Nicolai name and logo. The Company also trains independent distributors and building supply dealers through seminars held at its Oshkosh, Wisconsin marketing and training facility. In addition, certain third-party manufacturers of products which the Company distributes, especially Andersen, advertise both to trade and directly to the consumer through nationwide print and television advertising.

BACKLOG

    The Company's backlogs of orders for manufactured products at December 31, 1994 and 1995 were approximately $7.3 million and $6.5 million, respectively. At June 29, 1996, the Company's backlog for orders for manufactured products was approximately $6.7 million. The Company anticipates that substantially all of the backlog orders in existence at June 29, 1996 will be delivered by the end of the current fiscal year. All of such current backlog orders are cancelable prior to shipment from the factory. Backlog levels for manufactured products vary during the course of the year because of the seasonality of the Company's business. Customer orders at the Company's distribution centers are generally filled within one to five days and, accordingly, there is no appreciable backlog level with respect to the Company's distribution operations.

INTELLECTUAL PROPERTY

    The Company's name, the Morgan Doorman logo and the trade names, "Marquis," "GlassWrap," "Compression Glazed," and the Nicolai name and logo are registered trademarks. The Company uses its stylized "M" logo and its trademarks and trade names "Centry," "SwingSet," "Energy Guard," "Fire-Guard," "Sureguard," "Triomphe," "NORTHWOODS," "WHERE QUALITY COMES NATURALLY," "Tennessee Building Products," "Titan Building Products," "Windows, Doors & More," "Tennessee Kitchen and Bath," "Tennessee Glass Company" and "Tennessee Kitchen Center" in connection with the sale of Company-manufactured products and/or the Company's distribution operations. The Company considers its trademarks, trade names and logos to be valuable to the conduct of its business. The Company has filed several patent applications related to its new high-speed door assembly line with the U.S. Patent and Trademark Office. The Company also owns certain patents which it does not consider material to the operation of its business.

EMPLOYEES

    As of September 1, 1996 the Company employed 1,626 persons, of whom 535 were employed at the Company's manufacturing facilities, 1,079 were employed at the Company's distribution centers, and 12 were employed at the corporate headquarters. Approximately 500 employees are represented by labor unions. During 1995, the Company negotiated labor agreements at Birch Run, Michigan which will terminate on November 6, 1998; Decatur, Illinois which will terminate on July 15, 1998; Shawnee, Kansas which will terminate on March 31, 1998; Scranton, Pennsylvania which will terminate on December 11, 1998; Mechanicsburg, Pennsylvania which will terminate on February 19, 1998; and two agreements at Oshkosh, Wisconsin which will terminate on May 10, 1998 and May 24, 1998, respectively. The Company also negotiated labor agreements during 1996 at Decatur, Illinois and West Chicago, Illinois, which will terminate on January 8, 1999 and January 15, 1999, respectively. All such agreements were negotiated without any work interruption. Management believes that employee relationships are generally good.

SEASONAL NATURE OF BUSINESS

    The building products industry is seasonal to some extent, particularly in the Northeast and Midwest regions of the United States, where inclement weather during the winter months usually reduces the level of building activity in the improvement, maintenance and repair markets and in the new construction markets. Since a high percentage of the Company's manufacturing overhead and expenses are relatively fixed throughout the year, profits tend to be lower in quarters with lower sales. The Company's lowest sales traditionally occur during the first and fourth quarters.

PROPERTIES

    The Company operates the following facilities as of September 30, 1996:

                                                                                            APPROXIMATE      LEASE
MANUFACTURING LOCATIONS                                                                     SQUARE FEET    EXPIRING
------------------------------------------------------------------------------------------  ------------  -----------
Oshkosh, Wisconsin (2 facilities)
    Manufacturing Operations
    (28 buildings; 27.6 acres)............................................................      512,000(1)     (Owned)
    Manufacturing Division Office.........................................................       16,000         2000
Weed, California..........................................................................      417,605(2)       1999(3)

                                                                                            APPROXIMATE      LEASE
DISTRIBUTION AND SHOWROOM LOCATIONS                                                         SQUARE FEET    EXPIRING
------------------------------------------------------------------------------------------  ------------  -----------
Birch Run, Michigan.......................................................................      113,022         2005
Charlotte, North Carolina.................................................................      115,010         2000
Chattanooga, Tennessee (3 facilities):
    Warehouse.............................................................................       20,000         2006
    Peachtree Planning Center (showroom)..................................................        2,100         1998
    Tennessee Kitchen & Bath (showroom)...................................................        2,200         1997(3)
Decatur, Illinois.........................................................................       93,000         2001(4)
Denver, Colorado..........................................................................       39,970         1997
Greenville (Greer), South Carolina........................................................       15,000         1999(4)
Harrisburg (Mechanicsburg), Pennsylvania (2 facilities):
    Office................................................................................       15,569         1998(4)
    Warehouse.............................................................................      134,906         2002(4)
Huntsville, Alabama (showroom)............................................................        1,737         1999
Kansas City, Kansas (2 facilities)
    Shawnee Warehouse.....................................................................       79,500         2000(4)
    Renewal-TM- by Andersen Center........................................................        2,860         1999
Nashville, Tennessee (2 facilities):
    Glass facility and Peachtree Planning Center (showroom)...............................       26,000         2000
    Warehouse and showroom................................................................      170,000         2011
Scranton (Dunmore), Pennsylvania..........................................................       80,917         1998(6)
Washington, D.C. (Gainesville, Virginia)..................................................       79,500         2006(4)
West Chicago, Illinois....................................................................      100,925         2001(3)
West Columbia (Cayce), South Carolina.....................................................       89,480         2001(3)
Wilmington (Newark), Delaware.............................................................       97,421         2000(3)

------------------------

(1) This manufacturing facility is owned by the Company and is subject to a mortgage in connection with certain industrial revenue bonds. See Note 5 to Notes to Annual Consolidated Financial Statements of the Company. All other manufacturing facilities and all of the distribution facilities are leased by the Company.

(2) In 1990, the Company ceased production of fir doors at this facility. In May 1994, the Company ceased production of veneer at this location. The Company continues to use approximately 50,000 square feet for patio door assembly and warehousing. The Company has sublet 50,000 square feet to a third party.

(3) Optional renewal term of five years or less.

(4) Optional renewal term in excess of five years.

(5) The Company recently renewed the lease reducing the square footage from 94,500.

(6) In October 1994, the Company has sublet 31,025 square feet to a third party.

    Facility leases generally provide for fixed monthly rental payments, plus the payment, in most cases, of real estate taxes, utilities, liability insurance and maintenance. In a few locations, the leases provide escalation clauses requiring the payment of additional rent according to certain indices or in specified amounts. The termination dates of these leases vary widely. See Note 6 of Notes to Annual Consolidated Financial Statements of the Company and Note 6 to Notes to Consolidated Financial Statements of TBP, respectively. The Company believes that its distribution facilities and manufacturing capacity are sufficient to serve its needs in its existing markets, subject to the completed installation and start-up of the Company's new high-speed door assembly line. See "Risk Factors--Consolidation of Manufacturing Operations."

    The Company's corporate headquarters are located in Williamsburg, Virginia. The lease for the corporate headquarters location expires in the year 2002 and covers approximately 6,909 square feet of space.

LEGAL PROCEEDINGS

    The Company is not involved in any material pending legal proceedings.

                                   MANAGEMENT

    The following table sets forth the names and ages of the executive officers and directors of the Company as of September 30, 1996. Company officers are appointed by the Board of Directors and such appointments are effective until resignation or earlier removal by the Board of Directors.

NAME                                                      AGE                            POSITION
----------------------------------------------------     -----     ----------------------------------------------------
Frank J. Hawley, Jr.................................          68   Chairman of the Board; Director
Larry R. Robinette..................................          52   President and Chief Executive Officer; Director
Douglas H. MacMillan................................          50   Vice President, Chief Financial Officer and
                                                                     Secretary
Dennis C. Hood......................................          59   Senior Vice President--Human Resources and
                                                                     Administration
Peter Balint........................................          47   Executive Vice President--Market Development and
                                                                     National Accounts
David A. Braun......................................          39   Vice President and President--Morgan Distribution
Brett D. Hoyt.......................................          45   Vice President and President--Morgan Manufacturing
Dawn E. Neuman......................................          34   Treasurer and Assistant Secretary
John S. Crowley.....................................          73   Director
Howard G. Haas......................................          72   Director
William R. Holland..................................          57   Director
Alton F. Doody, Jr..................................          61   Director
Edward T. Tokar.....................................          49   Director
Byron H. Tony Stebbins..............................          64   Director
Patrick J. McDonough, Jr............................          65   Director

    Mr. Hawley has been Chairman of the Board and a director of the Company since December 1983. Since 1982, he has been the managing partner of Laurel Partners, the general partner of Saugatuck, a venture capital partnership and an affiliate of the Company. Since September 1986, he has been the managing partner of Bedford Partners, the general partner of Saugatuck Capital Company Limited Partnership II ("Saugatuck II"), a venture capital partnership. Since October 1992, he has been the managing partner of Greyrock Partners Limited Partnership, the general partner of Saugatuck Capital Company Limited Partnership III ("Saugatuck III"), a venture capital partnership. Since September 1986, he has been president and principal stockholder of Saugatuck Associates, Inc. ("Saugatuck Associates"), a risk capital management firm which provides investment advice and assistance to Saugatuck, and since October 1992 Mr. Hawley has been the president and principal shareholder of Saugatuck Associates II, Inc., a risk capital management firm which provides investment advice and assistance to Saugatuck III.

    Mr. Robinette was appointed President and Chief Executive Officer of Morgan Products Ltd. on September 6, 1994. He was the President and CEO of Anchor Hocking Packaging of Cincinnati, Ohio, a subsidiary of CarnaudMetalbox, from 1993 to 1994. From 1990 until Anchor Hocking Packaging was acquired in 1993 by CarnaudMetalbox from Newell Company, Mr. Robinette served as its President. He was President of Anchor Industrial Glass of Lancaster, Ohio from 1989 until 1990. From 1987 to 1989, Mr. Robinette was the Vice President of Operations and OEM Sales at Mirro Co., a subsidiary of Newell Company, and from 1986 to 1987, he served as Vice President of Operations, Corporate Staff of Newell Company. From 1983 to 1986, Mr. Robinette was the Vice President of Operations of Newell Window Furnishings. From 1980 to 1983, he served as the Vice President of Operations of the EZ Paintr Division of Newell Company. Prior to 1980, Mr. Robinette was employed at General Motors. Mr. Robinette has been a director of the Company since November of 1994.

    Mr. MacMillan joined the Company in August 1991 as Vice President, Chief Financial Officer and Secretary of the Company. From 1987 to July 1991, he was the Chief Financial Officer of Varlen Corporation, a diversified manufacturer serving the scientific instrument, automotive, heavy truck and railroad markets. From 1981 to 1987, he held various executive financial positions with Sealy Incorporated.

    Mr. Hood was appointed Senior Vice President of Human Resources and Administration of the Company in December 1994. Mr. Hood joined the Company as Vice President-Human Resources in June 1986. From January 1985 until he joined the Company, Mr. Hood was Vice President-Human Resources of the Air Systems Division of the Trane Company, a subsidiary of American Standard, Inc., engaged in the manufacture of commercial and residential heating and air conditioning equipment. From March 1978 until January 1985, Mr. Hood was manager of industrial relations, branch operations of the Trane Company.

    Mr. Balint was appointed Executive Vice President of Market Development and National Accounts of the Company effective as of September 30, 1996. Prior to his appointment to his current position, Mr. Balint served as President of the Company's manufacturing unit. From 1992 to May 1995, Mr. Balint served as Vice President of Sales and Marketing for the SNE Enterprises Division of Plygem Industries. From 1983 to 1992, Mr. Balint held various marketing and managerial positions with Sherwin-Williams Corporation. From 1974 to 1983, Mr. Balint served in various managerial positions with EZ Paintr, a division of the Newell Company.

    Mr. Braun was appointed Vice President of the Company and President of the Company's distribution unit on May 15, 1996. From August of 1995 to May 15, 1996, Mr. Braun served as Vice President and Controller of the Company's distribution unit. Prior to that Mr. Braun served as Division Controller of RobertShaw Controls from 1994 to August of 1995. Mr. Braun served as Senior Vice President of Lisa Frank, Inc. from 1993 to 1994 and served as Vice President and Chief Financial Officer of HGP Industries, Inc. since 1991. From 1987 to 1991, Mr. Braun served as Vice President and Controller of EZ Paintr, a division of the Newell Company. From 1986 to 1987 he served in various managerial positions at EZ Paintr.

    Mr. Hoyt was appointed Vice President of the Company and President of the Company's manufacturing unit effective as of September 30, 1996. From May 1989 to September 1996, Mr. Hoyt served as Vice President-Operations of Mirro Co., a subsidiary of Newell Company. From October 1986 to May 1989, Mr. Hoyt served as Vice President-Operations of Newell Window Furnishings, a division of the Newell Company and from April 1984 to October 1986 he served as Materials Manager of Newell Window Furnishings. From March 1983 to April 1984, Mr. Hoyt served as Group Manager of EZ Paintr, a division of the Newell Company, and from August 1981 to March 1983 he served as Manager of Industrial Engineering of EZ Paintr.

    Ms. Neuman was appointed Treasurer and Assistant Secretary in May 1995. From May 1994 to May 1995, she was Assistant Treasurer and Assistant Secretary, from July 1989 to May 1994 she was the Company's Tax Manager, and from May 1988 to June 1989 she was the Senior Tax and Benefits Specialist. Prior to joining the Company, she was a tax consultant with Price Waterhouse from August 1984 to May 1988.

    Mr. Crowley has been a private investor since 1994 and served as Managing Director of Saugatuck Associates from 1987 to 1993. From 1983 to 1987 he was the organizer and General Partner of Round Hill Associates, a private investment fund engaged in management buyouts, and president of Round Hill Associates Management Company. Mr. Crowley is also a director of General Housewares Corp. Mr. Crowley has been a director of the Company since November 1986.

    Mr. Haas has been Chairman of Howard G. Haas Associates, a consulting firm, since 1986. From 1967 to 1986 Mr. Haas was the President and Chief Executive Officer of Sealy Incorporated; Mr. Haas is also a member of the faculty of the Graduate School of Business at the University of Chicago. Mr. Haas has been a director of the Company since September 1987.

    Mr. Holland has been Chairman of the Board and Chief Executive Officer of United Dominion Industries, a diversified manufacturing company since 1987; prior to 1987 he served in various senior executive positions with such company. Mr. Holland has been a director of the Company since July 1991.

    Dr. Doody is the Founder and Chairman of the Doody Group (since November,
1990), a New Orleans, Louisiana consulting firm serving consumer goods manufacturers and retailers throughout the world. Dr. Doody was co-founder of Management Horizons, Inc., a marketing consulting firm, now a division of Price Waterhouse. He also founded Applied Retail Systems. He serves as a director on several boards, including Newell Company; Grant Investments, Inc.; and Hyde Park Restaurants, Inc. He is a Senior Fellow at the A.B. Freeman School of Business, Tulane University, and a member of the Dean's advisory Council. Dr. Doody has been a Director of the Company since November 1994.

    Mr. Tokar has been, from 1985 to present, Vice President-Investments, AlliedSignal Inc., responsible for the overall investment management of employee benefit asset funds worldwide. Mr. Tokar has been employed at AlliedSignal since 1977 in various management positions. He is a director of Noel Group, Inc., a trustee of the Morgan Grenfell Investment Funds, an advisor to various investment partnerships, and a trustee of the College of William and Mary. Mr. Tokar has been a director of the Company since November 1994.

    Mr. Stebbins has been, from 1986 to present, Senior Vice President--Market Development, at Newell Company. Mr. Stebbins has been employed at Newell since 1973 in various executive positions. He has served on numerous professional and corporate boards including the Hardware, Home Improvement Council--City of Hope; American Hardware Manufacturers Association; the President's Council of the Home Center Industry; and the Hardware Marketing Council. Mr. Stebbins has been a director of the Company since November 1994.

    Mr. McDonough has been, from 1988 to present, Chairman and CEO of Olympic Manufacturing Group, Inc., a private company located in Massachusetts. He spent 22 years with the Black & Decker Manufacturing Company; his last two assignments were as President of the U.S. company and Chief Administrative Officer in the Office of the CEO. After leaving Black & Decker, he formed McDonough & Associates, a management consulting firm that specialized in corporate strategic planning and re-engineering. Mr. McDonough has been a Director of the Company since November 1994.

    FAMILY RELATIONSHIPS. There is no family relationship between any of the Company's directors or executive officers.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to all cash and non-cash compensation for services rendered to the Company in all capacities for fiscal years 1995, 1994, and 1993, of those persons who were, at December 31, 1995 (i) the Chief Executive Officer and (ii) the other three most highly compensated executive officers of the Company. No other executive officer of the Company had a total salary plus bonus exceeding $100,000 in 1995.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION(1)                        LONG-TERM COMPENSATION
                                    --------------------------------------------     ---------------------------------------
                                                                                      RESTRICTED      AWARDS OF
   NAME AND PRINCIPAL                                             OTHER ANNUAL           STOCK          STOCK      LONG-TERM
        POSITION           YEAR      SALARY       BONUS          COMPENSATION(2)        AWARDS         OPTIONS      PAYOUTS
-------------------------  ----     --------  -------------      ---------------     -------------   -----------   ---------
Larry R. Robinette.......  1995     $350,000  $           0         $437,423(4)       $      0         20,000         $0
  President, Chief
    Executive              1994(5)  $113,077  $     186,440         $  1,792          $700,000(6)     250,000         $0
  Officer and Director

Douglas H. MacMillan.....  1995     $197,522  $           0         $199,567(7)       $      0         10,000         $0
  Vice President, Chief
    Financial              1994     $189,042  $      62,311(8)      $  6,008          $      0         70,000(9)      $0
  Officer and Secretary    1993     $186,923  $           0         $  5,104          $      0              0         $0

Dennis C. Hood...........  1995     $150,020  $      19,500(8)      $107,075(10)      $      0         10,000         $0
  Senior Vice President--  1994     $124,632  $      47,325(8)      $  6,093          $      0         55,000(9)      $0
  Human Resources and      1993     $118,256  $           0         $  5,321          $      0              0         $0
  Administration

Peter Balint.............  1995(11) $126,935  $      40,000(12)     $ 82,947(13)      $      0         50,000         $0
  Executive Vice
    President--
  Market Development and
  National Accounts

   NAME AND PRINCIPAL         ALL OTHER
        POSITION           COMPENSATION(3)
-------------------------  ---------------
Larry R. Robinette.......      $11,593
  President, Chief
    Executive                  $ 3,393
  Officer and Director
Douglas H. MacMillan.....      $ 7,670
  Vice President, Chief
    Financial                  $ 5,671
  Officer and Secretary        $ 5,815
Dennis C. Hood...........      $ 5,828
  Senior Vice President--      $ 3,739
  Human Resources and          $ 3,682
  Administration
Peter Balint.............      $ 3,231
  Executive Vice
    President--
  Market Development and
  National Accounts

------------------------

(1) Includes amounts earned in the respective fiscal year, whether or not deferred.

(2) Represents payments by the Company for moving expenses, excess life insurance, leased automobiles, tax preparation fees, personal financial planning fees, and tax gross-up on amounts included in taxable compensation (other than salary and bonuses).

(3) Represents contributions by the Company under Section 401(k) of the Code pursuant to the 401(k) Plan, as well as excess 401(k) amounts contributed in excess of permitted 401(k) contributions under the Deferred Compensation Plan.

(4) Includes $338,719 of moving expenses paid on Mr. Robinette's behalf and $74,746 of tax gross-up.

(5) Represents Mr. Robinette's compensation in 1994 from September 6, 1994 through December 31, 1994.

(6) Includes 140,000 restricted shares of Common Stock granted to a trust for the benefit of Mr. Robinette in 1994 as an incentive to join the Company with a then fair market value of $5.00 per share. The value of these shares at December 31, 1995 was $822,500. The Company has never paid cash dividends on its Common Stock, but, if paid, Mr. Robinette's shares would be entitled to receive such dividends.

(7) Includes $139,807 of moving expenses paid on Mr. MacMillan's behalf and $43,456 of tax gross-up.

(8) Pursuant to binding elections previously made, a portion of each named executive officer's bonus was deferred for the purchase of Convertible Appreciation Rights (CARs), which can accrue value in connection with improvements in stockholder value.

(9) This includes repriced options. On August 31, 1994, the Board of Directors approved the repricing to fair market value of officer options with grant dates of August 9, 1991 and May 20, 1992.

(10) Includes $69,516 of moving expenses paid on Mr. Hood's behalf and $26,730 of tax gross-up.

(11) Represents Mr. Balint's compensation in 1995 from May 15, 1995 through December 31, 1995.

(12) Represents a signing bonus paid to Mr. Balint pursuant to his employment agreement.

(13) Includes $50,178 of moving expenses paid on Mr. Balint's behalf and $29,009 of tax gross-up.

                           OPTION/SAR GRANTS IN 1995

                                                                                                      ALTERNATIVE TO
                                                                                                            5%
                                       NUMBER OF      % OF TOTAL                                         AND 10%
                                        SHARES       OPTIONS/ SARS                                    APPRECIATION:
                                      UNDERLYING      GRANTED TO      EXERCISE                          GRANT DATE
                                     OPTIONS/SARS    EMPLOYEES IN       PRICE        EXPIRATION          PRESENT
NAME                                    GRANTED     FISCAL YEAR(1)   $/SHARE(2)         DATE            VALUE $(3)
-----------------------------------  -------------  ---------------  -----------  -----------------  ----------------
Larry R. Robinette.................       20,000             7.5%     $    5.75   August 4, 2005       $     78,000
Douglas H. MacMillan...............       10,000             3.7%          5.75   August 4, 2005             39,000
Dennis C. Hood.....................       10,000             3.7%          5.75   August 4, 2005             39,000
Peter Balint.......................       50,000            18.7%          5.75   August 4, 2005            195,000

------------------------

(1) Based on 267,500 total options granted to employees in 1995.

(2) All exercise prices are equal to fair market value on the date of grant.

(3) The estimated grant date present values reflected in the above table are determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the values of the options reflected in the above table include:

    (a) Exercise prices on the options are equal to the fair market value of the underlying stock on the dates of the grant.

    (b) The option term of ten years.

    (c) Interest rates that represent the interest rate on a U.S. Treasury security on the dates of grant with maturity dates corresponding to those of the option terms.

    (d) Volatilities calculated using daily stock prices for the one-year period prior to the grant dates.

    (e) Dividends at the rate of $0.00 per share representing the annualized dividends paid with respect to a share of Common Stock at the dates of grant. The Company has never paid a cash dividend with respect to Common Stock.

               OPTION EXERCISES IN 1995 AND YEAR-END OPTION VALUE

    The following table sets forth certain information as to the individuals listed in the Summary Compensation Table with regard to stock options exercised during the fiscal year and year-end option value as of December 31, 1995.

                                                                                                            VALUE OF
                                                                                                           UNEXERCISED
                                                                                                             IN THE
                                                                                                              MONEY
                                                                                       NUMBER OF             OPTIONS
                                                                                   SHARES UNDERLYING         HELD AT
                                                 NUMBER OF                        UNEXERCISED OPTIONS        FISCAL
                                                  SHARES                        HELD AT FISCAL YEAR-END    YEAR- END(1)
                                                ACQUIRED ON         VALUE      --------------------------  -----------
NAME                                             EXERCISE         REALIZED     EXERCISABLE  UNEXERCISABLE  EXERCISABLE
-------------------------------------------  -----------------  -------------  -----------  -------------  -----------
Larry R. Robinette.........................              0        $       0       125,000        145,000    $ 109,375
Douglas H. MacMillan.......................              0        $       0        70,000         10,000    $  27,499
Dennis C. Hood.............................              0        $       0        61,333         16,667    $  15,416
Peter Balint...............................              0        $       0        16,667         33,333    $   2,083


NAME                                         UNEXERCISABLE
-------------------------------------------  -------------
Larry R. Robinette.........................   $   111,875
Douglas H. MacMillan.......................   $     1,251
Dennis C. Hood.............................   $     2,084
Peter Balint...............................   $     4,167

------------------------

(1) Total value of options based on the Common Stock's closing price on the New York Stock Exchange of $5.875 as of December 29, 1995.

EMPLOYMENT AGREEMENTS

    Effective September 6, 1994, the Company and Mr. Robinette entered into an employment agreement. Pursuant to the agreement, Mr. Robinette is employed as President and Chief Executive Officer of the Company through December 31, 1997 and receives an annual base salary of $350,000. Mr. Robinette is furnished with the use of a Company automobile and participation in group health, term life insurance and other employee benefit plans available to other executive personnel. He is eligible for four weeks paid vacation in each calendar year. He is also eligible to participate in the Bonus Plan (as defined below under "--Employee Benefits"). In addition, Mr. Robinette received a signing bonus of $150,000. As part of this agreement, Mr. Robinette was awarded an option to purchase 250,000 shares of Common Stock under the Stock Option Plan at an exercise price of $5.00 per share which was the fair market value on the date of grant. These options vest over a three-year period, with 25% vesting immediately upon employment and 25%, 35% and 15% vesting on each of August 19, 1995, 1996 and 1997, respectively. In addition, a trust for Mr. Robinette's benefit was granted 140,000 restricted shares of stock at a then fair market value of $5.00 per share. These shares vest 33 1/3% per year for three years beginning on August 19, 1994. Under the trust agreement, the restricted shares will vest automatically upon termination as a result of death or disability, termination as a result of any reason other than cause (as defined therein), or termination as a result of the acquisition by a third party of all of the assets or outstanding voting stock of the Company. After the expiration of the initial term of Mr. Robinette's employment on December 31, 1997, the term of his employment will automatically renew for successive one year terms, unless either party delivers written notice of its desire not to renew 180 days prior to the end of such term. The agreement provides that if the Company elects not to renew the term of Mr. Robinette's agreement at the end of the initial term or any renewal term, Mr. Robinette will continue to receive base salary for a period of one year.

    On May 1, 1995, the Company and Mr. Balint entered into an employment agreement. Pursuant to the agreement, Mr. Balint receives an annual base salary of $200,000. Mr. Balint is furnished with the use of a Company automobile and participation in group health, term life insurance and other employee benefit plans available to other executive personnel. He is eligible for four weeks paid vacation in each calendar year. He is also eligible to participate in the Bonus Plan. In addition, Mr. Balint received a signing bonus of $40,000 in 1995. Pursuant to the agreement, Mr. Balint was awarded an option to purchase 50,000 shares of Common Stock under the Stock Option Plan at an exercise price of $5.75 which was equal to the fair market value on the date of grant. These options vest 33 1/3% per year for three years beginning on May 17, 1995. If Mr. Balint's employment by the Company is terminated prior to May 1, 1997, he will be eligible for severance pay equal to his base salary for twelve months. This severance arrangement is not applicable if Mr. Balint is terminated for cause, or because of death, disability, voluntary retirement or resignation.

SEVERANCE PLANS

    The Company has provided a Special Severance/Retention Plan for Messrs. Robinette, MacMillan and Hood. This plan provides for severance benefits in the event a participant is involuntarily terminated for any reason other than cause, or where a participant voluntarily terminates for certain prescribed reasons outlined in the plan. If terminated, the participant will receive severance pay equal to two times the sum of the participant's base salary and the average bonus award earned in the three fiscal years prior to the date of the termination. Participants terminated are also eligible to continue the full fringe benefit program for a twenty-four month period. If Mr. Robinette receives benefits under this Plan, he will not be eligible for severance under his employment agreement.

    In addition, the Company has adopted a special policy providing for severance payments in the event of an acquisition. Under this policy, which is applicable to Messrs. Robinette, MacMillan and Hood, an acquisition is defined as a change of management or control where (a) at least 35% of the Common Stock is redeemed by the Company, purchased by any person or exchanged for shares in any other corporation; or (b) at least 51% of the Company's assets are acquired by any person; or (c) during any period of two consecutive years, individuals who at the beginning of such period constitute the board (and any new director whose election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of the period or were similarly elected) cease, for any reason, to constitute a majority thereof; or (d) the Company is merged or consolidated with or into another corporation. Should the employment of any of these executives be terminated within thirty months following an acquisition, the executive will be paid a severance benefit equal to two and one-half times the sum of his annual base salary then in effect and the average bonus earned over the three fiscal years prior to termination. In addition, the terminated executive would receive a full year's bonus at the targeted level, as determined under the Bonus Plan. Further, such terminated executive would receive any unused or accrued vacation pay, and would be eligible to receive those fringe benefits he had been receiving prior to his termination for a period of thirty months. In order to avoid the imposition of excise taxes, participants' benefits are capped at the "golden parachute" excise tax limit set forth in Section 280G of the Internal Revenue Code (unless removing the cap results in a greater after-tax benefit to the participant). In exchange for this severance benefit, the covered executive, for a period of twenty-four calendar months after termination shall not, directly or indirectly:
(i) use, attempt to use, disclose or otherwise make known to any person or entity knowledge or information of which the executive became aware during his employment including lists of customers or suppliers, trade secrets or similar information and information of a confidential nature including, without limitation, information relating to the business, properties, accounting or similar functions of the Company, (ii) engage or become interested in any business conducted by the Company, and (iii) employ, retain or arrange to participate in the employment of any person who is an employee or consultant of the Company or its affiliates.

EMPLOYEE BENEFITS

    STOCK OPTION PLAN. In June 1985, the Company adopted the Morgan Products Ltd. Incentive Stock Option Plan (the "Stock Option Plan") which, as amended, provides for the issuance of options at a price determined by the Compensation Committee, a committee of the Board of Directors, which cannot be less than the fair market value at the date of grant.

    As of September 20, 1996, an aggregate of 900,000 shares were authorized under the Stock Option Plan, options for an aggregate of 743,500 were outstanding with exercise prices ranging from $5.00 to $6.625 and options for 106,700 shares of Common Stock had been exercised leaving 49,800 shares available for future grants. The options granted become exercisable immediately or in two, three, four, or five installments from the date of grant, and all of the options granted expire no more than ten years from the date of grant.

    All options granted under the Stock Option Plan must be evidenced by an option agreement between the Company and the option recipient embodying all of the terms and conditions of the option grant, provided that no option shall be transferable or assignable other than by will or laws of descent and distribution. See "--Summary Compensation Table," "--Options/SAR Grants in 1995" and "--Option Exercises in 1995 and Year-end Option Value" for a discussion of participation by Messrs. Robinette, MacMillan, Hood and Balint in the Stock Option Plan.

    The Company has agreed to grant an option to Mr. Hoyt, Vice President of the Company and President of Morgan Manufacturing, to purchase 90,000 shares of the Company's Common Stock with an exercise price of the fair market value per share on the date of grant. Such commitment was made to Mr. Hoyt to induce him to become an employee of the Company. Such option was not granted to Mr. Hoyt pursuant to the Stock Option Plan.

    EXECUTIVE PERFORMANCE INCENTIVE PLAN AND CERTAIN OTHER BONUSES. On November 3, 1994, the Company adopted the Executive Performance Incentive Plan, as amended (the "Bonus Plan") which provides for a bonus to executive officers is an amount equal to 50% of their base salary upon attainment of the target goal. The targets are tied directly to the Company's or business unit's attainment of a pre-specified earnings goal. The maximum incentive to any executive under the Bonus Plan is equal to 70% of the executive's base salary in any one calendar year, and no payment is made if an achievement level of 80% of the targeted goal is not met.

    Since Company performance in 1995 was below the minimum threshold of 80% of the targeted goal, no bonuses were paid to any executive officer under the Bonus Plan for the 1995 year. However, as noted above under "--Employment Agreements," Mr. Balint received a signing bonus of $40,000 as part of his employment agreement, and Mr. Hood received a discretionary bonus of $19,500 due to the achievement of specific objectives established for his functional area in 1995.

    401(K) PLAN. Pursuant to the Company's Profit Sharing Savings and Retirement Plan (the "401(k) Plan"), in which all salaried employees and certain groups of hourly employees participate, the Company matches fifty percent of participant contributions to the 401(k) Plan. Company contributions are limited to three percent of the participant's total compensation. At the discretion of the Board of Directors, the Company may make additional contributions. Profit sharing costs and the Company's matching contributions to the 401(k) Plan charged to operations were $1.1 million and $.4 million for 1994 and 1995, respectively. Plan assets consist of equity and fixed income securities and insurance annuity contracts.

COMPENSATION OF DIRECTORS

    All directors receive reimbursement for all expenses incurred in connection with attendance at board meetings and all directors, other than Messrs. Hawley and Robinette, receive a fee of $1,500 per meeting of the board, $1,500 per committee meeting, and a retainer of $3,000 per quarter. Non-employee directors are also entitled to receive stock options under the Non-employee Director Stock Option Plan (the "Director Plan") adopted in May 1992. The Director Plan provides for the automatic grant of non-qualified stock options to purchase 1,000 shares of Common Stock at a purchase price equal to the fair market value at the date of grant upon a non-employee Director's election or re-election to the Board of Directors. An aggregate of 50,000 shares of Common Stock is available for grant under the Director Plan. The options granted become exercisable in three annual installments from the date of grant, and all of the options granted expire ten years from the date of grant. As of the date of this Prospectus a total aggregate of 23,000 options had been granted under the Director Plan. After the Offering, Mr. Hawley will receive an annual chairman's fee of $100,000 and will become eligible to receive grants of options under the Director Plan. See "Security Ownership and Certain Beneficial Owners and Management."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of Messrs. Hawley, Holland, and Stebbins. Mr. Hawley is an officer of the Company and may be considered an employee of the Company. Mr. Hawley receives reimbursement for all expenses incurred in connection with attendance at board meetings and as of the completion of the Offering, Mr. Hawley will receive an annual chairman's fee of $100,000. See "Certain Transactions" for a further description of insider participation.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of September 20, 1996, the number of shares of Common Stock owned beneficially, to the knowledge of the Company, by each beneficial owner of more than 5.0% of the Common Stock, by each director, by each named executive officer, and by all executive officers and directors of the Company as a group. Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and investment power with respect to the shares indicated.

                                                                                                       PERCENTAGE
NAME AND ADDRESS OF                                                                NUMBER                  OF
  BENEFICIAL OWNER                                                                OF SHARES           COMMON STOCK
--------------------------------------------------------------------------------  ---------           ------------
Saugatuck Capital Company.......................................................  2,028,652(1)(2)           23.5%
  Limited Partnership
  One Canterbury Green
  Stamford, CT 06901
Laurel Partners.................................................................  2,028,652(1)(2)           23.5
  One Canterbury Green
    Stamford, CT 06901
Frank J. Hawley, Jr. ...........................................................  2,078,652(1)(2)           24.0
  One Canterbury Green
    Stamford, CT 06901
Owen S. Crihfield...............................................................  2,028,652(1)(2)           23.5
  One Canterbury Green
    Stamford, CT 06901
The Parnassus Fund..............................................................    940,000(3)              10.9
  One Market
    Stuart Tower, Suite 1600
    San Francisco, CA 94105
Heartland Advisors, Inc. .......................................................    861,800(4)              10.0
  790 North Milwaukee Street
  Milwaukee, WI 53202
Pioneering Management Corporation...............................................    835,600(5)               9.7
  Sixty State Street
  Boston, MA 02109-1820
Dimensional Fund Advisors Inc. .................................................    439,800(6)               5.1
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Peter Balint....................................................................     33,383(7)           *
David A. Braun..................................................................     13,333(8)           *
John S. Crowley.................................................................      3,000(9)           *
Alton F. Doody, Jr. ............................................................      3,433(10)          *
Howard G. Haas..................................................................      6,900(11)          *
William R. Holland..............................................................      3,500(12)          *
Dennis C. Hood..................................................................     71,300(13)          *
Douglas H. MacMillan............................................................     80,333(14)          *
Patrick J. McDonough, Jr. ......................................................        333(15)          *
Dawn E. Neuman..................................................................      8,903(16)          *
Larry R. Robinette..............................................................    219,167(17)              2.5
Byron H. Tony Stebbins..........................................................        333(18)          *
Edward T. Tokar.................................................................      2,333(19)          *
All Directors and Executive Officers as a group (14 persons)....................  2,524,903(20)             29.2

------------------------

*   Number equals less than one percent (1%) of outstanding shares of Common
    Stock.

(1) This number includes an aggregate of 28,652 shares beneficially owned (as such term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by George T. Brophy, J. Phillipe

    Latreille, Robert L. Slagle, Dan S. Schriber, Donald C. Houghton and George
    E. Mangarelli, each a former employee of the Company, as to which Saugatuck may be deemed, as of September 20, 1996, to have shared power to vote or direct the voting of and shared power to dispose or direct the disposition of pursuant to the terms of a Stockholders Agreement (Restated) dated as of January 13, 1984, as amended (the "Stockholders Agreement"). The Stockholders Agreement will cease, upon the completion of this Offering and the sale or distribution by Saugatuck of all its Shares, to be effective. See "Selling Shareholder" for a discussion of percentage ownership of shares of Common Stock immediately following the Offering by Saugatuck, Laurel Partners, Mr. Hawley and Mr. Crihfield.

(2) Messrs. Hawley and Crihfield are deemed to be the beneficial owners of these shares by virtue of their being general partners of Laurel Partners, the general partner of Saugatuck. In addition, Mr. Hawley is an officer and director of the Company. Laurel Partners is deemed to be the beneficial owner of these shares by virtue of its being the general partner of Saugatuck. In addition, the shares beneficially owned by Mr. Hawley include 50,000 shares owned individually.

(3) Based on information filed with the Securities and Exchange Commission, The Parnassus Fund has sole voting power but no dispositive power with respect to these shares. Immediately following the Offering, The Parnassus Fund will have beneficial ownership of approximately 9.3% of the total number of shares of Common Stock then outstanding (assuming that the Underwriter's over-allotment option is not exercised), unless such party purchases additional Shares in the Offering.

(4) Based on information filed with the Securities and Exchange Commission, Heartland Advisors, Inc. has sole voting power with respect to 847,200 shares and sole dispositive power over 861,800 shares. Immediately following the Offering, Heartland Advisors, Inc. will have beneficial ownership of approximately 8.5% of the total number of shares of Common Stock then outstanding (assuming that the Underwriter's over-allotment option is not exercised), unless such party purchases additional Shares in the Offering.

(5) Based on information filed with the Securities and Exchange Commission, Pioneering Management Corporation has sole voting power and shared dispositive power with respect to these shares. Immediately following the Offering, Pioneering Management Corporation will have beneficial ownership of approximately 8.2% of the total number of shares of Common Stock then outstanding (assuming that the Underwriter's over-allotment option is not exercised), unless such party purchases additional Shares in the Offering.

(6) Based on information filed with the Securities and Exchange Commission, Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to these shares. Immediately following the Offering, Dimensional Fund Advisors, Inc. will have beneficial ownership of approximately 4.6% of the total number of shares of Common Stock then outstanding (assuming that the Underwriter's over-allotment option is not exercised), unless such party purchases additional Shares in the Offering.

(7) This amount includes 33,333 shares of Common Stock as to which Mr. Balint has options to purchase which were granted pursuant to the Stock Option Plan and which are currently exercisable or exercisable within 60 days. In addition, Mr. Balint has individual beneficial ownership of 50 shares, which are in his wife's name. Mr. Balint disclaims beneficial ownership of those shares.

(8) This amount represents 13,333 shares of Common Stock as to which Mr. Braun has options to purchase which were granted pursuant to the Stock Option Plan and which are currently exercisable or exercisable within 60 days.

(9) This amount consists of 3,000 shares of Common Stock as to which Mr. Crowley has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days.

(10) This amount includes 333 shares of Common Stock as to which Dr. Doody has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days, as well as 3,100 shares owned individually.

(11) This amount includes of 3,000 shares of Common Stock as to which Mr. Haas has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days, as well as 3,900 shares owned individually.

(12) This amount includes of 3,000 shares of Common Stock as to which Mr. Holland has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days, as well as 500 shares owned individually.

(13) This amount includes 68,000 shares of Common Stock as to which Mr. Hood has options to purchase which were granted pursuant to the Stock Option Plan and which are currently exercisable or exercisable within 60 days, as well as 1,900 shares owned individually and 1,400 shares which are owned by his wife but as to which Mr. Hood shares voting and dispositive power.

(14) This amount includes 73,333 shares of Common Stock as to which Mr. MacMillan has options to purchase which were granted pursuant to the Stock Option Plan and which are currently exercisable or exercisable within 60 days, as well as 7,000 shares owned individually.

(15) This amount represents 333 shares of Common Stock as to which Mr. McDonough has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days.

(16) This amount includes 7,500 shares of Common Stock as to which Ms. Neuman has options to purchase which were granted pursuant to the Stock Option Plan and which are currently exercisable or exercisable within 60 days, as well as 1,403 shares owned individually.

(17) This amount consists of 219,167 shares of Common Stock as to which Mr. Robinette has options to purchase which were granted pursuant to the Stock Option Plan and which are currently exercisable or exercisable within 60 days. This amount does not include 140,000 restricted shares of Common Stock which were granted to a trust for the benefit of Mr. Robinette pursuant to his employment agreement. Until the shares are distributed from the trust, Mr. Robinette exercises no voting power or dispositive power with respect to these shares.

(18) This amount represents 333 shares of Common Stock as to which Mr. Stebbins has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days.

(19) This amount includes 333 shares of Common Stock as to which Mr. Tokar has options to purchase which were granted pursuant to the Director Plan and which are currently exercisable or exercisable within 60 days, as well as 2,000 shares owned individually.

(20) This amount includes an aggregate of 2,000,000 shares beneficially owned by Saugatuck and Laurel Partners. See footnotes (1) and (2) above. This amount also includes the aggregate amount of 542,798 shares of Common Stock which all executive officers and directors as a group have options to purchase and which are currently exercisable or exercisable within 60 days, as well as shares owned or beneficially owned individually by such executive officers and directors; this amount excludes, however, 90,000 shares as to which the Company has agreed to grant Mr. Hoyt an option to purchase. See "--Employee Benefits."

                              SELLING SHAREHOLDER

    Saugatuck, the Selling Shareholder, is a venture capital partnership which organized the Company in November 1983 to acquire the assets of the building materials business of C-E Morgan, Inc., a subsidiary of Combustion Engineering, Inc., which had operated the business since 1972. On January 13, 1984, the Company completed a leveraged acquisition of the operating assets of C-E Morgan. The acquisition was funded with the proceeds of the private sale of the Company's stock and subordinated notes and from the proceeds of the incurrence of long term debt with certain institutional lenders.

    Under the terms of Saugatuck's partnership agreement, Saugatuck was terminated on December 31, 1995 and is in the process of winding up its affairs. The Shares offered by the Selling Shareholder are being offered in order to further the liquidation of Saugatuck.

    In connection with the liquidation of Saugatuck, Mr. Hawley and Mr. Crihfield will receive 97,561 and 2,439 shares of Common Stock of the Company, respectively, immediately following the Offering. Neither Saugatuck nor Laurel Partners, the general partner of Saugatuck, will own any Common Stock of the Company following the Offering. Mr. Hawley's holdings will increase by the 97,561 shares distributed to him, which, when added to the 50,000 shares owned by him individually, will result in his beneficially owning 147,561 shares or 1.5% of the Common Stock which will be outstanding after the Offering (assuming that the Underwriter's over-allotment option is not exercised). Mr. Crihfield will be the holder of 2,439 shares after the Offering. See "Certain Transactions" for a discussion of transactions between the Selling Shareholder and the Company during the last three years.

                              CERTAIN TRANSACTIONS

    The Company paid Saugatuck Associates, an affiliate of Saugatuck, of which Mr. Hawley, the Chairman of the Board of the Company, is the sole stockholder and an executive officer, an annual fee of $125,000 under a consulting and management assistance agreement dated as of January 13, 1984, until the termination of such agreement effective as of the completion of the Offering. Pursuant to such agreement Saugatuck Associates provided strategic planning, management and financial services to the Company.

    After the Offering, Mr. Hawley will receive an annual chairman's fee of $100,000 for services provided to the Company as its chairman.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.10 par value per share, and 5,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock"). As of September 28, 1996, 8,649,308 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding. Upon the issuance of the Shares of Common Stock offered hereby, 10,149,308 shares of Common Stock will be outstanding (assuming no exercise of the Underwriter's over-allotment option and excluding a total of 843,300 shares of Common Stock reserved under the Stock Option Plan and the Director Plan, 120,865 shares reserved under the Morgan Products Ltd. 1992 Employee Stock Purchase Plan, and 90,000 shares of Common Stock as to which the Company has agreed to grant an option to purchase to Mr. Hoyt).

    Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends out of funds legally available for distribution when and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights and shares of Common Stock are not subject to redemption. The outstanding shares of Common Stock are, and the shares offered hereby will be, upon issuance and payment therefor, fully paid and nonassessable. Pursuant to the Restated Certificate of Incorporation of the Company, as amended, the Board of Directors of the Company may authorize the division of the shares of Preferred Stock into one or more series, to fix and determine voting powers, and any such preferences, or other special rights, qualifications or limitations permitted by the laws of the State of Delaware.

    The right of the Company to declare and pay dividends on, or distribute cash or property with respect to, any shares of Common Stock (other than dividends payable solely in shares of its capital stock or stock splits) is limited by the terms of its credit agreement with a group of banks through July 13, 1998. Under the terms of the agreement, no such dividends or distributions may be made with respect to shares of Common Stock. See Note 5 of Notes to Annual Consolidated Financial Statements of the Company.

    The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming and interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (a) by directors who are also officers of the corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The transfer agent and registrar for the Common Stock of the Company is Harris Trust and Savings Bank.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Company and Black & Company, Inc. (the "Underwriter"), the Underwriter has agreed to purchase an aggregate of 3,400,000 Shares of the Common Stock from the Company and the Selling Shareholder at the price to public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions.

    The nature of the Underwriter's obligations under the Underwriting Agreement is such that all Shares of Common Stock offered hereby, excluding Shares covered by the over-allotment option granted to the Underwriter, must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the Underwriter are subject to a number of conditions, including the accuracy of the representations and warranties of, and the performance of the covenants and obligations by, the Company under the Underwriting Agreement, the delivery of certificates of officers, a letter of independent auditors and opinions of counsel and other conditions customary in transactions of this type.

    The Company has been advised that the Underwriter proposes to offer the Shares of Common Stock to the public initially at the price to public and to
certain dealers at such price less a concession not in excess of $         per
share. The Underwriter may allow, and such dealers may reallow, a concession not
in excess of $         per share to other dealers. The price to public and
concessions and reallowances to dealers may be changed by the Underwriter.

    The Company, the Selling Shareholder and the Underwriter have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. Such indemnification may be limited or unavailable in certain circumstances, including where legally unavailable.

    The Underwriter has informed the Company that the Underwriter does not expect to use discretionary authority to confirm sales to accounts over which the Underwriter exercises discretionary authority.

    The Company, its officers and directors and the Selling Shareholder have agreed that, for a period of 180 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock, in the open market or otherwise, without the prior written consent of the Underwriter.

    The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Winthrop, Stimson, Putnam & Roberts, Financial Centre, 695 East Main Street, Stamford, Connecticut 06901-6760. Certain legal matters are being passed upon for the Underwriter by Foster Pepper & Shefelman, One Main Place, 101 S.W. Main Street, 15th Floor, Portland, Oregon 97204-3223. Mr. Kenneth E. Roberts, a partner of Foster Pepper & Shefelman, owns 10,000 shares of Common Stock of the Company as of the date hereof.

                                    EXPERTS

    The consolidated financial statements of Morgan at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

    The financial statements of TBP as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Kraft Bros., Esstman, Patton & Harrell, PLLC, independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports with the Securities and Exchange Commission (the "Commission"). Reports filed by the Company may be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov.

    The Company is listed on the New York Stock Exchange. Reports concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

    The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are specifically incorporated by reference herein:

Annual Report on Form 10-K, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1995 (Commission File No. 1-9843).

Quarterly Report on Form 10-Q, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period ended March 30, 1996 (Commission File No. 1-9843).

Quarterly Report on Form 10-Q, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period ended June 29, 1996 (Commission File No. 1-9843).

Amendment on Form 10-Q/A-1 to Quarterly Report on Form 10-Q, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period ended June 29, 1996, filed with the Commission on August 22, 1996 (Commission File No. 1-9843).

Current Report on Form 8-K, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed with the Commission on September 13, 1996 (Commission File No. 1-19843)

Current Report on Form 8-K, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed with the Commission on September 26, 1996 (Commission File No. 1-19843).

Amendment on Form 8-K/A to Current Report on Form 8-K filed September 13, 1996, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed with the Commission on September 27, 1996 (Commission File No. 1-19843).

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Morgan Products Ltd., 469 McLaws Circle, Williamsburg, VA 23185, Attention: Chief Financial Officer, telephone number (757) 564-1700.

    Statements contained in this Prospectus as to the contents of any contract or document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
MORGAN PRODUCTS LTD.:

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

  Report of Independent Accountants, Price Waterhouse LLP.................................................        F-2

  Consolidated Income Statements for the three years ended December 31, 1995..............................        F-3

  Consolidated Balance Sheets at December 31, 1994 and 1995...............................................        F-4

  Consolidated Statements of Cash Flows for the three years ended December 31, 1995.......................        F-5

  Consolidated Statements of Stockholders' Equity for the three years
    ended December 31, 1995...............................................................................        F-6

  Notes to Annual Consolidated Financial Statements.......................................................        F-7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Income Statements for three and six months
    ended July 1, 1995 and June 29, 1996 (unaudited)......................................................       F-19

  Consolidated Balance Sheets at July 1, 1995, December 31, 1995 and June 29, 1996 (unaudited)............       F-20

  Consolidated Statements of Cash Flows for the six months
    ended July 1, 1995 and June 29, 1996 (unaudited)......................................................       F-21

  Notes to Interim Consolidated Financial Statements......................................................       F-22

TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY:

  Report of Independent Accountants, Kraft Bros., Esstman, Patton & Harrell, PLLC.........................       F-25

  Consolidated Statements of Operations for the three years ended December 31, 1995 and for the six months
    ended June 30, 1995 and 1996 (unaudited)..............................................................       F-26

  Consolidated Balance Sheets at December 31, 1994 and 1995 and June 30, 1996 (unaudited).................       F-27

  Consolidated Statements of Cash Flows for the three years ended December 31, 1995
    and six months ended June 30, 1995 and 1996 (unaudited)...............................................       F-28

  Consolidated Statements of Changes in Stockholder's Equity for the three years ended December 31, 1995
    and the six months ended June 30, 1996 (unaudited)....................................................       F-29

  Notes to Consolidated Financial Statements..............................................................       F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Morgan Products Ltd.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Morgan Products Ltd. at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PRICE WATERHOUSE LLP

Milwaukee, Wisconsin
January 25, 1996 (except for
matters discussed in Note 13, as
to which the date is September 30, 1996)

                              MORGAN PRODUCTS LTD.

                         CONSOLIDATED INCOME STATEMENTS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
Net sales....................................................................  $  392,702  $  358,357  $  338,026
Cost of goods sold...........................................................     339,905     305,959     290,563
                                                                               ----------  ----------  ----------
  Gross profit...............................................................      52,797      52,398      47,463
                                                                               ----------  ----------  ----------
Operating expenses:
  Sales and marketing........................................................      38,859      36,251      35,652
  General and administrative.................................................      10,488      10,750      11,033
  Provision for restructuring (Note 2).......................................      --          11,291          51
                                                                               ----------  ----------  ----------
                                                                                   49,347      58,292      46,736
                                                                               ----------  ----------  ----------
Operating income (loss)......................................................       3,450      (5,894)        727
                                                                               ----------  ----------  ----------
Other income (expense):
  Interest...................................................................      (3,968)     (3,776)     (3,763)
  Other......................................................................       1,720         469         450
                                                                               ----------  ----------  ----------
                                                                                   (2,248)     (3,307)     (3,313)
                                                                               ----------  ----------  ----------
Income (loss) before income taxes............................................       1,202      (9,201)     (2,586)
Provision for income taxes...................................................         250         200          42
                                                                               ----------  ----------  ----------
Net income (loss)............................................................  $      952  $   (9,401) $   (2,628)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Income (loss) per share......................................................  $      .11  $    (1.10) $     (.30)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Weighted average common and common equivalent shares outstanding.............       8,495       8,549       8,644
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

                          CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS, EXCEPT SHARES OUTSTANDING)

                                                                                               AT DECEMBER 31,
                                                                                            ----------------------
                                                                                               1994        1995
                                                                                            ----------  ----------
                                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................................  $    6,195  $    5,135
  Accounts receivable (less allowance of $722 in 1995 and $953 in 1994)...................      24,361      20,801
  Inventories (Note 3)....................................................................      54,957      53,422
  Other current assets....................................................................         997         422
                                                                                            ----------  ----------
      Total current assets................................................................      86,510      79,780
                                                                                            ----------  ----------
PROPERTY, PLANT AND EQUIPMENT, NET (Note 4)...............................................      20,780      23,500
OTHER ASSETS (Notes 1 and 9)..............................................................       6,018       6,235
                                                                                            ----------  ----------
      Total assets........................................................................  $  113,308  $  109,515
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 5)...........................................  $    1,205  $      954
  Accounts payable........................................................................      11,510      11,121
  Accrued compensation and employee benefits..............................................       8,176       5,625
  Income tax payable......................................................................         203         111
  Other current liabilities...............................................................       3,777       3,295
                                                                                            ----------  ----------
      Total current liabilities...........................................................      24,871      21,106
                                                                                            ----------  ----------
LONG-TERM DEBT (Note 5)...................................................................      33,245      35,574
                                                                                            ----------  ----------
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS' EQUITY (Note 7):
  Common stock, $.10 par value, 8,640,713 and 8,647,483 shares outstanding,
    respectively..........................................................................         864         865
  Paid-in capital.........................................................................      33,733      33,771
  Retained earnings.......................................................................      21,257      18,629
                                                                                            ----------  ----------
                                                                                                55,854      53,265
  Treasury stock, 2,386 shares, at cost...................................................         (48)        (48)
  Unearned compensation--restricted stock.................................................        (614)       (382)
                                                                                            ----------  ----------
      Total stockholders' equity..........................................................      55,192      52,835
                                                                                            ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................................................  $  113,308  $  109,515
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1993       1994       1995
                                                                                     ---------  ---------  ---------
CASH GENERATED (USED) BY OPERATING ACTIVITIES:
Net income (loss)..................................................................  $     952  $  (9,401) $  (2,628)
Add (deduct) noncash items included in income:
  Depreciation and amortization....................................................      5,055      4,794      3,694
  Provision for doubtful accounts..................................................        697        (54)       214
  Provision for restructuring......................................................     --         11,291          8
  Gain on sale of property, plant and equipment....................................     (1,394)      (142)       (44)
  Other............................................................................          6         85        232
Cash generated (used) by changes in components of working capital:
  Accounts receivable..............................................................     (6,877)     7,957      3,346
  Inventories......................................................................     (2,273)     5,334      1,606
  Accounts payable.................................................................      2,342     (1,982)      (389)
  Other working capital............................................................     (1,487)    (3,406)    (3,401)
                                                                                     ---------  ---------  ---------
NET CASH GENERATED (USED) BY OPERATING ACTIVITIES..................................     (2,979)    14,476      2,638

CASH GENERATED (USED) BY INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment.....................................     (1,946)    (1,173)    (5,212)
  Proceeds from disposal of property, plant and equipment..........................      3,759      4,193        117
  Acquisition of other assets, net.................................................       (893)    (1,581)      (720)
                                                                                     ---------  ---------  ---------
NET CASH GENERATED (USED) BY INVESTING ACTIVITIES..................................        920      1,439     (5,815)
                                                                                     ---------  ---------  ---------

CASH GENERATED (USED) BY FINANCING ACTIVITIES:
  Net change in short-term debt....................................................     (5,651)       999     --
  Proceeds from long-term debt.....................................................     11,226     25,000      3,223
  Repayments of long-term debt.....................................................     (4,250)   (39,200)    (1,145)
  Common stock issued for cash.....................................................         31         27         39
                                                                                     ---------  ---------  ---------

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES..................................      1,356    (13,174)     2,117
                                                                                     ---------  ---------  ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............................       (703)     2,741     (1,060)

CASH AND CASH EQUIVALENTS:
  Beginning of period..............................................................      4,157      3,454      6,195
                                                                                     ---------  ---------  ---------
  End of period....................................................................  $   3,454  $   6,195  $   5,135
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

CASH PAID (RECEIVED) DURING THE YEAR FOR:
  Interest.........................................................................  $   3,598  $   3,733  $   3,885
  Income taxes.....................................................................        149         (9)       134

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                                            UNEARNED
                                                                                                          COMPENSATION-
                                                           COMMON      PAID-IN   RETAINED    TREASURY      RESTRICTED
                                                            STOCK      CAPITAL   EARNINGS      STOCK          STOCK
                                                         -----------  ---------  ---------  -----------  ---------------
Balance at December 31, 1992...........................   $     849   $  32,991  $  29,707   $     (48)     $  --
Net income.............................................      --          --            952      --             --

Other..................................................           1          30         (1)     --             --
                                                              -----   ---------  ---------         ---          -----
Balance at December 31, 1993...........................         850      33,021     30,658         (48)        --
Net loss...............................................      --          --         (9,401)     --             --
Issuance of restricted stock...........................          14         686     --          --               (700)
Amortization of unearned compensation..................      --          --         --          --                 86

Other..................................................  --........          26     --          --             --
                                                              -----   ---------  ---------         ---          -----
Balance at December 31, 1994...........................         864      33,733     21,257         (48)          (614)
Net loss...............................................      --          --         (2,628)     --             --
Amortization of unearned compensation..................      --          --         --          --                232

Other..................................................           1          38     --          --             --
                                                              -----   ---------  ---------         ---          -----
Balance at December 31, 1995...........................   $     865   $  33,771  $  18,629   $     (48)     $    (382)
                                                              -----   ---------  ---------         ---          -----
                                                              -----   ---------  ---------         ---          -----

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

               NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS--Morgan Products Ltd. ("Morgan" or the "Company") manufactures and purchases products (virtually all considered to be millwork) which are sold to the residential and light commercial building materials industry and are used for both newconstruction and improvements, maintenance and repairs. In view of the nature of its products and the method of distribution, management believes that the Company's business constitutes a single industry segment.

    CONSOLIDATION--The consolidated financial statements include the accounts of all business units of Morgan. All intercompany transactions, profits and balances are eliminated.

    EARNINGS PER SHARE AND SHARE DATA--Earnings per share are computed using the weighted average number of common and, when applicable, common equivalent shares outstanding during the period.

    INVENTORIES--Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

    PROPERTIES AND OTHER ASSETS--Property, plant and equipment are stated at cost and depreciated on a straight line basis over the estimated useful lives of the assets, which generally range from 35 years for buildings, 10 to 20 years for building equipment and improvements, and 5 to 10 years for machinery and equipment. Expenditures which substantially increase value or extend useful life are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

    Included in other assets are software costs, which are amortized over their estimated useful lives, and deferred debt issue costs, which are amortized over the life of the related debt agreement.

    The Company reviews the carrying value of Properties and Other Assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is discussed in Note 5.

    STATEMENT OF CASH FLOWS--The Company considers all highly liquid debt instruments with a maturity of 91 days or less at the time of purchase to be cash equivalents.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

    STOCK-BASED COMPENSATION--Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to

                              MORGAN PRODUCTS LTD.

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Stock-based compensation costs would not have been significantly different in 1995 had compensation been recognized using the fair value approach.

NOTE 2--PROVISION FOR RESTRUCTURING

    In the fourth quarter of 1993, the Company announced that it had retained the investment banking firm of Dillon, Read & Company, Inc. to help evaluate strategic alternatives for the Company, including the possible sale of its Morgan Manufacturing business unit. In the second quarter of 1994, management further announced that Dillon, Read ended divestiture discussions and that the Company had decided to retain and realign the manufacturing business.

    On May 28, 1994, the Company recorded an $11.3 million restructuring charge to cover the cost of closing the Springfield, Oregon plant, and the Weed, California veneer operation and to provide for other cost reductions and consolidation with in the Company. This charge incorporates the costs of certain personnel actions including severance, outplacement, relocation and future workers' compensation claims; costs of moving, reworking, selling, or writing off inventory; holding costs for idle facilities until they can be sold; and the revaluation of idle assets to estimated net realizable value based on independent appraisal information.

    During the third quarter of 1994, the Company reviewed the charges with respect to matters reserved for in the original restructuring and determined that certain estimated costs would not be as high as originally anticipated. However, certain other cost reduction and restructuring actions were approved and provided for during the third quarter which offset the lower expenses originally anticipated. Accordingly, $.4 million of the restructuring reserve was reallocated for the downsizing of two distribution centers, and $.5 million was reallocated to cover the restructuring and relocation of the corporate headquarters operation.

    During the first quarter of 1995, management again evaluated its restructuring reserves and determined that certain estimated costs would not be as high as had been expected and adjusted the reserve appropriately. In addition, incremental restructuring activities for Morgan Distribution (as described below) were approved during the first quarter.

    Since his arrival in September 1994, the Company's new Chief Executive Officer and other members of senior management have been evaluating what actions are necessary to improve Morgan Distributions's profitability. A multi-year plan involving necessary management structure changes, a new management information system and future facility requirements was developed. The first phase of this restructuring plan was implemented during the first quarter of 1995. A new organizational structure was announced that eliminated several management positions. The costs of severance and certain other cost reductions was provided for during the first quarter of 1995 which more than offset the lower-than-originally-anticipated

                              MORGAN PRODUCTS LTD.

NOTE 2--PROVISION FOR RESTRUCTURING (CONTINUED) expenses of the 1994 restructuring. No charges were made for change in physical facilities since there were no actions implemented in 1995 with respect to these facilities.

                                                              RESERVE           UTILIZED                         RESERVE AT
                                                            AT MAY 28,   ----------------------                   DEC. 31,
                                                               1994        CASH       NONCASH     REALLOCATED       1994
                                                            -----------  ---------  -----------  -------------  -------------
Employee benefits (1).....................................   $     4.8   $    (1.7)  $  --         $     (.4)     $     2.7
Inventory (2).............................................         3.7         (.6)       (1.2)          (.1)           1.8
Fixed assets..............................................         1.1      --          --                .2            1.3
Holding and other costs (3)...............................         1.7        (1.4)     --                .3             .6
                                                                 -----   ---------       -----           ---            ---
Total restructuring reserve...............................   $    11.3   $    (3.7)  $    (1.2)    $  --          $     6.4
                                                                 -----   ---------       -----           ---            ---
                                                                 -----   ---------       -----           ---            ---

                                                               RESERVE            UTILIZED                         RESERVE AT
                                                             AT DEC. 31,   ----------------------                   DEC. 31,
                                                                1994         CASH       NONCASH     REALLOCATED       1995
                                                            -------------  ---------  -----------  -------------  -------------
Employee benefits (4).....................................    $     2.7    $    (2.5)  $  --         $     1.2      $     1.4
Inventory (2).............................................          1.8       --          --            --                1.8
Fixed assets..............................................          1.3       --          --               (.9)            .4
Holding and other costs (3)...............................           .6          (.1)     --               (.3)            .2
                                                                    ---    ---------       -----           ---            ---
Total restructuring reserve...............................    $     6.4    $    (2.6)  $  --         $  --          $     3.8
                                                                    ---    ---------       -----           ---            ---
                                                                    ---    ---------       -----           ---            ---

------------------------

(1) Costs associated with severance, outplacement and future workers' compensation claims due to the closing of the Springfield, Weed veneer, and other facilities.

(2) Primarily costs associated with inventory that could not be utilized or costs of reworking inventory for use in other facilities due to closing of the Springfield, Weed veneer, and other facilities.

(3) Costs associated with continuing utility and property tax due to the closing of the Springfield, Weed veneer, and other facilities.

(4) Costs associated with severance, outplacement and future workers' compensation claims due to the closing of the Springfield facilities, downsizing and the Morgan Manufacturing division office, and the restructuring of the corporate headquarters.

    The downsizing of the distribution centers and the closing of the Springfield and Weed veneer facilities were substantially completed during 1994. All 158 Springfield employees, 29 Weed veneer employees and 5 Oshkosh employees were terminated. This represented a 25% reduction in workforce at the Morgan Manufacturing division. By November of 1994, the sale of the Springfield plant and Springfield and Weed veneer machinery and equipment was completed. During 1995, the management of both the Morgan Manufacturing and Morgan Distribution divisions was changed and the corporate headquarters was restructured and moved to Williamsburg, Virginia in order to reduce occupancy expense, facilitate personnel cost reductions, and locate closer to the Company's traditional major markets. The Company is continuing to evaluate its plans for capacity reduction and consolidation in light of industry trends, current demand and likely growth opportunities.

                              MORGAN PRODUCTS LTD.

NOTE 3--INVENTORIES

    Inventories consisted of the following at (in thousands of dollars):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
Raw materials...........................................................  $   9,685  $   9,120
Work-in-process.........................................................      5,272      6,536
Finished goods..........................................................     40,000     37,766
                                                                          ---------  ---------
    Total inventories...................................................  $  54,957  $  53,422
                                                                          ---------  ---------
                                                                          ---------  ---------

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following at (in thousands of dollars):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
Land and improvements...................................................  $   2,765  $   2,765
Buildings and improvements..............................................     15,593     16,806
Machinery and equipment.................................................     21,948     22,313
Capitalized building and equipment leases...............................      5,328      5,328
Less accumulated depreciation and amortization..........................    (24,950)   (27,705)
Construction in progress................................................         96      3,993
                                                                          ---------  ---------
    Total property, plant and equipment.................................  $  20,780  $  23,500
                                                                          ---------  ---------
                                                                          ---------  ---------

    At December 31, 1995, and 1994, accumulated amortization relating to capitalized building and equipment leases was approximately $4.2 million and $3.6 million respectively.

NOTE 5--LONG-TERM DEBT

    Long-term debt consisted of the following at (in thousands of dollars):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
Revolving credit facilities.............................................  $  25,000  $  28,223
Industrial revenue bonds................................................      2,300      2,000
Obligations under capital leases (Note 6)...............................      3,820      3,330
Obligations under financing leases......................................      2,306      2,229
Other...................................................................      1,024        746
                                                                          ---------  ---------
                                                                             34,450     36,528
Less current maturities.................................................     (1,205)      (954)
                                                                          ---------  ---------
    Total long-term debt................................................  $  33,245  $  35,574
                                                                          ---------  ---------
                                                                          ---------  ---------

    On July 14, 1994, the Company signed a new revolving credit agreement with a group of banks which provides for a revolving credit facility of up to $65 million and includes a letter of credit facility of up to $9 million, through July 13, 1997. See Note 13 to the Notes to Annual Consolidated Financial Statements.

                              MORGAN PRODUCTS LTD.

NOTE 5--LONG-TERM DEBT (CONTINUED)
This credit facility is secured by certain accounts receivable, inventories, equipment, real estate and general intangibles of the Company. Available borrowings under the revolving credit facility bear interest at the option of the Company at the prime rate plus an incremental 1.25 percentage points or at the LIBOR rate plus an incremental 2.75 percentage points. The Company also pays an annual commitment fee of .5% on the average unused portion of the revolving credit line and certain additional fees. At December 31, 1995, the weighted average interest rate on the outstanding revolving credit facilities was 8.78%.

    The credit facility contains certain covenants including limitations on the acquisition and disposition of assets, on the payment of dividends, on the pledging of assets other than those pledged under the industrial revenue bonds, and the requirement that the Company maintain minimum tangible net worth, leverage, and interest coverage ratios. As a result of lower-than-planned performance, the Company was not in compliance with restrictive bank covenants at July 1, 1995 and again at September 30, 1995. The banks issued a waiver for the first non-compliance. The Company negotiated and executed an amendment to the credit agreement which adjusted the September and ongoing covenants so that they more realistically reflect the current market conditions in which the Company competes. The Company was in compliance with all of the amended credit agreement covenants at December 31, 1995.

    As of December 31, 1995, the Company had utilized $.8 million of its $9 million letter of credit facility and had borrowings of $28.2 million under the revolving credit facility.

    The industrial revenue bond outstanding at December 31, 1995 bears a floating interest rate equal to eighty percent (80%) of the bond equivalent yield applicable to 91-day United States Treasury bills. These bonds are secured by assets with a book value of $17.5 million and $2.1 million in letters of credit.

    During 1991, the Company entered into a sale-leaseback transaction which, based upon the applicable terms, is accounted for as a financing lease. The term of the agreement is 15 years beginning on December 30, 1991 and expiring on December 29, 2006 with an interest rate of 9.73% annually.

    Future annual maturities of the Company's long-term debt as of December 31, 1995 are presented below (in thousands of dollars):

1996...............................................................  $     954
1997...............................................................     29,228
1998...............................................................        942
1999...............................................................        998
2000...............................................................      1,168
Later years........................................................      3,238
                                                                     ---------
    Future annual maturities on long-term debt.....................  $  36,528
                                                                     ---------
                                                                     ---------

    The carrying value of the Company's debt obligations at December 31, 1995 approximates fair value.

                              MORGAN PRODUCTS LTD.

NOTE 6--LEASE OBLIGATIONS

    Certain leased equipment and distribution facilities have been capitalized by the Company. The Company also leases certain facilities, equipment and vehicles under noncancelable agreements which are operating leases.

    Future minimum lease payments required under long-term leases in effect at December 31, 1995 are as follows (in thousands of dollars):

                                                                 CAPITAL    OPERATING     TOTAL
                                                                ---------  -----------  ---------
1996..........................................................  $     824   $   3,369   $   4,193
1997..........................................................        722       2,072       2,794
1998..........................................................        722       1,684       2,406
1999..........................................................        722       1,377       2,099
2000..........................................................        722       1,045       1,767
Later years...................................................      4,148         753       4,901
                                                                ---------  -----------  ---------
                                                                    7,860   $  10,300   $  18,160
                                                                ---------  -----------  ---------
                                                                ---------  -----------  ---------
Less imputed interest.........................................     (4,530)
                                                                ---------
    Total lease obligations...................................  $   3,330
                                                                ---------
                                                                ---------

    For 1995, 1994, and 1993, rental expense, including usage charges on the long-haul fleet, was $6.3 million, $6.6 million, and $6.7 million respectively.

NOTE 7--STOCKHOLDERS' EQUITY

    COMMON STOCK--The number of authorized shares of Common Stock is 20,000,000 shares.

    PREFERRED STOCK--The number of authorized shares of Preferred Stock is 5,000,000 shares.

    STOCK OPTION PLAN--In June 1985, the Company adopted a Stock Option Plan which, as amended, provides for (i) the issuance of incentive stock options at a purchase price approximating the fair market value at the date of grant and (ii) the issuance of non-qualified options at a price determined by the Compensation Committee, a committee of the board of Directors, which cannot be less than 85% of the market price at the date of grant. In May 1989, the stockholders ratified a proposal that amended the Company's Stock Option Plan to increase from 500,000 to 750,000 the number of shares of Common Stock reserved for issuance under the plan.

    At the annual meeting in May 1995, the stockholders voted to amend the plan and authorized an additional 150,000 shares of Common Stock be set aside for the granting of options. As of December 31, 1995, the Company has set aside 793,300 shares of Common Stock for the granting of such options. The options granted become exercisable immediately or in two, three, four, or five installments from the date of grant, and all of the options granted expire no more than ten years from the date of grant.

                              MORGAN PRODUCTS LTD.

NOTE 7--STOCKHOLDERS' EQUITY (CONTINUED)
    The following table provides summary information regarding stock options under the Stock Option Plan:

                                                                     1994         1995
                                                                  -----------  -----------
Options outstanding at January 1................................      583,200      614,000
Granted.........................................................      492,500      267,500
Exercised.......................................................      --            (3,500)
Canceled........................................................     (461,700)    (189,500)
                                                                  -----------  -----------
Outstanding at December 31(1)...................................      614,000      688,500
                                                                  -----------  -----------
                                                                  -----------  -----------

Option price range at December 31...................  $5.00-$9.62 $5.00-$6.62
Options exercisable at December 31..................     327,495     299,299
Options available for grant at December 31..........      32,800     104,800

------------------------

(1) Options outstanding at December 31, 1995 and 1994 of 688,500 and 614,000 respectively, consist solely of non-qualified options.

    In May 1992, the stockholders approved the adoption of a Non-employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of non-qualified stock options to purchase 1,000 shares of Common Stock at a purchase price equal to the fair market value at the date of grant upon a non-employee Director's election or re-election to the board of Directors. An aggregate of 50,000 shares of Common Stock is available for grant under the Director Plan. The options granted become exercisable in three annual installments from the date of grant, and all of the options granted expire ten years from the date of grant.

    The following table provides summary information regarding stock options under the Director Plan:

                                                                    1994       1995
                                                                  ---------  ---------
Options outstanding at January 1................................      8,000      9,000
Granted.........................................................      3,000      7,000
Exercised.......................................................     --         --
Canceled........................................................     (2,000)    --
                                                                  ---------  ---------
Outstanding at December 31......................................      9,000     16,000
                                                                  ---------  ---------
                                                                  ---------  ---------

Option price range at December 31...................  $5.75-$9.12 $5.75-$9.12
Options exercisable at December 31..................       2,997       5,997
Options available for grant at December 31..........      41,000      34,000

    On August 19, 1994, the Company issued 140,000 restricted shares of the Company's Common Stock to the Chief Executive Officer. These shares were awarded to a trust of which the Chief Executive Officer is the beneficiary, subject to certain restrictions and forfeiture provisions. The shares vest ratably over a three-year period ending August 19, 1997. The restrictions limit the sale or transfer of shares during the restricted period. The trust will immediately vest in the shares of Common Stock upon death, disability, or termination of the Chief Executive Officer as described in the plan. The unamortized value of the Common Stock totaling $700,000 was recorded at the date of award based upon the market value of shares

                              MORGAN PRODUCTS LTD.

NOTE 7--STOCKHOLDERS' EQUITY (CONTINUED) as a separate component of stockholders' equity and is being amortized to expense over the three-year vesting period.

    On August 19, 1994, the Company also granted the Chief Executive Officer options to purchase 250,000 shares of Common Stock at an exercise price of $5 per share under the Company's Stock Option Plan. This was the fair market value at the date of grant. Vesting in these options will be over a three-year period with 62,500 shares or 25% vested immediately. This grant is included in the table.

NOTE 8--SHARE PURCHASE RIGHTS PLAN

    On March 14, 1989, the Board of Directors of the Company declared a dividend of one share purchase right for each outstanding share of Common Stock. The dividend was payable on March 24, 1989 to shareholders of record on that date. Once exercisable, each right entitles its holder to purchase one share of Common Stock for $70.00 per share (subject to adjustment). The rights are not exercisable until 10 days after a tender offer or exchange offer is announced which would cause the offeror to own 25% of the outstanding Common Stock, whichever is earlier.

    At any time prior to the tenth day following the share acquisition date (unless extended), the Company may redeem the rights at a cost of $.01 per right. Unless so redeemed, the rights will expire March 15, 1999. The Company's directors may amend the rights plan before rights are exercisable, and thereafter in any manner which does not adversely affect the interest of the rights holders.

NOTE 9--EMPLOYEE BENEFIT PLANS

    The Company has a profit sharing and 401(k) savings plan for all salaried employees and certain groups of hourly employees. The Company matches 50% of participant contributions to the savings plan, with Company contributions limited to 3% of the participant's compensation. At the discretion of the Board of Directors, the Company may make an additional contribution, which has been targeted at 3% of each participant's compensation.

    Profit sharing costs and the Company's matching contributions to the employee savings plan charged to operations were $.6 million, $1.1 million, and $.4 million for 1993, 1994, and 1995 respectively.

    The Company has pension plans which cover some of its hourly employees. These plans generally provide a stated benefit amount for each year of service. In addition, Morgan's former Nicolai Company subsidiary had two salaried pension plans which were curtailed during 1986 and one hourly pension plan which was curtailed in 1988.

    Net pension expense for 1993, 1994, and 1995 was $71,000, $119,00, and
$345,000 respectively. The projected benefit obligations as of December 31, 1994 and December 31, 1995 were $12.0 million and $14.2 million respectively. The projected benefit obligations were determined using assumed discount rates of 8.5% and 7.5% at December 31, 1994 and 1995 respectively. The expected long-term rate of return on plan assets was 8.5% at both December 31, 1994 and 1995. Net assets available for plan benefits, at fair market value, as of December 31, 1994 and 1995 were $12.1 million and $13.6 million respectively. Prepaid pension expense at December 31, 1994 and 1995 was $1.9 million and $1.8 million respectively, and is included in other assets in the accompanying balance sheet.

                              MORGAN PRODUCTS LTD.

NOTE 9--EMPLOYEE BENEFIT PLANS (CONTINUED)
    Plan assets consist of equity and fixed income securities and insurance annuity contracts. It is the policy of the Company to fund at least the minimum required amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

    For the hourly employees not covered by company pension or profit sharing plans, the Company makes contributions to multi-employer pension plans based on compensable hours worked in accordance with union contracts. Under certain conditions, principally withdrawal from such plans, the Company may have further obligations for pensions with respect to such employees, but the amount thereof, if any, cannot be determined at the present time.

NOTE 10--INCOME TAXES

    Effective January 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach to accounting for deferred income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company accounted for income taxes under the FAS 96 asset and liability approach, which gave no recognition to future events other than the recovery of assets and the settlement of liabilities at their carrying amounts. The adoption of FAS 109 has no material effect on net income in any period.

    The components of the income tax provision consisted of the following (in thousands of dollars):

                                                                            YEAR ENDED DECEMBER 31,
                                                                        -------------------------------
                                                                          1993       1994       1995
                                                                        ---------  ---------  ---------
Current:
    Federal...........................................................  $  --      $  --      $     (78)
    State.............................................................        250        200        120
                                                                        ---------  ---------  ---------
        Total current.................................................        250        200         42
                                                                        ---------  ---------  ---------
Deferred:
    Federal...........................................................     --         --         --
    State.............................................................     --         --         --
                                                                        ---------  ---------  ---------
        Total deferred................................................     --         --         --
                                                                        ---------  ---------  ---------
Income tax provision..................................................  $     250  $     200  $      42
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                              MORGAN PRODUCTS LTD.

NOTE 10--INCOME TAXES (CONTINUED)
    The reconciliation between the U.S. Federal statutory tax rate expressed as a percentage of pre-tax income (loss) and the effective tax rate was as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                       1993       1994       1995
                                                                     ---------  ---------  ---------
U.S. Federal income tax rate.......................................       34.0%     (34.0)%     (34.0)%
Non-utilization (utilization) of operating loss carryforward.......      (33.4)      33.1       28.6
State income taxes, net of federal benefit.........................        5.9        1.2        2.1
Non-deductible items...............................................        2.5        1.5        3.5
Other..............................................................       11.8         .4        1.4
                                                                     ---------  ---------  ---------
    Effective tax rate.............................................       20.8%       2.2%       1.6%
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following at (in thousands of dollars):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1994       1995
                                                                             ---------  ---------
Gross deferred tax assets:
    Operating loss carryforwards...........................................  $   3,601  $   5,345
    Accrued expenses and reserves..........................................      3,818      2,457
    Post-retirement benefits...............................................        174        140
    Other..................................................................         97        172
                                                                             ---------  ---------
                                                                                 7,690      8,114
    Valuation allowance....................................................     (6,161)    (6,779)
                                                                             ---------  ---------
                                                                                 1,529      1,335
                                                                             ---------  ---------
Gross deferred tax liabilities:
    Depreciation and amortization..........................................       (949)      (776)
    Pensions...............................................................       (580)      (559)
                                                                             ---------  ---------
                                                                                (1,529)    (1,335)
                                                                             ---------  ---------
Net deferred tax assets....................................................  $  --      $  --
                                                                             ---------  ---------
                                                                             ---------  ---------

    The valuation allowance primarily reflects operating loss carryforwards for which utilization is uncertain.

    As of December 31, 1995, the Company has unused operating loss carryforwards for tax purposes of approximately $15.7 million, which expire in years 2002 through 2010. No benefit for the remaining operating loss carryforwards has been recognized in the consolidated financial statements. Should an ownership change occur, as defined under Section 382 of the Internal Revenue Code, the Company's ability to utilize the operating loss carryforwards would be restricted.

                              MORGAN PRODUCTS LTD.

NOTE 11--RELATED PARTIES

    As of December 31, 1995, Saugatuck Capital Company Limited Partnership ("Saugatuck") in the aggregate, beneficially owned approximately 24% of the Company's Common Stock. During 1995, the Company paid Saugatuck $125,000 for services rendered.

NOTE 12--COMMITMENTS AND CONTINGENCIES

    Andersen Corporation ("Andersen"), whose products accounted for 40% of 1995 net sales, distributes its products only through independent distributors such as the Company. The Company and its predecessors have distributed Andersen products for over 40 years; however, the Company's agreement with Andersen provides that Andersen can terminate any of the Company's distributorships at any time upon a 60-day notice. A termination or significant modification of the distribution relationship with Andersen could have a material adverse effect on revenues and earnings.

    As of December 31, 1995, the Company had capital expenditure purchase commitments outstanding of approximately $1.6 million.

NOTE 13--SUBSEQUENT EVENTS (UNAUDITED)

    During the second quarter of 1996, the Company sold its Lexington, North Carolina door manufacturing facility for $4.1 million. Production that was previously manufactured in Lexington will be shifted to the Company's Oshkosh, Wisconsin manufacturing facility during the third and fourth quarters of 1996. The Company recorded an additional restructuring charge in the second quarter of $.4 million related to the sale of the Lexington facility. It is expected that the Company will incur additional aggregate restructuring expense of approximately $2.6 to $3.0 million in the third and fourth quarters of 1996 related to the sale of the Lexington facility and the consolidation of operations at Oshkosh. Also in the second quarter, a $.5 million restructuring reserve was recorded for incremental costs related to the 1994 plant closings in Springfield, Oregon and Weed, California and the 1995 reorganization of the Manufacturing Division Office in Oshkosh, Wisconsin.

    During the second quarter of 1996, the Company signed an amendment to extend its revolving credit facility through July 13, 1998. See Note 5 to the Notes to Annual Consolidated Financial Statements.

    On August 30, 1996, the Company acquired certain assets and assumed certain liabilities of Tennessee Building Products, Inc. and its subsidiary, Titan Building Products, Inc. (collectively, "TBP"), for $15.3 million, subject to certain purchase price adjustments. The acquisition, which was financed through borrowings on the Company's revolving credit agreement, will be accounted for as a purchase. TBP, which had annual sales for the year ended December 31, 1995 of approximately $46.8 million, is a distributor of windows, doors, kitchen cabinets, and other millwork and glass products, to residential builders and other customers. TBP is headquartered in Nashville, Tennessee, with facilities in Charlotte, North Carolina; Chattanooga, Tennessee; Greenville, South Carolina; and Huntsville, Alabama.

    On September 11, 1996, the Company's Board of Directors authorized a public stock offering of 1,500,000 Shares of its Common Stock (plus 510,000 Shares to cover the Underwriter's over-allotment), which is expected to generate proceeds of approximately $10.2 million, net of expenses (assuming that the Underwriter's over-allotment is not exercised). All proceeds from the sale will be used to repay borrowings under the Company's revolving credit agreement. It is expected that the public offering will be completed in the fourth quarter of 1996.

                              MORGAN PRODUCTS LTD.

NOTE 13--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    On September 30, 1996, the Company's Board of Directors authorized the termination of the Share Purchase Rights Plan as discussed further in Note 8 to the Notes to Annual Consolidated Financial Statements.

NOTE 14--INTERIM FINANCIAL INFORMATION (UNAUDITED)

    Summarized quarterly financial data for 1994 and 1995 is presented below (in thousands, except for per share data):

                                                        1ST QUARTER           2ND QUARTER
                                                    --------------------  --------------------
                                                      1994       1995       1994       1995
                                                    ---------  ---------  ---------  ---------
Net sales.........................................  $  82,803  $  80,664  $  95,238  $  84,262
Gross profit......................................     12,844     11,968     13,603     11,553
Net income (loss).................................       (345)      (510)   (10,724)      (729)
Earnings (loss) per share.........................  $    (.40) $    (.06) $   (1.26) $    (.08)

                                                        3RD QUARTER           4TH QUARTER
                                                    --------------------  --------------------
                                                      1994       1995       1994       1995
                                                    ---------  ---------  ---------  ---------
Net sales.........................................  $  95,139  $  90,723  $  85,177  $  82,377
Gross profit......................................     14,030     12,445     11,921     11,497
Net income (loss).................................      1,448        111        220     (1,500)
Earnings (loss) per share.........................  $     .17  $     .01  $     .03  $    (.17)

    The building products industry is seasonal, causing the Company's lowest sales to occur during the first and fourth quarters.

                              MORGAN PRODUCTS LTD.

                         CONSOLIDATED INCOME STATEMENTS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          FOR THE THREE MONTHS
                                                              FOR THE SIX MONTHS ENDED           ENDED
                                                              ------------------------  ------------------------
                                                                JULY 1,     JUNE 29,      JULY 1,     JUNE 29,
                                                                 1995         1996         1995         1996
                                                              (UNAUDITED)  (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
                                                              -----------  -----------  -----------  -----------
Net sales...................................................   $ 164,926    $ 169,744    $  84,262    $  95,208
Cost of goods sold..........................................     141,405      144,867       72,709       80,829
                                                              -----------  -----------  -----------  -----------
  Gross profit..............................................      23,521       24,877       11,553       14,379
                                                              -----------  -----------  -----------  -----------
Operating expenses:
  Sales & marketing.........................................      17,927       16,641        8,909        8,553
  General & administrative..................................       5,158        6,071        2,434        3,634
  Provision for restructuring...............................           9          881            0          881
                                                              -----------  -----------  -----------  -----------
    Total...................................................      23,094       23,593       11,343       13,068
                                                              -----------  -----------  -----------  -----------
Operating income (loss).....................................         427        1,284          210        1,311
                                                              -----------  -----------  -----------  -----------
Other income (expense):
  Interest..................................................      (1,866)      (1,369)        (984)        (776)
  Other.....................................................         260          137           75           57
                                                              -----------  -----------  -----------  -----------
    Total...................................................      (1,606)      (1,232)        (909)        (719)
                                                              -----------  -----------  -----------  -----------
Income (loss) before income taxes...........................      (1,179)          52         (699)         592
Provision for income taxes..................................          60           49           30           30
                                                              -----------  -----------  -----------  -----------
Net income (loss)...........................................   $  (1,239)   $       3    $    (729)   $     562
                                                              -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------
Income (loss) per share.....................................   $   (0.14)   $    0.00    $   (0.08)   $    0.06
                                                              -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------
Weighted average number of common and common equivalent
  shares outstanding........................................       8,642        8,684        8,642        8,697
                                                              -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

                          CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS, EXCEPT SHARES OUTSTANDING)

                                                                          DECEMBER 31,    JULY 1,     JUNE 29,
                                                                              1995         1995         1996
                                                                          ------------  -----------  -----------
                                                                                        (UNAUDITED)  (UNAUDITED)
                                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalent..............................................   $    5,135    $   2,489    $   2,105
  Accounts receivable, net..............................................       20,801       32,741       32,906
  Inventories...........................................................       53,422       55,859       52,924
  Other current assets..................................................          422        1,214          804
                                                                          ------------  -----------  -----------
      Total current assets..............................................       79,780       92,303       88,739
                                                                          ------------  -----------  -----------
OTHER ASSETS............................................................        6,235        6,178        4,211
PROPERTY, PLANT & EQUIPMENT, NET........................................       23,500       22,037       19,490
                                                                          ------------  -----------  -----------
TOTAL ASSETS............................................................   $  109,515    $ 120,518    $ 112,440
                                                                          ------------  -----------  -----------
                                                                          ------------  -----------  -----------

                                       LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt.......................................................   $        0    $       0    $     221
  Current maturities of long-term debt..................................          954        1,002          928
  Accounts payable......................................................       11,121       14,629       16,060
  Accrued compensation and employee benefits............................        5,625        6,535        6,231
  Income tax payable....................................................          111          147          123
  Other current liabilities.............................................        3,295        2,671        3,857
                                                                          ------------  -----------  -----------
      Total current liabilities.........................................       21,106       24,984       27,420
                                                                          ------------  -----------  -----------
LONG-TERM DEBT..........................................................       35,574       41,456       32,057
                                                                          ------------  -----------  -----------
STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value, 8,647,483, 8,642,788 and 8,648,822
    shares outstanding, respectively....................................          865          864          865
  Paid-in capital.......................................................       33,771       33,743       33,779
  Retained earnings.....................................................       18,629       20,017       18,632
                                                                          ------------  -----------  -----------
                                                                               53,265       54,624       53,276
Treasury stock, 2,386 shares, at cost...................................          (48)         (48)         (48)
Unearned compensation--restricted stock.................................         (382)        (498)        (265)
                                                                          ------------  -----------  -----------
      Total stockholders' equity........................................       52,835       54,078       52,963
                                                                          ------------  -----------  -----------
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY..........................   $  109,515    $ 120,518    $ 112,440
                                                                          ------------  -----------  -----------
                                                                          ------------  -----------  -----------

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                         FOR THE SIX MONTHS ENDED
                                                                                         ------------------------
                                                                                           JULY 1,     JUNE 29,
                                                                                            1995         1996
                                                                                         (UNAUDITED)  (UNAUDITED)
                                                                                         -----------  -----------
CASH GENERATED (USED) BY OPERATING ACTIVITIES:
  Net income (loss)....................................................................   $  (1,239)   $       3
  Add (deduct) noncash items included in income:
      Depreciation and amortization....................................................       1,967        1,842
      Provision for doubtful accounts..................................................           0           57
      (Gain) loss on sale of property, plant, & equipment..............................         (50)         (17)
      Provision for restructuring......................................................           9          881
      Other............................................................................        (142)         117
  Cash generated (used) by changes in components of working capital:
      Accounts receivable..............................................................      (8,380)     (12,162)
      Inventories......................................................................        (902)         431
      Accounts payable.................................................................       3,119        4,939
      Other working capital............................................................      (3,739)         869
                                                                                         -----------  -----------
NET CASH GENERATED (USED) BY OPERATING ACTIVITIES......................................      (9,357)      (3,040)
                                                                                         -----------  -----------
CASH GENERATED (USED) BY INVESTING ACTIVITIES:
  Acquisition of property, plant, & equipment..........................................      (2,117)      (1,518)
  Proceeds from disposal of property, plant, & equipment...............................          43        4,127
  Proceeds from surrender of life insurance policies...................................           0          925
  Acquisition of other assets, net.....................................................        (291)        (210)
                                                                                         -----------  -----------
NET CASH GENERATED (USED) BY INVESTING ACTIVITIES......................................      (2,365)       3,324
                                                                                         -----------  -----------
CASH GENERATED (USED) BY FINANCING ACTIVITIES:
  Proceeds from issuance of debt.......................................................          26          496
  Increase in revolving credit debt, net...............................................       8,330       (3,223)
  Payments on debt.....................................................................        (318)        (565)
  Common stock issued for cash.........................................................          10            8
  Other................................................................................         (32)         (30)
                                                                                         -----------  -----------
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES......................................       8,016       (3,314)
                                                                                         -----------  -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS..............................................      (3,706)      (3,030)
  Beginning of period..................................................................       6,195        5,135
                                                                                         -----------  -----------
  End of period........................................................................   $   2,489    $   2,105
                                                                                         -----------  -----------
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
      Interest.........................................................................   $   1,428    $   1,702
      Income taxes.....................................................................         116           37

    The accompanying notes are an integral part of the financial statements.

                              MORGAN PRODUCTS LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED JUNE 29, 1996

                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

    The financial statements at June 29, 1996 and July 1, 1996, and for the three and six months then ended, are unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position at these dates and the results of operations and cash flows for these periods have been included. The results for the three and six months ended June 29, 1996 are not necessarily indicative of the results that may be expected for the full year or any other interim period.

NOTE 2--INVENTORIES

    Inventories consisted of the following at (in thousands of dollars):

                                                                      JULY 1,     JUNE 29,
                                                      DECEMBER 31,     1995         1996
                                                          1995      (UNAUDITED)  (UNAUDITED)
                                                      ------------  -----------  -----------
Raw material........................................   $    9,120    $   9,409    $   8,756
Work-in-process.....................................        6,536        7,234        7,222
Finished goods......................................       37,766       39,216       36,946
                                                      ------------  -----------  -----------
  Total inventories.................................   $   53,422    $  55,859    $  52,924
                                                      ------------  -----------  -----------
                                                      ------------  -----------  -----------

    Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

NOTE 3--PROVISION FOR RESTRUCTURING

    An $11.3 million restructuring charge was incurred in the second quarter of 1994. The original restructuring charge covered the cost of closing the Springfield, Oregon plant, the Weed, California veneer operation and other cost reductions and consolidations within Morgan. During the third and fourth quarters of 1994, the Company reviewed the charges reserved for in the restructuring and determined that certain estimated costs would not be as high as originally anticipated. At that time, certain other cost reduction and restructuring actions were approved and provided for, which offset the lower expenses. The additional expenses related to the restructuring of the Morgan Distribution operations and costs associated with the relocation of the Corporate headquarters. At the end of 1994, $4.9 million of the original $11.3 million had been used and the closing of the two plants was substantially complete. The remaining reserve at the end of 1994 related primarily to other cost reductions and consolidation to be taken within the Company, and the Corporate headquarters relocation.

    During the first quarter of 1995, management again evaluated its restructuring reserves and determined that certain estimated costs would not be as high as had been expected and adjusted the reserve appropriately. In addition, incremental restructuring activities for Morgan Distribution (as described below) were approved during the first quarter of 1995.

    Since his arrival in September 1994, the Company's new Chief Executive Officer and other members of senior management have been evaluating what actions are necessary to improve Morgan Distribution's profitability. A multi-year plan involving necessary management structure changes, a new management information system and future facility requirements was developed. The first phase of this restructuring

                              MORGAN PRODUCTS LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE PERIOD ENDED JUNE 29, 1996 (CONTINUED)

                                  (UNAUDITED)

NOTE 3--PROVISION FOR RESTRUCTURING (CONTINUED) plan was implemented during the first quarter of 1995. A new organizational structure was announced that eliminated several management positions. The costs of severance and certain other cost reductions were provided for during the first quarter which more than offset the lower than originally anticipated expenses of the 1994 restructuring. No charges were made for change in physical facilities since no actions were implemented in 1995 with respect to these facilities.

    The Company completed the relocation of the Corporate headquarters from Lincolnshire, Illinois to Williamsburg, Virginia during the third quarter of 1995. Most, but not all, of the expenses relating to the relocation were charged against the restructuring reserve in that period.

    During the fourth quarter, no significant activity occurred in the reserve. At December 31, 1995, a $3.8 million reserve balance remained.

    During the first quarter of 1996, restructuring expenses charged against the restructuring reserve totaled $279,000, substantially all of which were employee benefits resulting from severances.

    In the second quarter of 1996, the Company sold its Lexington, North Carolina door manufacturing facility for $4.1 million. The entire product line of doors previously manufactured in Lexington will be shifted to the Company's Oshkosh, Wisconsin door manufacturing facility during the third and fourth quarters of 1996. The Company recorded an additional restructuring charge in the second quarter of $356,000 related to the sale of the Lexington facility. It is expected that the Company will incur additional aggregate restructuring expenses of approximately $1.6 million in the third and fourth quarters of 1996 related to the sale.

    Also in the second quarter, a $470,000 reserve was recorded for incremental costs related to the 1994 plant closings in Springfield, Oregon and Weed, California and the 1995 reorganization of the Manufacturing Division Office in Oshkosh, Wisconsin (due to changes in cost estimates). At June 29, 1996, the reserve balance was $3.8 million.

NOTE 4--CREDIT AGREEMENT

    The Company maintains a credit agreement with a group of banks which provides for a revolving credit facility of up to $65.0 million through July 13, 1998, and includes a letter of credit facility of up to $9.0 million through July 13, 1998. During the second quarter, the Company and the lender signed an amendment extending the existing agreement. The amendment became effective June 30, 1996 and has terms similar to or more favorable to the Company than those previously in effect. At June 29, 1996 the Company had borrowings of $25.0 million under the revolving credit facility. The credit agreement requires the Company, among other things, to maintain minimum tangible net worth, leverage and interest coverage ratios.

NOTE 5--SUBSEQUENT EVENTS

    On August 30, 1996, the Company acquired certain assets and assumed certain liabilities of TBP for $15.3 million, subject to certain purchase price adjustments. The TBP Acquisition, which was financed through borrowings on the Company's revolving credit agreement, will be accounted for as a purchase. TBP, which had annual sales of approximately $46.8 million for the year ended December 31, 1995, is a

                              MORGAN PRODUCTS LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE PERIOD ENDED JUNE 29, 1996 (CONTINUED)

                                  (UNAUDITED)

NOTE 5--SUBSEQUENT EVENTS (CONTINUED)
distributor of windows, doors, kitchen cabinets, and other millwork and glass products, to residential builders and other customers. TBP is headquartered in Nashville, Tennessee, with facilities in Charlotte, North Carolina; Chattanooga, Tennessee; Greenville, South Carolina; and Huntsville, Alabama.

    On September 11, 1996, the Company's Board of Directors authorized a public stock offering of 1,500,000 Shares of its Common Stock (plus 510,000 Shares to cover the Underwriter's over-allotment), which is expected to generate proceeds of approximately $10.2 million, net of expenses (assuming that the Underwriter's over-allotment is not exercised). All of the proceeds from the sale will be used to repay borrowings under the Company's revolving credit agreement. It is expected that the public offering will be completed in the fourth quarter of 1996.

    On September 30, 1996, the Company's Board of Directors authorized the termination of the Share Purchase Rights Plan.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tennessee Building Products, Inc.
Nashville, Tennessee

    We have audited the accompanying consolidated balance sheets of Tennessee Building Products, Inc. and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tennessee Building Products, Inc. and Subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 14 to the financial statements, on July 28, 1996, the Companies entered into an agreement to sell substantially all of their assets and operations.

                                    /s/ KRAFT BROS., ESSTMAN, PATTON & HARRELL,
                                    PLLC

Nashville, Tennessee
February 16, 1996
(except for Note 14
which is dated
August 30, 1996.)

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                       -------------------------------------------  ----------------------------
                                           1993           1994           1995           1995           1996
                                       -------------  -------------  -------------  -------------  -------------

                                                                                            (UNAUDITED)
Sales--Net...........................  $  41,893,893  $  47,527,285  $  46,822,159  $  22,681,907  $  24,386,783

Cost of goods sold...................     31,695,827     36,051,409     35,012,962     17,203,225     18,059,877
                                       -------------  -------------  -------------  -------------  -------------

Gross profit.........................     10,198,066     11,475,876     11,809,197      5,478,682      6,326,906
                                       -------------  -------------  -------------  -------------  -------------

Operating expenses
  Warehouse and distribution.........      3,028,990      3,373,987      3,479,527      1,736,821      1,889,583
  Selling............................      2,832,170      3,066,661      3,259,047      1,556,536      1,823,763
  General and administrative.........      2,346,406      2,339,469      2,505,132      1,202,293      1,235,176
  Management fees--Note 9............      1,386,410      1,470,854      1,719,061        773,347      1,126,571
                                       -------------  -------------  -------------  -------------  -------------

      Total operating expenses.......      9,593,976     10,250,971     10,962,767      5,268,997      6,075,093
                                       -------------  -------------  -------------  -------------  -------------

Operating income.....................        604,090      1,224,905        846,430        209,685        251,813
                                       -------------  -------------  -------------  -------------  -------------

Other income and (expense)
  Interest expense...................       (164,647)      (168,114)       (73,268)       (61,422)       (26,718)
  Miscellaneous--net--Note 7.........        205,008        110,442        159,340         95,769        120,139
                                       -------------  -------------  -------------  -------------  -------------
                                              40,361        (57,672)        86,072         34,347         93,421
                                       -------------  -------------  -------------  -------------  -------------

Income before provision for income
  taxes..............................        644,451      1,167,233        932,502        244,032        345,234
                                       -------------  -------------  -------------  -------------  -------------

Provision for income taxes
  (Benefit)--Note 4
  Current............................        270,987        458,379        358,461        117,169        176,360
  Deferred...........................          2,000        (32,808)       (42,112)       (41,923)       (31,395)
                                       -------------  -------------  -------------  -------------  -------------
                                             272,987        425,571        316,349         75,246        144,965
                                       -------------  -------------  -------------  -------------  -------------

Income before minority interest......        371,464        741,662        616,153        168,786        200,269

Minority interest in earnings of
  subsidiary.........................         81,985        156,901        128,877         41,791         83,526
                                       -------------  -------------  -------------  -------------  -------------

Net income...........................  $     289,479  $     584,761  $     487,276  $     126,995  $     116,743
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS, EXCEPT SHARES OUTSTANDING)

                                                                              DECEMBER 31,
                                                                      ----------------------------    JUNE 30,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
                                                                                                    -------------
                                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents--Note 13................................  $     313,627  $     827,023  $     152,627
  Accounts receivable--trade, less allowance for doubtful accounts:
    1995--$664,408; 1994--$614,608--Notes 5 and 13..................      5,539,676      6,021,346      6,640,255
  Federal and state income taxes receivable.........................       --              114,585          7,395
  Inventories--Notes 2 and 5........................................      6,526,039      5,912,959      6,442,642
  Prepaid expenses and other........................................        173,351        115,225        246,401
                                                                      -------------  -------------  -------------
      TOTAL CURRENT ASSETS..........................................     12,552,693     12,991,138     13,489,320
PROPERTY AND EQUIPMENT--at cost, less accumulated
  depreciation--Notes 3 and 5.......................................      1,268,846      1,271,082      1,361,315
OTHER ASSETS
  Deferred income taxes--Note 4.....................................         43,988         86,100        117,495
  Cash surrender value of officer's life insurance..................         21,155         49,833         49,833
                                                                      -------------  -------------  -------------
                                                                      $  13,886,682  $  14,398,153  $  15,017,963
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable--trade...........................................  $   1,650,191  $   2,380,082  $   2,601,462
  Accrued taxes and expenses--Note 12...............................      1,423,414      1,349,798      1,062,557
  Federal and state income taxes payable............................        226,906          4,553        -
  Accrued management fees--Note 9...................................      1,207,435      1,352,932        846,571
  Note payable--revolving credit line obligation....................       --             --              984,639
  Current portion of long-term debt--Note 5.........................        101,354         81,139         81,139
                                                                      -------------  -------------  -------------
      TOTAL CURRENT LIABILITIES.....................................      4,609,300      5,168,504      5,576,368
                                                                      -------------  -------------  -------------
LONG-TERM DEBT, less current portion--Note 5........................        860,848         88,002         45,199
                                                                      -------------  -------------  -------------
SALARY CONTINUATION PLAN OBLIGATION--Note 11........................         27,238        136,198        190,678
                                                                      -------------  -------------  -------------
MINORITY INTEREST...................................................        580,131        709,008        792,534
                                                                      -------------  -------------  -------------
COMMITMENTS AND CONTINGENCIES--Notes 6, 10, 11 and 13
STOCKHOLDERS' EQUITY
  Common stock--$1 par value, authorized 100,000 shares; issued and
    outstanding 22,500 shares.......................................         22,500         22,500         22,500
  Additional paid-in capital........................................      3,671,393      3,671,393      3,671,393
  Retained earnings.................................................      4,115,272      4,602,548      4,719,291
                                                                      -------------  -------------  -------------
                                                                          7,809,165      8,296,441      8,413,184
                                                                      -------------  -------------  -------------
                                                                      $  13,886,682  $  14,398,153  $  15,017,963
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                  SIX MONTHS ENDED JUNE
                                                               YEARS ENDED DECEMBER 31,                    30,
                                                       ----------------------------------------  ------------------------
                                                           1993          1994          1995         1995         1996
                                                       ------------  ------------  ------------  ----------  ------------
OPERATING ACTIVITIES
Net income for the period............................  $    289,479  $    584,761  $    487,276  $  126,995  $    116,743
                                                       ------------  ------------  ------------  ----------  ------------
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
Depreciation.........................................       288,713       325,229       308,163     171,053       189,048
Deferred income taxes................................         2,000       (32,808)      (42,112)    (41,923)      (31,395)
Minority interest in earnings of subsidiary..........        81,985       156,901       128,877      41,791        83,526
(Gain) loss on dispositions of property and
  equipment..........................................       (20,050)       18,420         1,698       1,098        (4,850)
(Increase) decrease in:
  Accounts receivable--trade.........................     1,386,410      (558,246)     (481,670)    141,801      (618,909)
  Federal and state income taxes receivable..........      (421,311)      --           (114,585)   (110,842)      107,190
  Inventories........................................        (5,881)     (593,589)      613,080     898,322      (529,683)
  Prepaid expenses and other.........................       252,722        41,526        58,126      (5,096)     (131,176)
Increase (decrease) in:
  Account payable--trade.............................       (56,125)      (48,158)      729,891     143,877       221,380
  Accrued taxes and expenses.........................       414,299        94,572       (73,616)   (365,533)     (287,241)
  Federal and state income taxes payable.............        32,027       164,874      (222,353)   (226,906)       (4,553)
  Accrued management fees............................       --          1,207,435       145,497    (720,216)     (506,361)
  Salary continuation plan obligation................       --             27,238       108,960      54,480        54,480
                                                       ------------  ------------  ------------  ----------  ------------
TOTAL ADJUSTMENTS....................................     1,954,789       803,394     1,159,956     (18,094)   (1,458,544)
                                                       ------------  ------------  ------------  ----------  ------------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES.........................................     2,244,268     1,388,155     1,647,232     108,901    (1,341,801)
                                                       ------------  ------------  ------------  ----------  ------------
INVESTING ACTIVITIES
Acquisition of property and equipment................      (415,872)     (682,723)     (317,897)    (77,557)     (281,014)
Proceeds from disposition of property and
  equipment..........................................        17,600         6,805         5,800       6,399         6,583
Increase in cash surrender value of officer's life
  insurance..........................................       --            (21,155)      (28,678)     --           --
                                                       ------------  ------------  ------------  ----------  ------------
NET CASH USED IN INVESTING ACTIVITIES................      (398,272)     (697,073)     (340,775)    (71,158)     (274,431)
                                                       ------------  ------------  ------------  ----------  ------------
FINANCING ACTIVITIES
Increase in (reduction of) notes payable.............    (1,978,841)     (554,571)     (793,061)    228,581       941,836
                                                       ------------  ------------  ------------  ----------  ------------
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES.........................................    (1,978,841)     (554,571)     (793,061)    228,581       941,836
                                                       ------------  ------------  ------------  ----------  ------------
NET INCREASE (DECREASE) IN CASH FOR THE PERIOD.......      (132,845)      136,511       513,396     266,324      (674,396)
CASH AND CASH EQUIVALENTS-- BEGINNING OF PERIOD......       309,961       177,116       313,627     313,627       827,023
                                                       ------------  ------------  ------------  ----------  ------------
CASH AND CASH EQUIVALENTS--END OF PERIOD.............  $    177,116  $    313,627  $    827,023  $  579,951  $    152,627
                                                       ------------  ------------  ------------  ----------  ------------
                                                       ------------  ------------  ------------  ----------  ------------

          See accompanying notes to consolidated financial statements.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                   (IN THOUSANDS, EXCEPT SHARES OUTSTANDING)

                                                       COMMON STOCK       ADDITIONAL
                                                   --------------------    PAID-IN       RETAINED
                                                    SHARES     AMOUNT      CAPITAL       EARNINGS       TOTAL
                                                   ---------  ---------  ------------  ------------  ------------
BALANCE--JANUARY 1, 1993.........................  $  22,500  $  22,500  $  2,841,147  $  3,241,032  $  6,104,679
Net income for the year..........................     --         --           --            289,479       289,479
Capital contribution from stockholders-- Note
  9..............................................     --         --           830,246       --            830,246
                                                   ---------  ---------  ------------  ------------  ------------
BALANCE--DECEMBER 31, 1993.......................     22,500     22,500     3,671,393     3,530,511     7,224,404
Net income for the year..........................     --         --           --            584,761       584,761
                                                   ---------  ---------  ------------  ------------  ------------
BALANCE--DECEMBER 31, 1994.......................     22,500     22,500     3,671,393     4,115,272     7,809,165
Net income for the year..........................     --         --           --            487,276       487,276
                                                   ---------  ---------  ------------  ------------  ------------
BALANCE--DECEMBER 31, 1995.......................     22,500     22,500     3,671,393     4,602,548     8,296,441
Net income for the six months (Unaudited)........     --         --           --            116,743       116,743
                                                   ---------  ---------  ------------  ------------  ------------
BALANCE--JUNE 30, 1996 (Unaudited)...............  $  22,500  $  22,500  $  3,671,393  $  4,719,291  $  8,413,184
                                                   ---------  ---------  ------------  ------------  ------------
                                                   ---------  ---------  ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Tennessee Building Products, Inc., Nashville, Tennessee ("Parent"), and its 78.96%-owned subsidiary, Titan Building Products, Inc., Charlotte, North Carolina ("Subsidiary"). Material intercompany accounts and transactions have been eliminated in consolidation.

    The Companies are suppliers of building products, with warehouse and showroom locations in Nashville and Chattanooga, Tennessee, Charlotte, North Carolina, and Greenville, South Carolina, as well as a showroom only in Huntsville, Alabama. The Company also has a division that specializes in glass products located in Nashville, Tennessee.

    CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows, all highly liquid debt instruments with a maturity date at purchase of three months or less are considered cash equivalents. There were no cash equivalents as of December 31, 1995 or 1994.

    INVENTORIES

    Inventories are reported at lower of cost or market, with cost determined by the last-in, first-out (LIFO) method for the majority of inventories, and the first-in, first-out (FIFO) method for the balance.

    PROPERTIES AND DEPRECIATION

    Properties are reported at cost and include improvements that significantly add to utility or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain (except on trade-ins) or loss is included in earnings for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation and amortization are calculated principally by the straight-line method to allocate the cost of depreciable assets over their estimated useful lives.

    INCOME TAXES

    The Parent Company is classified as an S corporation under the Internal Revenue Code. For federal income tax purposes, earnings of the Parent Company are taxable to the stockholders individually, and the Parent does not incur federal income tax obligations. Such status has no effect on the Company's state income tax obligation.

    The Subsidiary is classified as a C corporation for federal income tax purposes.

    Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities. Such differences will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Substantially all consolidated retained earnings at December 31, 1995, 1994 and 1993, result from either accumulations of the Parent prior to the date the S election became effective, or accumulations attributable to the Subsidiary.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS." SFAS 107 requires companies to disclose the fair value of their financial instruments, whether or not recognized in the consolidated balance sheet, where it is practical to estimate that value. In management's opinion, the carrying amount of all financial instruments approximates market value.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        CASH

        The carrying amount approximates fair value.

        LONG-TERM DEBT

        The carrying amounts of the Company's borrowings under its bank line-of-credit and acquisition loans with variable interest rates approximate their fair value.

        SALARY CONTINUATION PLAN OBLIGATION

        The carrying amount of the Company's salary continuation plan obligation, which is discounted to present value based on current rates, is considered to approximate its fair value.

    RECLASSIFICATION

    Certain items on the income statements have been reclassified from the previously issued audited financial statements, with no effect to net income, to comply with reporting requirements under Regulation S-X of the Securities and Exchange Commission.

    UNAUDITED INTERIM STATEMENTS

    The interim financial information included herein is unaudited; however, the information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations and cash flows for the interim periods.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 2--INVENTORIES

    A summary of ending inventories included in the determination of cost of goods sold for the years ended December 31, 1993, 1994 and 1995, follows:

                                                               1992          1993          1994          1995
                                                           ------------  ------------  ------------  ------------
Inventories stated at LIFO:
  At lower of cost (first-in, first-out method) or
    market...............................................  $  6,729,998  $  7,255,648  $  7,779,764  $  6,885,542
  Adjustment to LIFO.....................................    (1,111,927)   (1,618,906)   (1,744,301)   (1,441,121)
                                                           ------------  ------------  ------------  ------------
                                                              5,618,071     5,636,742     6,035,463     5,444,421
Inventories stated at lower of cost
  (FIFO) or market.......................................       308,498       295,708       490,576       468,538
                                                           ------------  ------------  ------------  ------------
                                                           $  5,926,569  $  5,932,450  $  6,526,039  $  5,912,959
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following as of December 31:

                                                                        1994          1995
                                                                    ------------  ------------
Automobiles and trucks............................................  $  1,049,852  $  1,164,554
Warehouse machinery and equipment.................................     1,085,423     1,080,749
Office machinery and equipment....................................       559,944       619,149
Leasehold improvements............................................       430,742       618,720
Construction in progress..........................................       212,623        42,426
                                                                    ------------  ------------
                                                                       3,338,584     3,525,598
Less accumulated depreciation.....................................     2,069,738     2,254,516
                                                                    ------------  ------------
                                                                    $  1,268,846  $  1,271,082
                                                                    ------------  ------------
                                                                    ------------  ------------

    Depreciation expense totals $288,713, $325,229 and $308,163 in 1993, 1994 and 1995, respectively. The general range of useful lives is 3 to 30 years for leasehold improvements and 3 to 10 years for all other depreciable assets. Fully depreciated assets amount to approximately $1,532,600 as of December 31, 1995.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 4--INCOME TAXES

    A schedule of the provision for income taxes, substantially all of which is attributable to pre-tax earnings of the Subsidiary, follows:

                                                              1993        1994        1995
                                                           ----------  ----------  ----------
Federal:
  Current................................................  $  213,548  $  391,595  $  288,846
  Deferred...............................................         853      (8,345)    (17,652)
                                                           ----------  ----------  ----------
                                                              214,401     383,250     271,194
                                                           ----------  ----------  ----------
State:
  Current................................................      57,439      66,784      69,615
  Deferred...............................................       1,147     (24,463)    (24,460)
                                                           ----------  ----------  ----------
                                                               58,586      42,321      45,155
                                                           ----------  ----------  ----------
Provision for income taxes...............................  $  272,987  $  425,571  $  316,349
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
Total income taxes paid..................................  $  239,913  $  328,362  $  695,399
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    The net deferred tax asset included in other assets in the accompanying balance sheets consists of the following amounts of deferred tax assets and liabilities as of December 31:

                                                                           1994        1995
                                                                         ---------  ----------
Deferred tax asset.....................................................  $  70,656  $  121,327
Deferred tax liability.................................................    (26,668)    (35,227)
                                                                         ---------  ----------
Net deferred tax asset.................................................  $  43,988  $   86,100
                                                                         ---------  ----------
                                                                         ---------  ----------

    The deferred tax effects of principal temporary differences as of December 31, 1994 and 1995, are shown in the following table:

                                                                           1994        1995
                                                                        ----------  ----------
Property and equipment................................................  ($  25,161) ($  34,535)
Allowance for doubtful accounts.......................................      63,653      75,863
Inventory capitalization..............................................       3,861      36,600
Salary continuation plan obligation...................................       1,635       8,172
                                                                        ----------  ----------
                                                                        $   43,988  $   86,100
                                                                        ----------  ----------
                                                                        ----------  ----------

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 4--INCOME TAXES (CONTINUED)
    The following is a reconciliation of the actual provision for income taxes with the provision computed at the federal statutory rate (34%):

                                                              1993        1994        1995
                                                           ----------  ----------  ----------
Provision computed at statutory rate.....................  $  219,113  $  396,859  $  317,051
Effect of accounting losses of Parent Company
  (S Corporation) for which there is no current tax
  benefit................................................       5,493       8,692       5,422
Tax effect of state income taxes.........................      34,199      27,932      29,802
State income tax refund..................................      --         (29,975)     --
Other....................................................      14,182      22,063     (35,926)
                                                           ----------  ----------  ----------
Provision for income taxes...............................  $  272,987  $  425,571  $  316,349
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

NOTE 5--LONG-TERM DEBT

    Long-term debt consists of the following as of December 31:

                                                         1994                   1995
                                                ----------------------  ---------------------
                                                  TOTAL      CURRENT      TOTAL      CURRENT
                                                 BALANCE     PORTION     BALANCE     PORTION
                                                ----------  ----------  ----------  ---------
Revolving credit line obligations--
  SunTrust Bank (1)...........................  $  686,156  $   --      $   --      $  --
Revolving credit line obligation--
  NationsBank (2).............................     276,046     101,354     169,141     81,139
                                                ----------  ----------  ----------  ---------
                                                $  962,202  $  101,354  $  169,141  $  81,139
                                                ----------  ----------  ----------  ---------
                                                ----------  ----------  ----------  ---------

------------------------

(1) The Company is a party to a certain Loan Agreement (the "Agreement") with SunTrust Bank (formerly Third National Bank) in Nashville, Tennessee (the "Bank"), which provides for a maximum $2,000,000 Line of Credit and $3,000,000 Revolving Credit. The loans were scheduled to mature September, 1995. Subsequent to year end, the Agreement was extended to mature in September, 1996. Borrowings against these lines, which had a zero balance at December 31, 1995, are evidenced by notes which bear interest, payable monthly, at the Bank's "base rate". The notes are collateralized by a security interest in all accounts receivable and inventories.

   In addition to various other terms and conditions, the Agreement requires the Company to maintain certain minimum balances and ratios pertaining principally to net worth and debt. The Company is also required to maintain a zero outstanding balance under the $2,000,000 Line of Credit Note for at least 30 consecutive days each year.

   Combined borrowings under the agreements ranged up to a maximum of $1,972,000 in 1995 ($3,544,000 in 1994) and averaged $668,000 ($2,169,434 in 1994), at an average effective interest rate of 8.07% (6.73% in 1994).

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 5--LONG-TERM DEBT (CONTINUED)
(2) The Company has an additional line of credit, based on an agreement entered into in October, 1989, with NationsBank. Borrowings under the agreement are evidenced by notes maturing January 1, 2000, April 1, 2001, November 1, 1997 and June 1, 1998. The notes require monthly interest payments computed at an annual rate of 1/4 of 1% below the Bank's published prime rate, and are collateralized by a security interest in certain machinery, equipment and vehicles. The maximum amount outstanding under the line may not exceed the aggregate net book value of such collateral. Accordingly, the current portion of the obligation as of December 31, 1995, is reflected in the amount of the projected decrease in net book value of the assets pledged. Borrowings under the line, which had a balance of $169,141 at December 31, 1995, ranged up to a maximum of $276,046 ($364,213 in 1994), and averaged $274,663 in 1995 ($336,417 in 1994), at an average effective interest rate of 9.01% in 1995 (7.08% in 1994). In addition to other conditions, the agreement requires the Company to maintain a certain minimum debt to tangible net worth ratio (as defined), and prohibits the Company from incurring a net operating loss for four consecutive quarters. The obligation is secured by equipment with a net book value of $185,000 as of December 31, 1995.

    Aggregate annual principal maturities of all long-term debt are as follows:
1996--$81,139; 1997-- $54,180; 1998--$21,627; and 1999 -$12,195.

    Total interest paid on all indebtedness amounted to: 1994 - $168,114; 1995--$73,268.

NOTE 6--OPERATING LEASES

    The Company is lessee under various cancelable and noncancelable operating leases. Following is a summary of rental expense incurred under all operating leases by major class:

                                                   1993                             1994                        1995
                                      -------------------------------  -------------------------------  --------------------
                                       RELATED                          RELATED                          RELATED
                                       PARTIES   OUTSIDERS    TOTAL     PARTIES   OUTSIDERS    TOTAL     PARTIES   OUTSIDERS
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Real property.......................  $ 444,189  $ 273,856  $ 718,045  $ 444,189  $ 309,450  $ 753,639  $ 493,765  $ 373,068
Equipment...........................     --         48,637     48,637     --         59,889     59,889     --         57,268
Vehicles............................     --        158,544    158,544     --        164,869    164,869     --        144,727
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total.............................  $ 444,189  $ 481,037  $ 925,226  $ 444,189  $ 534,208  $ 978,397  $ 493,765  $ 575,063
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                         TOTAL
                                      -----------
Real property.......................  $   866,833
Equipment...........................       57,268
Vehicles............................      144,727
                                      -----------
  Total.............................  $ 1,068,828
                                      -----------
                                      -----------

    The rental expense for real property paid to related parties has not been reduced by sublease rentals received on a portion of the Chattanooga warehouse in the amount of $1,800, $43,380 and $51,213 in 1993, 1994 and 1995,
respectively. The sublease agreement expires in November, 1996.

    The lease on the Nashville, Tennessee warehouse and office facility runs through December 31, 2002. The lease on the Charlotte, North Carolina warehouse and office facility has been renewed through February 28, 2000. During 1993, 1994 and 1995, applicable lease provisions under the North Carolina facility lease were amended for additional square footage added to the leased premises at similar rental rates. The leases require monthly rental payments plus payment of all property taxes and insurance.

    The Company also leases certain vehicles under short-term arrangements and various items of warehouse equipment.

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 6--OPERATING LEASES (CONTINUED)
    Real property leases, some of which are with a related partnership whose partners are the principal officers and stockholders of the Company, also require payment of related repairs, utilities, property taxes and insurance. A schedule of minimum future rentals required under all noncancelable operating leases, including the renewal lease of the Charlotte, North Carolina facility referred to above, follows:

                                                        RELATED
                                                        PARTIES      OUTSIDERS       TOTAL
                                                      ------------  ------------  ------------
1996................................................  $    510,996  $    413,435  $    924,431
1997................................................       510,996       400,511       911,507
1998................................................       510,996       383,309       894,305
1999................................................       510,996       336,520       847,516
2000................................................       510,996        53,619       564,615
Thereafter..........................................     1,021,992       --          1,021,992
                                                      ------------  ------------  ------------
                                                      $  3,576,972  $  1,587,394  $  5,164,366
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

NOTE 7--MISCELLANEOUS INCOME AND EXPENSE

    Miscellaneous income and expense consisted of the following in 1993, 1994, and 1995:

                                                              1993        1994        1995
                                                           ----------  ----------  ----------
Rebates..................................................  $   23,547  $   12,361  $   24,792
Service charges on accounts receivable...................     113,332     130,190     113,320
Rental income............................................       6,501      48,630      55,746
Other--net...............................................      10,088       9,751      30,478
Gain (loss) on dispositions of property and equipment....      20,050     (18,420)     (1,698)
Collection expense.......................................     (38,566)    (43,022)    (32,667)
Bank service charges.....................................     (25,717)    (29,048)    (30,631)
Sales tax refunds........................................      95,773      --          --
                                                           ----------  ----------  ----------
Miscellaneous income--net................................  $  205,008  $  110,442  $  159,340
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

NOTE 8--EMPLOYEE BENEFIT PLANS

    The Company sponsors a 401(k) profit-sharing plan covering employees who are at least 21 years old, and have at least one year of service with the Company.

    The amount of annual employer contributions to the plan is discretionary, as determined by the Board of Directors, up to the maximum deduction allowable for federal income tax purposes. The Company contributed $75,000 to the plan for 1993, and $50,000 each year for 1994 and 1995.

NOTE 9--TRANSACTIONS WITH RELATED PARTIES

    The Parent Company has a management agreement with F & S Management Company, a Tennessee general partnership (the "Partnership"), whose owners are the two principal officers and stockholders of

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 9--TRANSACTIONS WITH RELATED PARTIES (CONTINUED) the Company. The agreement provides for the Company to pay the Partnership an annual management fee based on a formula tied to the Parent's taxable income before management fee.

    Management fees paid or payable under the agreement amounted to $1,386,410, $1,470,854 and $1,719,061 for 1993, 1994 and 1995, respectively, of which the unpaid balances of $1,207,435 and $1,352,932 as of December 31, 1994 and 1995, respectively, are reported under current liabilities.

    Accrued management fees under the agreement for 1993 were paid on December 31, 1993, by issuance of a note payable to the Partnership, of which a portion of the 1993 note was simultaneously distributed out of the Partnership to the partners and contributed by them back to the Company as additional paid-in capital.

NOTE 10--SELF-INSURANCE PROGRAM

    The Company has a self-insured program for its employees' medical claims. A portion of these costs are covered by employee payroll deductions. The Company's maximum liability for any one year (less employee contributions) is $60,000 per claim. The Company's total expense under the plan amounted to $497,859, $393,169 and $401,704 in 1993, 1994 and 1995, respectively.

NOTE 11--SALARY CONTINUATION PLAN

    During 1994, the Company formalized a nonqualified salary continuation plan for certain key officers. Plan benefits provided under the plan are contingent on the continuous employment of the officer with the Company through retirement and compliance with other terms specified in the agreement. The agreement provides that monthly payments will be made to the officer or his beneficiary for fifteen years beginning upon the earliest to occur of the officer's death or retirement. The principal cost of the plan is being accrued on the straight-line basis over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit. The recognized liability relating to the plan amounted to $27,238 in 1994 and $136,198 in 1995. The recognized expense relating to the plan amounted to $27,238 in 1994 and $108,960 in 1995.

NOTE 12--ACCRUED TAXES AND EXPENSES

    Accrued taxes and expenses consist of the following as of December 31:

                                                                        1994          1995
                                                                    ------------  ------------
Accrued payroll...................................................  $    581,103  $    493,435
Accrued commissions...............................................       176,190       235,303
Sales tax collected and payable...................................       214,903       219,074
Accrued contribution to 401(k) plan...............................        50,000        50,000
Accrued taxes and licenses........................................       158,497       147,117
Accrued group health insurance....................................       165,000       159,911
Accrued professional fees.........................................        44,000        39,406
Other.............................................................        33,721         5,552
                                                                    ------------  ------------
                                                                    $  1,423,414  $  1,349,798
                                                                    ------------  ------------
                                                                    ------------  ------------

                TENNESSEE BUILDING PRODUCTS, INC. AND SUBSIDIARY

           (INFORMATION FOR JUNE 30, 1995 AND 1996 IS NOT PRESENTED)

NOTE 13--CONCENTRATIONS OF CREDIT RISK

    The Company maintains cash and cash equivalent balances at a financial institution in Tennessee. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances per bank amounted to approximately $749,000 at December 31, 1995.

    The majority of the Company's sales are derived from customers within a 50-mile radius of Charlotte, North Carolina and a 100-mile radius of Nashville, Tennessee. The Company extends trade credit to its customers which consist principally of building contractors. Concentrations of credit risk with respect to trade receivables are limited, since the risk is spread over a large number of customers that make up the Company's customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations for all new customers. Bad debt expenses have not been material.

NOTE 14--SALE OF BUSINESS

    On July 28, 1996, the Companies and their shareholders entered into an agreement with Morgan Products Ltd. to sell substantially all of the assets, less certain liabilities, and operations of the Companies for a selling price of approximately $15,300,000. The closing date is to be determined upon performance of certain items specified in the agreement, with good faith efforts of both parties to accomplish closing by September 30, 1996.

                                  PHOTOS & MAP

                            [INSIDE BACK COVER PAGE]

[MAP OF UNITED STATES, INDICATING COMPANY LOCATIONS; PICTURE OF CORPORATE HEADQUARTERS; PICTURE OF SALES FLOOR DISPLAY]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR THE SELLING SHAREHOLDER SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
The Company.....................................          8
Risk Factors....................................          8
Use of Proceeds.................................         12
Common Stock Price Range and Dividend Policy....         13
Capitalization..................................         14
Selected Historical and Pro Forma Combined
  Financial Information.........................         15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         23
The Millwork Industry...........................         29
Business........................................         30
Management......................................         39
Security Ownership of Certain Beneficial Owners
  and Management................................         47
Selling Shareholder.............................         49
Certain Transactions............................         50
Description of Capital Stock....................         50
Underwriting....................................         51
Legal Matters...................................         52
Experts.........................................         52
Available Information...........................         52
Incorporation of Certain Information by
  Reference.....................................         52
Index to Financial Statements...................        F-1

                                3,400,000 SHARES

                                     [LOGO]

                              MORGAN PRODUCTS LTD.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             BLACK & COMPANY, INC.
                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II:
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate (except for the Commission registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee) of the fees and expenses payable by the Company and the Selling Shareholder in connection with the distribution of the Common Stock:

                                                                                     SELLING
                                                                       COMPANY     SHAREHOLDER     TOTAL
                                                                     ------------  -----------  ------------
Securities and Exchange Commission registration fee................  $     10,198   $  --       $     10,198
NASD filing fee....................................................  $      3,384   $  --       $      3,384
NYSE listing fee...................................................       *             *            *
Legal fees and expenses............................................       *             *            *
Accountants' fees and expenses.....................................       *             *            *
Printing and engraving expenses....................................       *             *            *
Blue sky fees and expenses.........................................       *             *            *
Transfer Agent and Registrar fees and expenses.....................
Miscellaneous......................................................       *             *            *
                                                                     ------------  -----------  ------------
        Total......................................................  $    *         $   *       $    *
                                                                     ------------  -----------  ------------
                                                                     ------------  -----------  ------------

------------------------

*   To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the Company under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Certificate of Incorporation and By-laws of the Company, and agreements between the Company and its officers and directors, provide for indemnification of the Company's officers and directors against costs and expenses incurred in connection with any action or suit to which such person is a party to the fullest extent permitted by the Delaware General Corporation Law.

    The Company also has in place directors and officers insurance, insuring the directors and officers of the Company against certain liabilities they may incur in the performance of their duties.

    See item 17(a) of this Registration Statement regarding the position of the Securities and Exchange Commission on indemnification for liabilities arising under the Securities Act, of 1933, as amended.

ITEM 16. EXHIBITS.

    (a) Exhibits:

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    *1     Form of Underwriting Agreement between Morgan and the Underwriter.
     3.1   Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the
             Company's Form 10-K for the Fiscal Year ended December 31, 1987 (Commission File No. 0-13911)).

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
     3.2   By-laws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Form
             10-K for the Fiscal Year ended December 31, 1987 (Commission File No. 0-13911)).
     4.1   Stockholders Agreement Restated among the Company, Saugatuck Capital Company Limited Partnership,
             George T. Brophy and certain other stockholders of the Company, dated as of January 13, 1984, as amended (incorporated by reference to Exhibits 4.12 and 4.13 to the Company's Registration
             Statement (Registration No. 33-00344), Exhibit 4.16 to the Company's Quarterly Report for the
             Quarter ended March 29, 1986 (Commission File No. 0-13911) and Exhibit 4.9 of the Company's Form
             10-K for the Fiscal Year ended December 31, 1986 (Commission File No. 0-13911)).
     4.2   Rights Agreement, dated as of March 15, 1989, between the Company and Manufacturers Hanover Trust
             Company, as Rights Agent (incorporated by reference to Exhibit 1-2 to the Company's Form 8-A
             Registration Statement (Commission File No. 1-9843)).
    *5     Opinion of Winthrop, Stimson, Putnam & Roberts as to the legality of the Common Stock.
    10.1   Loan and Security Agreement among the Company, certain banks, and Barclay's Business Credit, Inc.
             as agent, dated as of July 14, 1994 (incorporated by reference to Exhibit 10.1 to the Company's
             Form 10-K for the Fiscal Year ended December 31, 1994 (Commission File No. 1-9843)).
    10.2   Trust Indenture, dated as of December 1, 1991, by and between the City of Oshkosh, Wisconsin and
             Marine Bank of Springfield, as Trustee (incorporated by reference to Exhibit 10.11 to the
             Company's Form 10-K for the Fiscal Year ended December 31, 1991 (Commission File No. 1-9843)).
    10.3   Loan Agreement, dated as of December 1, 1991, by and between the City of Oshkosh, Wisconsin and the Company (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the
             Fiscal Year ended December 31, 1991 (Commission File No. 1-9843)).
    10.4   Mortgage and Security Agreement with Assignment of Rents, dated as of December 1, 1991, from the
             Company to Harris Trust and Savings Bank (incorporated by reference to Exhibit 10.18 to the
             Company's Form 10-K for the Fiscal Year ended December 31, 1991 (Commission File No. 1-9843)).
    10.5   Letter Agreement regarding termination of employment between the Company and Arthur L. Knight, Jr.
             dated May 31, 1994 (incorporated by reference to Exhibit 10.8 of the Company's Form 10-K for the
             Fiscal Year ended December 31, 1994 (Commission File No. 1-9843)).
    10.6   Employment Agreement and Trust Under Employment Agreement between the Company and Larry R.
             Robinette dated August 19, 1994 (incorporated by reference to Exhibit 10.9 of the Company's Form
             10-K for the Fiscal Year ended December 31, 1994 (Commission File No. 1-9843)).
    10.7   Severance policy for certain Covered Executives (incorporated by reference to Exhibit 10.13 of the
             Company's Form 10-K for the Fiscal Year ended December 31, 1992 (Commission File No. 1-9843)).
    10.8   Consulting and Management Assistance Agreement between the Company and Hawley Management Company
             (now named Saugatuck Associates, Inc.) dated as of January 13, 1984 (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No.
             33-00344)).
    10.9   Amended 1994 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the Fiscal Year ended December 31, 1994 (Commission File No.
             1-9843)).

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    10.10  Convertible Appreciation Rights Plan, dated June 1, 1992 (incorporated by reference to Exhibit
             10.1 to the Company's Quarterly Report for the Quarter ended July 4, 1992 (Commission File No.
             1-9843)).
    10.11  The Company's 1992 Non-employee Director Stock Option Plan (incorporated by reference to Exhibit
             10.19 of the Company's Form 10-K for the Fiscal Year ended December 31, 1992 (Commission File
             No. 1-9843)).
    10.12  The Company's Incentive Stock Option Plan (1995) (incorporated by reference to Exhibit 10.19 of the Company's Form 10-K for the Fiscal Year ended December 31, 1994 (Commission File No.
             1-9843)).
    10.13  The Company's 1988 Stock Purchase Plan (incorporated by reference to the Appendix to the
             Prospectus contained in Post-Effective Amendment No. 1 to the Company's Registration Statement
             on Form S-8 (Registration No. 33-23882)).
    10.14  Amendments and modifications to the Severance Agreements of Messrs. LaCroix, Schlegel, MacMillan
             and Hood (incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the Fiscal
             Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.15  Change in Control Severance Policy between the Company and Larry R. Robinette dated September 13,
             1995 (incorporated by reference to Exhibit 10.15 of the Company's Form 10-K for the Fiscal Year
             ended December 31, 1995 (Commission File No. 1-9843)).
    10.16  Updated and revised Special Severance/Retention Plan for Executive Officers (incorporated by reference to Exhibit 10.16 of the Company's Form 10-K for the Fiscal Year ended December 31,
             1995 (Commission File No. 1-9843)).
    10.17  Employment agreement between the Company and Peter Balint dated May 1, 1995 (incorporated by reference to Exhibit 10.17 of the Company's Form 10-K for the Fiscal Year ended December 31,
             1995 (Commission File No. 1-9843)).
    10.18  Amendments dated May 17, 1995 to the Company's 1995 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K for the Fiscal Year ended December 31,
             1995 (Commission File No. 1-9843)).
    10.19  Amendments dated December 20, 1995 to the Company's Deferred Compensation Plan (incorporated by reference to Exhibit 10.19 of the Company's Form 10-K for the Fiscal Year ended December 31,
             1995 (Commission File No. 1-9843)).
    10.20  Agreement between Morgan Distribution, Mechanicsburg, Pennsylvania and the United Steelworkers of
             America, AFL-CIO-CLC, Local 7415, dated February 18, 1995 (incorporated by reference to Exhibit
             10.20 of the Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File
             No. 1-9843)).
    10.21  Agreement between Morgan Distribution, Shawnee, Kansas and the International Brotherhood of
             Teamsters, Local 541, dated April 1, 1995 (incorporated by reference to Exhibit 10.21 of the
             Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.22  Agreement between the Company, Oshkosh, Wisconsin and the Midwestern Industrial Council and
             affiliated Local 1363 of the United Brotherhood of Carpenters and Joiners of America, dated May
             7, 1995 (incorporated by reference to Exhibit 10.22 of the Company's Form 10-K for the Fiscal
             Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.23  Agreement between the Company, Oshkosh, Wisconsin and the Teamsters "General," Local 200, dated
             May 21,1995 (incorporated by reference to Exhibit 10.23 of the Company's Form 10-K for the
             Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    10.24  Agreement between the Company, Decatur, Illinois and the International Brotherhood of Teamsters,
             AFL-CIO, Local 279, dated July 15, 1995 (incorporated by reference to Exhibit 10.24 of the
             Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.25  Agreement between Morgan Distribution, Birch Run, Michigan and the International Brotherhood of
             Teamsters, Local 486, dated November 4, 1995 (incorporated by reference to Exhibit 10.25 of the
             Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.26  Form of Indemnification Agreement, dated November 3, 1994 between the Company and each of William
             R. Holland; Alton F. Doody, Jr.; Patrick J. McDonough, Jr.; Larry R. Robinette; Byron H.
             Stebbins; Edward T. Tokar; Douglas H. MacMillan; and Dawn E. Neuman; and dated October 30, 1995 between the Company and Peter Balint (incorporated by reference to Exhibit 10.26 of the
             Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.27  Amendment #4, dated October 30, 1995, to the Loan and Security Agreement among the Company, certain banks and Barclay's Business Credit, Inc. (succeeded by Fleet Capital, dated July 14,
             1994 (incorporated by reference to Exhibit 10.27 of the Company's Form 10-K for the Fiscal Year
             ended December 31, 1995 (Commission File No. 1-9843)).
    10.28  Lease for office space in Williamsburg, Virginia, between the Company and Jim Griffith Builder,
             Inc., dated March 2, 1995 and amended October 3, 1995 (incorporated by reference to Exhibit
             10.28 of the Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File
             No. 1-9843)).
    10.29  Letter agreement exercising the Company's option to extend the current lease at the Morgan
             Manufacturing facility in Weed, California (incorporated by reference to Exhibit 10.29 of the
             Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.30  Office lease for Morgan Manufacturing Division Office in Oshkosh, Wisconsin, dated October 13,
             1995 (incorporated by reference to Exhibit 10.30 of the Company's Form 10-K for the Fiscal Year
             ended December 31, 1995 (Commission File No. 1-9843)).
    10.31  Letter Agreements, dated December 1994, between each of the Company's eleven distribution centers and Andersen Corporation (incorporated by reference to Exhibit 10.31 of the Company's Form 10-K for the Fiscal Year ended December 31, 1995 (Commission File No. 1-9843)).
    10.32  Purchase agreement with JELD-WEN, Inc. for the Lexington, North Carolina door manufacturing facility (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Second
             Quarter of the Fiscal Year ended December 31, 1996 (Commission File No. 1-9843)).
    10.33  Agreement between Local 705, International Brotherhood of Teamsters, Chauffeurs, Warehousemen and
             Helpers of America, AFL-CIO and Morgan Distribution at West Chicago, IL (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the Second Quarter of the Fiscal Year
             ended December 31, 1996 (Commission File No. 1-9843)).
    10.34  Asset Purchase Agreement dated as of July 22, 1996 by and among the Company, Tennessee Building
             Products, Inc., Titan Building Products, Inc., James Fishel, James Schulman and Tennessee
             Building Products, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form
             10-Q/A-1 for the Second Quarter of the Fiscal Year ended December 31, 1996 (Commission File No.
             1-9843)).

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
    10.35  Amendment #5, dated June 30, 1996, to the Loan and Security Agreement among the Company, certain banks and Barclay's Business Credit, Inc. (succeeded by Fleet Capital), dated July 14, 1994
             (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 8-K filed with the Commission on September 26, 1996 (Commission File No. 1-9834)).
    10.36  Amendment #6, dated August 30, 1996, to the Loan and Security Agreement among the Company, certain banks and Barclay's Business Credit, Inc. (succeeded by Fleet Capital), dated July 14, 1994
             (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K filed with the Commission on September 26, 1996 (Commission File No. 1-9834)).
    10.37  Employment Agreement between the Company and Dawn Neuman dated May 30, 1995 (incorporated by reference to Exhibit 3 of the Company's Current Report on form 8-K filed with the Commission on
             September 26, 1996 (Commission File No. 1-9834)).
    10.38  Amendment dated February 8, 1996 to the Employment Agreement of Dawn Neuman (incorporated by reference to Exhibit 4 of the Company's Current Report on form 8-K filed with the Commission on
             September 26, 1996 (Commission File No. 1-9834)).
    10.39  Severance Agreement between the Company and David A. Braun dated October 1, 1995 (incorporated by reference to Exhibit 5 of the Company's Current Report on form 8-K filed with the Commission on
             September 26, 1996 (Commission File No. 1-9834)).
    10.40  Agreement between United Paperworkers International Union, Region IX, AFL-CIO, Local No. 7828,
             Decatur, Illinois dated January 2, 1996 (incorporated by reference to Exhibit 6 of the Company's
             Current Report on form 8-K filed with the Commission on September 26, 1996 (Commission File No.
             1-9834)).
    10.41  Non-Competition Agreement by and among the Company, Tennessee Building Products, Inc., Titan
             Building Products, Inc., James Fishel, James Schulman and John Whipple dated August 30, 1996
             (incorporated by reference to Exhibit 7 of the Company's Current Report on form 8-K filed with the Commission on September 26, 1996 (Commission File No. 1-9834)).
    10.42  Lease Agreement by and between Titan and Sunbelt Properties for property located at 37-A Freedom
             Court, Greer, South Carolina, dated February 15, 1995 (incorporated by reference to Exhibit 8 of the Company's Current Report on Form 8-K filed with the Commission on September 26, 1996
             (Commission File No. 1-9834)).
    10.43  Lease Agreement by and between Titan and SCI NC Limited Partnership for property located at 1407-A
             Westinghouse Blvd., Charlotte, North Carolina, dated February 15, 1995 (incorporated by reference to Exhibit 9 of the Company's Current Report on Form 8-K filed with the Commission on
             September 26, 1996 (Commission File No. 1-9834)).
    10.44  Lease Agreement by and between the Company and F&S Properties for property located at Foster and
             Glenrose Avenue, Nashville, Tennessee, dated August 30, 1996 (incorporated by reference to
             Exhibit 10 of the Company's Current Report on Form 8-K filed with the Commission on September
             26, 1996 (Commission File No. 1-9834)).
    10.45  Lease Agreement by and between the Company and F&S Properties for property located at 651 Thompson
             Lane, Nashville, Tennessee, dated August 30, 1996 (incorporated by reference to Exhibit 11 of the Company's Current Report on Form 8-K filed with the Commission on September 26, 1996
             (Commission File No. 1-9834)).
    10.46  Lease Agreement by and between the Company and F&S Properties for property located at 2131 Polymar
             Drive, Chattanooga, Tennessee, dated August 30, 1996 (incorporated by reference to Exhibit 12 of the Company's Current Report on Form 8-K filed with the Commission on September 26, 1996
             (Commission File No. 1-9834)).
  **23.1   Consent of Price Waterhouse LLP.

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------
  **23.2   Consent of Kraft Bros., Esstman, Patton & Harrell, PLLC.
   *23.3   Consent of Winthrop, Stimson, Putnam & Roberts (included in Exhibit 5).
  **24     Power of Attorney (included on signature page).

------------------------

*   To be filed by amendment.

**  Filed herewith.

ITEM 17. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Williamsburg, State of Virginia, on October 1, 1996.

                                              MORGAN PRODUCTS LTD.

                                              By:                 /s/ DOUGLAS H. MACMILLAN
                                                         -----------------------------------------
                                                                    Douglas H. MacMillan
                                                              VICE PRESIDENT, CHIEF FINANCIAL
                                                                   OFFICER AND SECRETARY

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Larry R. Robinette and Douglas H. MacMillan, and each or any of them, his true and lawful attorney-in-fact and to act for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                         TITLE                         DATE
------------------------------------------------------  -------------------------------------  ------------------

               /s/ FRANK J. HAWLEY, JR.
     -------------------------------------------        Chairman of the Board and Director      October 1, 1996
                 Frank J. Hawley, Jr.

                /s/ LARRY R. ROBINETTE                  President, Chief Executive Officer
     -------------------------------------------          and Director                          October 1, 1996
                  Larry R. Robinette                      (Principal Executive Officer)

               /s/ DOUGLAS H. MACMILLAN                 Vice President, Chief Financial
     -------------------------------------------          Officer and Secretary                 October 1, 1996
                 Douglas H. Macmillan                     (Principal Financial Officer)

                      SIGNATURE                                         TITLE                         DATE
------------------------------------------------------  -------------------------------------  ------------------
                 /s/ JOHN S. CROWLEY
     -------------------------------------------        Director                                October 1, 1996
                   John S. Crowley

                  /s/ HOWARD G. HAAS
     -------------------------------------------        Director                                October 1, 1996
                    Howard G. Haas

                /s/ WILLIAM R. HOLLAND
     -------------------------------------------        Director                                October 1, 1996
                  William R. Holland

            /s/ PATRICK J. MCDONOUGH, JR.
     -------------------------------------------        Director                                October 1, 1996
              Patrick J. McDonough, Jr.

               /s/ ALTON F. DOODY, JR.
     -------------------------------------------        Director                                October 1, 1996
                 Alton F. Doody, Jr.

              /s/ BYRON H. TONY STEBBINS
     -------------------------------------------        Director                                October 1, 1996
                Byron H. Tony Stebbins

                 /s/ EDWARD T. TOKAR
     -------------------------------------------        Director                                October 1, 1996
                   Edward T. Tokar

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
      23.1   Consent of Price Waterhouse LLP.
      23.2   Consent of Kraft Bros., Esstman, Patton & Harrell, PLLC.
      24.1   Power of Attorney (included on signature page).